Exhibit 99.1

AURORA®

Notice of Annual General and Special Meeting and Management Information Circular

June 26, 2025

AURORA®

OUR PURPOSE:

Opening the World to Cannabis

Enabled by Science, Empowered by People, For Patients & Consumers

OUR VALUES:

Winning Together, Accountability, Courage, Compassion

Letter from our Executive Chairman and CEO
Dear Fellow Shareholders,

We are pleased to invite you to the 2025 Annual General and Special Meeting of Shareholders of Aurora Cannabis Inc. (“Aurora” or the “Company”) to be held virtually on Friday, August 8, 2025 at 1:00 pm Eastern Time (the “Meeting”). As a Canadian headquartered company, with a substantial number of our shareholders residing in the U.S., holding the Meeting virtually gives all our shareholders an equal opportunity to participate. This further supports our continued focus on cost rationalization and ensuring we invest in initiatives that will drive growth and long-term value for our shareholders. As always, we look forward to your participation. Meeting details, including instructions on how to vote and ask questions, can be found within the accompanying Information Circular.

Reflecting on Fiscal 2025 and the Future for Aurora

First and foremost, on behalf of the Board and the entire Aurora team, I would like to send a sincere thank you to our shareholders for your support. It’s been another big year – anchored by our strongest financial performance yet, and filled with an unparallelled commitment to science, best-ever and record setting potency, and expanding global leadership, all made possible by our highly talented and passionate team. These successes are proof of what we can do when we work together in pursuit of our purpose of Opening the World to Cannabis.

Before I continue, please click here or visit the investor section of our website (AuroraMJ.com) to take a moment to watch a brief message from me and Simona King, our CFO, as we reflect on fiscal 2025 and the future for Aurora.

Looking back at the past year, it’s clear we’ve made some huge strides. From achieving our objective of positive free cash flow, to proving our strength as a global leader in medical cannabis, we’ve come a long way while staying true to our Values and demonstrating our Purpose with every step. Aurora is a very different company than it was when I joined almost five years ago, and for that I am immensely proud and excited for the future.

While the cannabis industry is growing rapidly, we know it’s a challenging and ever-changing business. I am grateful to the team who, time and time again, demonstrate they have the aptitude and drive that’s needed for our Company to continue to excel in this complex global environment. Our ability to remain focused on navigating the industry to achieve sustainable growth and healthy financial performance is what sets us apart and allows us to see opportunities where others may see challenges.

As we look ahead, it’s exciting to see countries like Germany, Poland, the UK, Australia and New Zealand continue to invest in the growth of medical cannabis. The stigma around cannabis is steadily decreasing, and we expect to see new markets come on the horizon as a result. As a company with unrivaled expertise in public policy and regulatory compliance, and cultivating at the highest standards, I believe Aurora is best positioned to enter emerging markets successfully.

As we continue into fiscal 2026, our commitment is to sustain profitable growth by doubling down on our core business of medical cannabis, where we have distinct advantages. It’s going to be another exciting year and, together as a team, I know Aurora will make a positive impact to patients and customers around the globe as we work hard to Open the World to Cannabis.

The future is bright for Aurora and, as always, we will continue to make thoughtful and responsible decisions for our shareholders.

Your vote is important to us. Thank you for your support and investment in our company.

Sincerely,

Miguel Martin

Miguel Martin

Executive Chairman and Chief Executive Officer

What’s Inside:

NOTICE OF ANNUAL GENERAL AND SPECIAL MEETING OF SHAREHOLDERS 1
SUMMARY 2
SOLICITATION OF PROXIES 8
GENERAL PROXY INFORMATION 8
RECORD DATE, VOTING SECURITIES AND PRINCIPAL HOLDERS OF VOTING SECURITIES 10
DOCUMENTS INCORPORATED BY REFERENCE 11
BUSINESS TO BE CONDUCTED AT THE MEETING 12
- ✓ ITEM 1: ELECTION OF DIRECTORS 12
- ✓ ITEM 2: APPOINTMENT OF AUDITOR 18
- ✓ ITEM 3: AMENDMENT TO RESTRICTED SHARE UNIT PLAN 19
- ✓ ITEM 4: AMENDMENT TO PERFORMANCE SHARE UNIT PLAN 20
- ✓ ITEM 5: AMENDMENT TO SHARE OPTION PLAN 21
- ✓ ITEM 6: SAY-ON-PAY 21

CORPORATE GOVERNANCE PRACTICES 23
ENVIRONMENTAL, SOCIAL AND GOVERNANCE (ESG) AT AURORA 26
COMPENSATION DISCUSSION AND ANALYSIS (CD&A) 33
STATEMENT OF EXECUTIVE COMPENSATION 44
DIRECTOR COMPENSATION – NON-EXECUTIVE DIRECTORS 47
OTHER MATTERS 59

FOUR WAYS TO VOTE BY PROXY:

On the internet

By telephone

By fax

By mail

NOTICE OF ANNUAL GENERAL AND SPECIAL MEETING OF SHAREHOLDERS
When:	Friday, August 8, 2025 at 1:00 pm Eastern Time
WHERE:	Virtual only via live webcast at: https://meetnow.global/M7DZCY2
Items of business:

1.       0B0B0Bto table the audited financial statements for the fiscal year ended March 31, 2025, together with the report of the auditors and the management’s discussion and analysis thereon;

2.       1B1B1Bto fix the number of directors to be elected at six (6);

3.       2B2B2Bto elect the directors for the ensuing year;

4.       3B3B3Bto appoint the auditor for the ensuing year;

5.       4B4B4Bto approve amendments to certain provisions of the Company’s Restricted Share Unit Plan, as more particularly described in the accompanying Information Circular, under “Business to be Conducted at the Meeting – Amendment to Restricted Share Plan;

6.       5B5B5Bto approve amendments to certain provisions of the Company’s Performance Share Unit Plan, as more particularly described in the accompanying Information Circular, under “Business to be Conducted at the Meeting – Amendment to Performance Share Unit Plan;

7.       6B6B6Bto approve amendments to certain provisions of the Company’s Share Option Plan, as more particularly described in the accompanying Information Circular, under “Business to be Conducted at the Meeting – Amendment to Share Option Plan; and

8.       7B7B7Bto consider and, if deemed appropriate, to pass with or without variation, a non-binding advisory resolution on our approach to executive compensation, as more particularly described in the accompanying Information Circular, under “Business to be Conducted at the Meeting – Say-on-Pay”.

right to vote:	You are entitled to receive notice of and vote at the Meeting or any adjournment, if you are a holder of common shares of Aurora on June 16, 2025. You have the right to vote your shares on items 2 to 8 listed above and any other items that may properly come before the Meeting or any adjournment. Each common share is entitled to one vote.
Meeting Materials:

We are using notice-and-access to deliver this circular to both our registered and non-registered shareholders. This means that the Meeting materials are being posted online for you to access rather than being mailed out. Notice-and-access gives shareholders more choice, substantially reduces our printing and mailing costs, and is environmentally friendly as it reduces paper and energy consumption.

You will still receive a form of proxy or a voting instruction form in the mail so you can vote your shares. However, instead of receiving a paper copy of the Meeting materials, you will receive a notice with information about how you can access the Meeting materials electronically and how to request a paper copy.

The Meeting materials, as well as our audited financial statements for the fiscal year ended March 31, 2025 and accompanying management discussion and analysis, are available under our profile at www.sedarplus.ca or on our website at https://www.auroramj.com/investors/corporate-governance/.

Approval:	The Board has approved the content of this Notice and Information Circular, and authorized it to be sent to shareholders, to each director and to the auditors. By order of the Board OF DIRECTORS
	Miguel Martin	Ron Funk
	Executive Chairman and CEO	Lead Independent Director

SUMMARY

This summary highlights information contained elsewhere in this Information Circular. This is not a complete description. You should read the entire document carefully before voting.

MEETING LOGISTICS

When	Where	Record Date
Friday, August 8, 2025 @ 1:00 pm ET	Online only at: https://meetnow.global/M7DZCY2	June 16, 2025

SHAREHOLDER VOTING MATTERS

Item of Business	Vote Recommendation	Page References
Fix the Number of Directors at Six (6)	✓ FOR	Page 12
Election of Six (6) Directors	✓ FOR	Pages 12 - 18
Appointment of Auditor	✓ FOR	Page 18
Amendment to Restricted Share Unit Plan	✓ FOR	Page 19
Amendment to Performance Share Unit Plan	✓ FOR	Page 20
Amendment to Share Option Plan	✓ FOR	Page 21
Say-on-Pay	✓ FOR	Pages 21 - 23

Our Director Nominees: A Diverse, Highly Qualified and Engaged Board

Name	Age	Other Public Boards	Director Since	Independent	Board Attendance	Committees
Miguel Martin*	53	0	2020	x	100%	N/A
Michael Singer**	60	0	2016	✓	92%	Audit, HRCC
Chitwant Kohli	60	1	2022	✓	100%	Audit *(Chair)*, N&CGC
Theresa Firestone	69	1	2021	✓	100%	HRCC (*Chair*), Audit
Norma Beauchamp	64	2	2018	✓	100%	N&CGC (*Chair*), Audit
Rajesh Uttamchandani	57	1	2024	✓	92%	HRCC, N&CGC

* Executive Chairman
** Nominee Lead Independent Director

Nominee Board Composition

Board Size	6
Number of Independent Directors	5
Average Tenure	4.9 years
Number of Female Directors	2
Gender Diverse Directors	33.3%
Directors Representing Other Designated Groups	2
Overall Board Diversity	66.7%
In-camera Sessions of Independent Directors	✓

Shareholder Rights and Best Practices

Annual Election of Directors	✓
Directors Elected Individually	✓
Majority Voting Policy	✓
Advance Notice Policy	✓
Shareholder Rights Plan	✓
Director Share Ownership Policy	✓

Governance Policies

Code of Business Conduct and Ethics	✓
Anti-Bribery and Anti-Corruption Policy	✓
Whistleblower Policy	✓
Board and Executive Diversity Policy	✓
Related Party Transactions Policy	✓
ESG Policy	✓

For our governance policies and material, please refer to:

https://www.auroramj.com/investors/corporate-governance/

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Executive Compensation
Our program is appropriately designed with a significant portion of pay “at-risk” and performance-based

Our executive compensation programs are intended to drive shareholder value creation, emphasize pay-for-performance, and provide a framework to effectively attract and retain talent.

✓   50% of the long-term incentive (“LTI”) award mix is performance based, which increased from 40% in prior years.

✓   80% of the CEO compensation is variable and “at-risk” (short-term incentive (“STI”) & LTI).

✓   75% of the EVP and CFO compensation is variable and “at-risk” (STI & LTI).

✓   More executive pay is at-risk than market median.

✓   The target mix is aligned to market (executives: 25% base salary, 25% STI and 50% LTIs).

✓   The CEO compensation mix remains at 20% base salary, 20% STI and 60% LTI.

✓   The total target cash is at the 50th percentile range of our peer group.

Overview of Our Executive Compensation Best Practices
✓	Pay-for-Performance: Our pay-for-performance philosophy is embedded in the compensation design, including a significant portion of pay at-risk, linked to Aurora’s performance and shareholder expectations.
✓	Annual Review of Peer Group: We annually review the continuing applicability of the compensation peer group for NEOs and recommend changes to the composition of the peer group, if warranted, to ensure its continuing relevance and comparability to the Company.
✓	Relevant Performance Metrics: Our performance metrics in the short and long-term incentive plans, and the expected performance levels for each metric, are reviewed annually to ensure they reflect Company strategy and that their achievement should also result in increased value for shareholders. NEOs also have personal performance goals established, reviewed, and measured annually.
✓	Threshold Performance Expectations: Both our short and long-term incentive plans incorporate a market-competitive and shareholder-aligned level of minimum performance expectations before executives can recognize value from the incentive plans.
✓	Caps on Incentive Payouts: Our incentive awards are capped at 150% to avoid excessive payouts.
✓	Balance between Short-term and Long-term Incentives: We maintain a reasonable balance between elements that focus on short-term financial performance and those that reward longer-term share price appreciation.
✓	Share Ownership Requirements: We ensure executives have a meaningful equity stake in Aurora to align their interests with those of the Company’s shareholders.
✓	Clawback Policy: Our clawback policy allows the Company to recoup an executive’s incentive compensation if the underlying incentive achievement was improperly awarded due to a subsequently discovered intentional fraud or material financial misstatement.
✓	Independent Advice: We use an external independent executive compensation consultant to assess our executive compensation programs to ensure they are aligned with shareholder and corporate objectives, best practices, and governance principles.

Our leadership team: Continuing to achieve Aurora’s strategic objectives to drive global growth

Bios can be found here: https://www.auroramj.com/about-us/#leadership

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BUSINESS HIGHLIGHTS

Diversified Global Business Model

Focus on Defensive, Stable, High Margin Segments

AURORA

Int'l Medical

International medical revenue increased 114% in Q4 FY 2025 compared to the prior year period.

Leadership in key markets such as Germany, Poland, the UK, and Australia

Canadian Medical

#1 Canadian Medical share by revenue

Consistent strong margins, direct-to-patient model

Plant Propagation

Net revenue increased 32% in Q4 FY 2025 compared to the prior year period.

Track record of profitable, cash flow positive operations with plans for future growth.

Adult Recreational

Ability to deliver products that provide exceptional customer value in all price tiers, while at the same time achieving strong contribution and gross margins

Science & Innovation

Delivering a continuous stream of new and exciting products with desirable high THC and terpene levels.

Innovations in genetics result in all-in per unit costs that are at least 30% better than legacy cultivars.

Leading Global Cannabis Platform

- Global medical cannabis net revenue[1] reached $68.1m in Q4, up 48% compared to the prior year period.
- Increased revenue primarily attributable to increasing sales in Canada, Germany, Australia, Poland and the UK.
- Adjusted gross margins[1] for medical cannabis consistently meet or exceed 60% target in all of Aurora's key profitable international markets, reaching 70% in Q4.
- Supplied from highly efficient, high quality Canadian EU and TGA GMP manufacturing facilities – a clear competitive advantage in the highly regulated medical markets evolving across the globe.
- International Market Size Estimated at $9.5bn by 2027[2]; Aurora is investing and supporting patients through in-country presence.
- Focused on establishing new standards for patients in a rapidly expanding medical landscape.

1. These terms are Non-GAAP Measures and are defined in the "Cautionary Statement Regarding Certain Non-GAAP Performance Measures" section of the FY25 Q4 MD&A, filed June 18, 2025.
2. BDS Analytics, "Updated Global Cannabis Market Forecasts, Spring 2022."

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Leadership in Key Global Cannabis Markets

UNITED KINGDOM: ~68m population
Strong market position through relationships with key distributors and supply of Channel Islands; a high-growth market
Launch of Aurora Academy as the leading educational platform for Health Care Professionals for cannabis in the UK. Hosting of successful online events throughout FY25
One of the first companies to launch live resin cartridge products, alongside an expanded range of next generation cultivars
POLAND: ~40m population
Aurora consistently maintains top 3 market share by volume
High barriers to entry advantage Aurora's stable supply and experience navigating highly regulated market
AUSTRALIA: ~27m population
Potential to be the largest medical market in the world outside of North America
Significant sales and patient growth driven by uptick in authorized prescribers
Acquired MedReleaf Australia in Feb. 2024: the second largest medical cannabis distributor in the country
Aurora one of the first Canadian LPs to receive GMP certification from the Australian regulatory agency (TGA)
One of the first companies to offer pastilles and live resin cartridge products, alongside an expanded range of next generation cultivars
CANADA: ~42m population
#1 Medical Market Share
High patient retention creates consistent revenue stream
Manufacturing network of efficient EU and TGA GMP facilities to support pharma-grade global supply
FRANCE: ~68m population
Leading partner in medical pilot program as sole supplier
Actively engaged in consultations around medical market framework, expected to launch in 2026 pending further regulatory reviews
SWITZERLAND:~9m population
Diverse portfolio of products distributed via network of leading wholesalers
NEW ZEALAND:~5m population
Completed first shipment of medical cannabis in May 2024, with further innovation planned
GERMANY: ~83m population
Aurora continuing to capitalize on descheduling of medical cannabis which occurred in April 2024. Established network of partners involved in telemedicine which helps to drive sales
#2 in the rapidly growing flower segment throughout FY25
Leading supplier of flower in self-payer segment, the fastest growing channel in Germany
Aurora now supplying products from domestic cultivation site at Leuna

Canadian Medical Leadership

Aurora is leading the market with four owned brands and a wide variety of marketplace offerings.

CanniMed BY AURORA

Value

"Your Ally in Medical Cannabis"

Straightforward and dependable

AURORA

Core

"Better Days Ahead"

Science-backed innovation

MedReleaf BY AURORA

Premium

"The Medical Grade Standard"

Consistent high-quality product for an advanced consumption experience

WMMC

Super Premium

"A Natural Part of Your Recovery"

Highest quality cannabis

Consistent Revenue Stream and Margin Leader

- #1 Canadian Medical Share by revenue; ~1% net revenue[1] growth year over year
- Direct-to-patient controlled distribution model; end-to-end experience from medical consultation to prescription fulfillment

Best in Class Patient Experience

- Patient survey launched May 2025: NPS is 52, which is considered excellent by Qualtrics, a leading NPS platform.
- Important enhancements to our web launched January 2025. Investment in our eCommerce technology and superior patient support provides competitive barrier to entry.
- High-value patients have "Exclusive" sections offering first access to popular products/new launches as well as Concierge Service

Breadth and Depth of Product Portfolio

- A breadth of offerings that cater to multiple patient segments; wide selection from Aurora brands and external vendors
- Q1 introduced 10 new flower cultivars through the Aurora house of brands, the marketplace portfolio offerings expanded through 42 additions

1. These terms are Non-GAAP Measures and are defined in the "Cautionary Statement Regarding Certain Non -GAAP Performance Measures" section of the FY25 Q4 MD&A, filed June 18, 2025. Refer to the "Adjusted Gross Margin" & "Adjusted EBITDA" section for a reconciliation to IFRS equivalent.

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European Medical Leadership

Aurora is a leader in the German, Polish and UK markets due to a consistent supply of high-quality and innovative EU GMP cannabis products.

Aurora Product Range
ULTRA HIGH THC
SUPER HIGH THC
HIGH THC
MIDDLE THC
BALANCED THC/CBD
CBD

AURORA

PEDANIOS

INDIMED

Consistent Revenue Stream and Margin Leader

- Aurora Europe posted a strong Q4 in FY25, made possible by record-high results in each of the core markets of UK, Germany and Poland
- Aurora Europe was the #2 supplier of medical cannabis to each core market of Germany and Poland during FY25[1]
- Aurora maintained premium price positioning across all core markets

Industry-leading portfolio of products

- Leading range of high quality and innovative products representing full spectrum of potencies with consistent availability in all key European markets
- Ghost Train Haze was ranked the #2 selling cultivar in the rapidly growing German flower market during FY25
- In April 2025 we launched live Resin cartridges in the UK, following their success in Canada and Australia. This launch marks the company's meaningful step in offering its proprietary cultivar-specific inhalable cannabis extracts in the UK market
- In early Q4, Aurora launched its first German-cultivated medical cannabis product under the IndiMed brand. The launch generated widespread media attention and strong positive coverage for Aurora

Opening Europe to Cannabis

- In FY25, Aurora played a key role in Germany's leading cannabis industry associations, helping to secure the stability of medical cannabis' descheduled status during the transition to a new conservative government.
- This was critical to preserving patient access and supporting continued market growth

1 Market share likely similar in UK though no independent data exists to verify this. Source for Germany and Poland are independent data vendors who collect sales data directly from wholesalers & pharmacies. Market data is available for Germany from April 2024 through February 2025, and for Poland from April 2024 through March 2025.

Australia & New Zealand Market Leadership

Following the acquisition of MedReleaf Australia, the # 2 player in the market, Aurora continues to expand its medical product portfolio, to meet the growing needs of the patients in Australia and New Zealand.

CraftPlant

Premium

High-quality cannabis products for experienced cannabis patients

AURORA

Core

Pharmaceutical-grade cannabis products and innovative formats for patients seeking consistent quality

INDIMED

Value

Affordable pricing for value patients

Key Differentiator: Consistent quality, consistent availability

Consistent Market Share and Margin Leader

- #2 Market Share ~16% by revenue and by pharmacy dispensed volumes[1]
- Products in Value segment made available to a broader segment of patients, while a new trade program launched in the country
- New Zealand continues to be a strong growth market, with Aurora holding ~15% market share

Market Leading Product Portfolio

- With over 30 products available in Australia and New Zealand, Aurora is focused on delivering a varied portfolio covering a broad spectrum of therapeutic conditions and patient segments
- Aurora products continue to represent 5 of the top 10 most popular products in the Australian market[1]

Strong Reputation of Consistency, Quality, and Availability

- Aurora's dedication to high quality breeding, cultivation techniques, quality controls, and GMP standards delivers a strong track record of safe, innovative, and true to label products
- Aurora continues to maintains close relationships with regulators and leads industry associations to help advocate for high standards in medicinal cannabis, and increased access for patients in Australia and New Zealand

1. Nostradata

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Key Takeaways

Opening the World to Cannabis

- Largest global medical cannabis company in nationally legal markets
- Diversified and growing footprint in high-margin medical cannabis markets across the globe
- Consistent, sequential and year-over-year revenue growth, including record global medical revenue of $67.8 million in Q4

Achievement of Financial Milestones

- Achieved positive free cash flow of $2.5 million in Q4 FY25 and $9.9 million in Fiscal 2025
- Achieved positive adjusted EBITDA of $16.7 million in Q4 FY25, representing 619% year over year growth and our tenth consecutive quarter of positive adjusted EBITDA
- Focused on generating positive free cash flow again in Q1 FY26

Robust and Differentiated Balance Sheet

- Completed final repayment of CAD $465 million of convertible debt in FY24 leaving cannabis business debt-free[2]
- $185.3 million of cash and cash equivalents as of the close of Q4 FY25; enabling the pursuit of profitable growth
- Focus on growth opportunities that are expected to deliver profit and positive free cash flow, such as the acquisition of MedReleaf Australia in February 2024

Enabled by Science

- Leading cannabis plant genetic work continues to improve cultivation yields, product consistency, and crop quality to increase potential profitability of each cultivation cycle.
- A consistent pipeline of innovative offerings that support the continued growth of our global cannabis business
- Patent-worthy genetic identification of pathogen markers to reduce crop risk such as powdery mildew

(1) Adjusted EBITDA is a Non-GAAP Measure and is defined in the "Cautionary Statement Regarding Certain Non-GAAP Performance Measures" section of the FY25 Q4 MD&A, filed June 18, 2025. Refer to the "Adjusted EBITDA" section for a reconciliation to IFRS equivalent.

(2) Aurora's only remaining long term debt is $61.7million in non-recourse debt relating to Bevo Farms Ltd as detailed in the FY2025 Q4 Financial Statements

HOW TO Vote
TO BE COUNTED, PROXIES MUST BE RECEIVED NO LATER THAN 1:00 PM EASTERN TIME ON WEDNESDAY, AUGUST 6, 2025
Method	Beneficial Shareholders Shares held with a broker, bank or other intermediary	Registered Shareholders Shares held in own name (physical certificate or DRS)
Internet	www.proxyvote.com	www.investorvote.com
Phone or Fax	Call or fax to the number(s) listed on your VIF and vote using the control number provided therein.	Phone: 1-866-732-8683 Fax: 1-866-249-7775
Mail	Return the VIF in the enclosed envelope.	Return the Proxy in the enclosed envelope.

NOTE: Shareholders who wish to appoint someone other than Aurora representatives named in the VIF/Proxy as their proxyholder to participate at the Meeting as their proxy and vote their shares MUST first submit their VIF/Proxy, as applicable, appointing that person as proxyholder AND then register that proxyholder online.

Please refer to the instructions in the Information Circular.

YOUR VOTE IS IMPORTANT!
If you have questions regarding, voting, notice-and-access or require assistance in obtaining meeting materials, please call or contact our proxy solicitation agent:

Laurel Hill Advisory Group

North American Toll-Free Number: 1-877-452-7184
Collect Calls Outside North America: 416-304-0211
Email: assistance@laurelhill.com

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MANAGEMENT INFORMATION CIRCULAR Containing information as of June 16, 2025 (unless stated otherwise)
Solicitation of Proxies	This Management Information Circular (“Information Circular”) is furnished in connection with the solicitation of proxies by the management of the Company for use at the Annual General and Special Meeting of the shareholders of the Company (and any adjournment thereof) to be held at 1:00 pm Eastern Time on Friday, August 8, 2025 (the “Meeting”) by live webcast at the link and for the purposes set forth herein and in the accompanying Notice of Meeting. While it is expected that the solicitation will be primarily by mail, proxies may be solicited personally or by telephone by the regular employees of the Company at nominal cost. Aurora has engaged Laurel Hill Advisory Group (“Laurel Hill”) to provide shareholder communication advisory and proxy solicitation services and will pay a fee of $40,000 for the services and certain out-of-pocket expenses. All costs of solicitation by management will be borne by the Company. We have arranged for intermediaries to forward the Meeting proxy materials to shareholders who do not hold Common Shares in their own name (“Beneficial Shareholders”) of record by those intermediaries. We may reimburse the intermediaries for their reasonable fees and disbursements in that regard.
GENERAL PROXY INFORMATION
Notice and Access

The Company has elected to use the notice and access procedure (“Notice and Access”) available in National Instrument 51-102 – Continuous Disclosure Obligations (“NI 51-102”) and National Instrument 54-101 – Communication with Beneficial Owners of Securities of a Reporting Issuer (“NI 54-101”) for the delivery of meeting materials to shareholders for the Meeting. Under Notice and Access provisions, shareholders will receive a notice (“Notice and Access Notice”) containing information on how they can access this Information Circular and accompanying Notice of Meeting (the “Meeting Materials”) electronically instead of receiving a printed copy, and if a shareholder wishes, how to receive a printed copy of the Meeting Materials. Together with the Notice and Access Notice, shareholders will receive a proxy (“Proxy”), in the case of Registered Shareholders (as defined below), enabling them to vote at the Meeting. The Meeting Materials will be posted on the Company’s website at https://www.auroramj.com/investors/corporate-governance/ and will remain on the website for one year. The Meeting Materials will also be available on the Company’s corporate profile at www.sedarplus.ca. All Registered and Beneficial Shareholders will receive a Notice and Access Notice.

The individuals named in the accompanying form of Proxy are officers and/or directors of the Company. If you are a shareholder entitled to vote at the Meeting, you have the right to appoint a person or company other than any of the persons designated in the Proxy, who need not be a shareholder, to attend and act for you and vote on your behalf at the Meeting.

In respect of a matter for which a choice is not specified in the Proxy, the persons named in the Proxy will vote the Common Shares represented by the Proxy FOR the approval of such matter.

Registered Shareholders

Shareholders who hold Common Shares registered in their own name (“Registered Shareholders”) may wish to vote by proxy whether or not they are able to attend the virtual Meeting. Registered Shareholders may choose one of the following options to submit their Proxy:

➢ complete, date and sign the enclosed form of Proxy and return it to the Company’s transfer agent, Computershare Trust Company of Canada (“Computershare”), by fax within North America at 1-866-249-7775, outside North America at (416) 263-9524, or by mail to the 8th Floor, 100 University Avenue, Toronto, Ontario, Canada, M5J 2Y1 or by hand delivery to the 3rd Floor, 510 Burrard Street, Vancouver, British Columbia, Canada V6C 3B9;

➢ use a touch-tone phone to transmit voting choices to a toll-free number. Registered Shareholders must follow the instructions of the voice response system and refer to the enclosed Proxy for the toll-free number, the holder’s account number and the 15-digit control number; or

➢ use the internet through the Computershare website at www.investorvote.com. Registered Shareholders must follow the instructions that appear on the screen and refer to the enclosed Proxy for the holder’s account number and the 15-digit control number.

In all cases, the Registered Shareholder must ensure the Proxy is received at least 48 hours (excluding Saturdays, Sundays and statutory holidays) before the Meeting, or the adjournment thereof, at which the Proxy is to be used. The time limit for the deposit of proxies may be waived or extended by the Chair of the Meeting at his discretion without notice.

If you have any questions or need assistance with the completion and delivery of your form of Proxy, please contact Aurora’s shareholder communication advisor and proxy solicitation agent, Laurel Hill, by telephone at 1-877-452-7184 (toll-free in North America) or 416-304-0211 (collect call outside North America) or by email at assistance@laurelhill.com.

Beneficial Shareholders

The following information is of significant importance to Beneficial Shareholders. Beneficial Shareholders should note that the only proxies that can be recognized and acted upon at the Meeting are those deposited by registered shareholders (those whose names appear on the records of the Company as the registered holders of Common Shares) or as set out in the following disclosure.

If Common Shares are listed in an account statement provided to a shareholder by a broker, then in almost all cases those Common Shares will not be registered in the shareholder’s name on the records of the Company. Such Common Shares will more likely be registered under the name of the shareholder’s broker or an agent of that broker. In Canada, the vast majority of such Common Shares are registered under the name of CDS & Co. (the registration name for The Canadian Depository for Securities Limited, which acts as nominee for many Canadian brokerage firms), and in the United States (the “U.S.”), under the name of Cede & Co. as nominee for The Depository Trust and Clearing Corporation (which acts as depositary for many U.S. brokerage firms and custodian banks). Intermediaries are required to seek voting instructions from Beneficial Shareholders in advance of meetings of shareholders. Every intermediary has its own mailing procedures and provides its own return instructions to clients. You should carefully follow the instructions of your broker or intermediary in order to ensure that your Common Shares are voted at the Meeting.

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The form of Proxy supplied to you by your broker will be similar to the Proxy provided to Registered Shareholders by the Company. However, its purpose is limited to instructing the intermediary on how to vote your Common Shares on your behalf. Most brokers now delegate responsibility for obtaining instructions from clients to Broadridge Financial Solutions, Inc. (“Broadridge”) in Canada and in the United States. Broadridge mails a Voting Instruction Form (a “VIF”) in lieu of a Proxy provided by the Company. The VIF will name the same persons as the Company’s Proxy to represent your Common Shares at the Meeting. You have the right to appoint a person, other than any of the persons designated in the VIF, to represent your Common Shares at the Meeting. The person you appoint as a representative need not be a shareholder of the Company. You may appoint yourself as the representative of your Common Shares. To exercise your right to appoint a representative, insert the name of the desired representative (which may be you) in the blank space provided in the VIF. The completed VIF must then be returned to Broadridge by mail or facsimile or given to Broadridge by phone or over the internet, in accordance with Broadridge’s instructions. Broadridge then tabulates the results of all instructions received and provides appropriate instructions respecting voting of Common Shares to be represented at the Meeting. If you receive a VIF from Broadridge, the VIF must be completed and returned to Broadridge, in accordance with Broadridge’s instructions, well in advance of the Meeting in order to have the Common Shares voted at the Meeting or to have an alternate representative duly appointed to attend the virtual Meeting and vote your Common Shares. Beneficial Shareholders may be contacted by Laurel Hill to conveniently obtain a vote directly over the phone using Broadridge’s QuickVote™ application.

If you have any questions or need assistance with the completion and delivery of your VIF, please contact Aurora’s shareholder communication advisor and proxy solicitation agent, Laurel Hill, by telephone at 1-877-452-7184 (toll-free in North America) or 416-304-0211 (collect call outside North America) or by email at assistance@laurelhill.com.

Additional Information for Appointing a Proxyholder (Registered and Beneficial Shareholders)

Shareholders who wish to appoint someone other than the Aurora representatives named in the form of Proxy or VIF as their proxyholder to participate at the Meeting as their proxy and vote their shares MUST first submit their Proxy or VIF, as applicable, appointing that person as proxyholder AND then register that proxyholder online, as described below.

Registering your proxyholder is an additional step that must be completed AFTER you have submitted your Proxy or VIF. Failure to register the proxyholder will result in the proxyholder not receiving a username that is required to participate and vote at the Meeting.

To register a proxyholder, shareholders MUST visit https://www.computershare.com/Aurora no later than Wednesday, August 6, 2025 at 1:00 p.m. Eastern Time and provide Computershare with their proxyholder’s contact information, so that Computershare may provide the proxyholder with a username via email.

United States Beneficial holders: To attend and vote at the virtual Meeting, you must first obtain a valid legal proxy from your broker, bank or other agent and then register in advance to attend the Meeting. Follow the instructions from your broker or bank included with these proxy materials or contact your broker or bank to request a legal proxy form. After first obtaining a valid legal proxy from your broker, bank or other agent, to then register to attend the Meeting, you must submit a copy of your legal proxy to Computershare. Requests for registration should be directed to Computershare (100 University Avenue, 8th Floor, Toronto, ON M5J 2Y1, email: USlegalproxy@computershare.com).

If you appoint a proxyholder other than yourself or the named Aurora representatives, please make them aware and ensure they will participate at the Meeting and have received their username prior to the Meeting. If your proxyholder does not receive a username and attend the Meeting, your shares will not be voted.

Notice to United States Shareholders

The solicitation of proxies is not subject to the requirements of Section 14(a) of the United States Securities Exchange Act of 1934, as amended (the “U.S. Exchange Act”), by virtue of an exemption applicable to proxy solicitations by foreign private issuers as defined in Rule 3b-4 of the U.S. Exchange Act. Accordingly, this Information Circular has been prepared in accordance with applicable Canadian disclosure requirements. Shareholders of the United States should be aware that such requirements differ from those of the United States applicable to proxy statements under the U.S. Exchange Act.

Any information concerning the Company and its operations has been prepared in accordance with Canadian standards under applicable Canadian securities laws and may not be comparable to similar information for United States companies.

Financial statements included or incorporated by reference herein have been prepared in accordance with International Financial Reporting Standards (“IFRS”), as issued by the International Accounting Standards Board, and are subject to auditing and auditor independence standards in Canada which will differ in certain respects from United States generally accepted accounting principles and from practices prescribed by the U.S. Securities and Exchange Commission (“SEC”) and thus, may not be comparable to financial statements of United States companies. Such consequences for shareholders who are resident in, or citizens of, the U.S. may not be described fully in this Information Circular.

The enforcement by shareholders of civil liabilities under the United States federal securities laws may be affected adversely by the fact that the Company is incorporated or organized under the laws of a foreign country, that some or all of their officers and directors and the experts named herein are residents of a foreign country and a substantial portion of the Company’s assets and the assets of such persons are located outside of the United States.

Revocation of Proxies

In addition to revocation in any other manner permitted by law, a Registered Shareholder who has given a Proxy may revoke it by:

➢ executing a Proxy bearing a later date or by executing a valid notice of revocation, either of the foregoing to be executed by the Registered Shareholder or the registered shareholder’s authorized attorney in writing, or, if the shareholder is a corporation, under its corporate seal by an officer or attorney duly authorized, and by delivering the Proxy bearing a later date to Computershare, at any time up to and including the last business day that precedes the day of the Meeting or, if the Meeting is adjourned, the last business day that precedes any reconvening thereof, or to the Chairman of the Meeting on the day of the Meeting or any reconvening thereof, or in any other manner provided by law; or

➢ personally attending the virtual Meeting and voting the Registered Shareholder’s Common Shares.

A revocation of a Proxy will not affect a matter on which a vote is taken before the revocation.

NOTE: If you are using a 15-digit control number to login to the virtual Meeting and you accept the terms and conditions, you will only be revoking any and all previously submitted Proxies IF you enter a vote while the virtual Meeting is in session. If you do not want to revoke a previously submitted proxy, please do not vote while the Meeting is in session.

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Attending and Participating at the Virtual Meeting

Shareholders and duly appointed proxyholders can attend the meeting online at: https://meetnow.global/M7DZCY2.

➢ Registered Shareholders and duly appointed proxyholders can participate in the meeting by clicking “Shareholder” and entering a Control Number or an Invite Code before the start of the meeting.

▪ Registered Shareholders: the 15-digit control number is located on the Form of Proxy or in the email notification you received.

▪ Duly appointed proxyholders: Computershare Trust Company of Canada OR Computershare Investor Services Inc. (together, “Computershare”) will provide the proxyholder with an Invite Code by email after the voting deadline has passed.

➢ Attending and voting at the meeting will only be available for Registered Shareholders and duly appointed proxyholders.

➢ Non-Registered Shareholders who have not appointed themselves as proxyholders to participate and vote at the meeting may login as a guest, by clicking on “Guest” and complete the online form; however, they will not be able to vote or submit questions.

➢ Non-Registered Shareholders who have not appointed themselves as proxyholders to participate and vote at the meeting will not be able to attend the meeting online.

Shareholders who wish to appoint a third-party proxyholder to represent them at the virtual meeting must submit their Proxy or VIF (as applicable) prior to registering their proxyholder. Registering the proxyholder is an additional step once a Shareholder has submitted their Proxy or VIF. Please refer to “Additional Information for Appointing a Proxyholder”.

In order to participate online, Shareholders must have a valid 15-digit control number and proxyholders must have received an email from Computershare containing an Invite Code.

The virtual meeting platform is fully supported across most commonly used web browsers (note: Internet Explorer is not a supported browser). We encourage you to access the meeting prior to the start time. It is important that you are connected to the internet at all times during the meeting in order to vote when balloting commences.

8B8B8BParticipating in the meeting: The meeting will only be hosted online by way of a live webcast. Shareholders will not be able to attend the meeting in person. A summary of the information shareholders will need to attend the virtual meeting is provided below.

➢ Registered Shareholders and appointed proxyholders: Only those who have a 15-digit control number, along with duly appointed proxyholders who were assigned an Invite Code by Computershare, will be able to vote and submit questions during the meeting. To do so, please go to https://meetnow.global/M7DZCY2 prior to the start of the meeting to login. Click on “Shareholder” and enter your 15-digit control number or click on “Invitation” and enter your Invite Code.

➢ United States Beneficial Shareholders: To attend and vote at the virtual meeting, you must first obtain a valid Legal Proxy from your broker, bank or other agent and then register in advance to attend the meeting. Please refer to “Additional Information for Appointing a Proxyholder.

9B9B9BVoting at the meeting: A Registered Shareholder (or a Non-Registered Shareholder) who has appointed themselves or appointed a third-party proxyholder to represent them at the meeting, will appear on a list of proxyholders prepared by Computershare, who is appointed to review and tabulate proxies for this meeting. To be able to vote their shares at the meeting, each Registered Shareholder or proxyholder will be required to enter their control number or Invite Code provided by Computershare at https://meetnow.global/M7DZCY2 prior to the start of the meeting.

In order to vote, Non-Registered Shareholders who appoint themselves as a proxyholder MUST register with Computershare at https://www.computershare.com/Aurora AFTER submitting their VIF in order to receive an Invite Code (see details under the heading “Appointment of proxies” for details).

Q&A	Registered Shareholders and duly appointed proxyholders who login to participate at the virtual Meeting will be able to ask questions, provided they are connected to the Internet. Any shareholder who wishes to pose questions in advance of the Meeting is invited to send them by email to ir@auroramj.com.
Interests of Certain Persons or Companies in Matters to be Acted Upon	No director or executive officer of the Company, nor any person who has held such a position since the beginning of the last completed financial year of the Company, nor any proposed nominee for election as a director of the Company, nor any associate or affiliate of the foregoing persons, has any substantial or material interest, direct or indirect, by way of beneficial ownership of securities or otherwise, in any matter to be acted on at the Meeting other than the election of directors, the appointment of the auditor, the approval of the advisory vote on executive compensation, and as otherwise set out herein.
Record Date, Voting Securities and Principal Holders of Voting Securities

The Board has fixed June 16, 2025 as the record date (the “Record Date”) for determination of persons entitled to receive notice of the Meeting.

Only shareholders of record at the close of business on the Record Date who either attend the virtual Meeting or complete, sign and deliver a form of Proxy in the manner and subject to the provisions described above will be entitled to vote or to have their Common Shares voted at the Meeting.

To the knowledge of the directors and executive officers of the Company, no person or company beneficially owned, directly or indirectly, or exercised control or direction over, Common Shares carrying more than 10% of the voting rights attached to all outstanding Common Shares as of June 16, 2025.

Intercorporate Relationships	At the date of this Information Circular, the Company operates its business through its seven (7) material wholly owned subsidiaries. Please refer to the Company’s Annual Information Form for the fiscal year ended March 31, 2025 dated June 17, 2025 (the “2025 AIF”) posted to the Company’s SEDAR+ profile at www.sedarplus.ca, which sets out the Company’s material subsidiaries.

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Authorized capital

The Company is authorized to issue an unlimited number of Common Shares without par value. As of June 16, 2025, there were 56,246,404 Common Shares issued and outstanding, each carrying the right to one vote. No group of shareholders has the right to elect a specified number of directors, nor are there cumulative or similar voting rights attached to the Common Shares. The Company is also authorized to issue an unlimited number of Class “A” Shares with a par value of $1.00 each and is authorized to issue an unlimited number of Class “B” Shares with a par value of $5.00 each. There were no Class “A” Shares and no Class “B” Shares issued and outstanding as of June 16, 2025.

Class “A” Shares: Class “A” Shares may be issued from time to time in one or more series, and the directors may fix from time to time before such issue the number of Class “A” Shares of each series and the designation, rights and restrictions attached thereto including any voting rights, dividend rights, redemption, purchase or conversion rights, sinking fund or other provisions. The Class “A” Shares rank in priority over Common Shares and any other shares ranking by their terms junior to the Class “A” Shares as to dividends and return of capital upon liquidation, dissolution or winding up of the Company or any other return of capital or distribution of the assets of the Company.

Class “B” Shares: Class “B” Shares may be issued from time to time in one or more series, and the directors may fix from time to time before such issue the number of Class B shares of each series and the designation, rights and privileges attached thereto including any voting rights, dividend rights, redemption, purchase or conversion rights, sinking fund or other provisions. The Class “B” Shares rank in priority over Common Shares and any other shares ranking by their terms junior to the Class “B” Shares as to dividends and return of capital upon liquidation, dissolution or winding up of the Company or any other return of capital or distribution of the assets of the Company.

Documents Incorporated by Reference

The following documents filed with the securities commissions or similar authority in all provinces of Canada are specifically incorporated by reference in this Information Circular:

•     The Company’s 2025 AIF;

•     The Company’s audited consolidated financial statements for the financial years ended March 31, 2025 and March 31, 2024, the reports of the auditor’s thereon (the “Annual Financial Statements”), and the related management’s discussion and analysis (the “Annual MD&A”), both of which will be tabled at the Meeting; and

•     The Charter of the Company’s audit committee (the “Audit Committee”), a copy of which is attached as Schedule “A” to the 2025 AIF.

These documents are also available under the Company’s SEDAR+ profile at www.sedarplus.ca. Additional information relating to these documents may be obtained by a shareholder upon request without charge by sending an email to ir@auroramj.com.

Votes Necessary to Pass Resolutions	With respect to the election of directors, the Board has determined that six (6) directors are to be elected at the Meeting. Accordingly, there are six (6) director positions to be filled. If there are more nominees for election as directors than there are vacancies to fill, the six (6) nominees receiving the greatest number of votes will be elected. If the number of nominees for election is equal to the number of vacancies to be filled, all such nominees will be declared elected by acclamation. Subject to the majority voting policy described below, the six (6) nominees receiving the highest number of votes may be, at the discretion of the Board, considered elected, even if a director gets fewer “for” votes than “withhold” votes. Similarly, unless there is a nomination from the floor for an alternative auditor, the auditor proposed by management will be appointed at the Meeting. A simple majority of affirmative votes cast at the Meeting is required to pass the other resolutions described herein.
Cautionary Statement: Forward-Looking Statements

This Information Circular includes statements containing certain "forward-looking information" within the meaning of applicable securities law ("forward-looking statements"). Forward-looking statements are frequently characterized by words such as "plan", "continue", "expect", "project", "intend", "believe", "anticipate", "estimate", "may", "will", "potential", "proposed" and other similar words, or statements that certain events or conditions "may" or "will" occur.

These forward-looking statements are only predictions. Forward looking information or statements contained herein have been developed based on assumptions management considers to be reasonable. Material factors or assumptions involved in developing forward-looking statements include, without limitation, publicly available information from governmental sources as well as from market research and industry analysis and on assumptions based on data and knowledge of this industry which the Company believes to be reasonable. Forward-looking statements are subject to a variety of risks, uncertainties and other factors that management believes to be relevant and reasonable in the circumstances could cause actual events, results, level of activity, performance, prospects, opportunities or achievements to differ materially from those projected in the forward-looking statements. These risks include, but are not limited to, the magnitude and duration of potential new or increased tariffs imposed on goods imported from Canada into the United States, the ability to retain key personnel, the ability to continue investing in infrastructure to support growth, the ability to obtain financing on acceptable terms, the continued quality of our products, customer experience and retention, the development of third party government and non-government consumer sales channels, management’s estimates of consumer demand in Canada and in jurisdictions where the Company exports, expectations of future results and expenses, the risk of successful integration of acquired business and operations, management’s estimation that SG&A will grow only in proportion of revenue growth, the ability to expand and maintain distribution capabilities, the impact of competition, the general impact of financial market conditions, the yield from cannabis growing operations, product demand, changes in prices of required commodities, competition, and the possibility for changes in laws, rules, and regulations in the industry, epidemics, pandemics or other public health crises, and other risks, uncertainties and factors set out under the heading “Risk Factors” in the 2025 AIF which is available on the Company’s issuer profile on SEDAR+ at www.sedarplus.ca and filed with and available on the SEC’s website at www.sec.gov.

The Company cautions that the list of risks, uncertainties and other factors described in the 2025 AIF is not exhaustive and other factors could also adversely affect its results. Readers are urged to consider the risks, uncertainties and assumptions carefully in evaluating the forward-looking statements and are cautioned not to place undue reliance on such information. The Company is under no obligation, and expressly disclaims any intention or obligation, to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as expressly required by applicable securities law.

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BUSINESS TO BE CONDUCTED AT THE MEETING

ITEM 1: Election of Directors

As of the date of this Information Circular there are seven (7) directors of the Company. Ron Funk has made the decision to retire from the Board at the Meeting and, as such, management proposes that the number of persons to be elected at the Meeting to act as directors of the Company for the ensuing year be fixed at six (6).

All of management’s nominees for election at the Meeting are currently directors of the Company. If, however, one or more of them should become unable to stand for election, it is likely that one or more other persons would be nominated for election at the Meeting. The persons named in the Proxy intend to vote for the election of the proposed nominees set out below and to exercise their discretionary authority to vote for the election of any other person in place of a nominee unable to stand for election.

The term of office of each of the current directors will end at the conclusion of the Meeting. Unless the director’s office is vacated earlier in accordance with the provisions of the Business Corporations Act (British Columbia) (the “BCBCA”), each director elected will hold office until the conclusion of the next annual general meeting of the Company, or if no director is then elected, until a successor is elected.

INDEPENDENCE: Five (5) of the six (6) candidates (83.3%) proposed for election qualify as unrelated and independent, as they are independent from management and free from any interest, function, business, or other relationship that could, or could reasonably be perceived to, materially interfere with the director’s ability to act in the Company’s best interest. The Board has determined that only the Company’s Executive Chairman and Chief Executive Officer (“CEO”) is considered a non-independent director.

INTRODUCTION TO BOARD AND EVOLUTION OF BOARD LEADERSHIP

Our commitment to strong corporate governance starts with our diverse, highly qualified and engaged Board, whom we believe are the right individuals to continue to lead the Company towards long-term success and shareholder value creation.

The Company has evolved greatly since Canada’s legalization of cannabis in October 2018. Amidst a complex landscape of changing regulations, mounting uncertainties and ever-changing opportunities and priorities within the sector, Aurora carefully and strategically navigated turbulent times, and now stands in a position of great strength amongst its peers and as a true leader in the global cannabis industry. Throughout this period, the Board has also evolved, with a focus on ensuring the right leaders with the right expertise were in place to steward the continued success of the Company. Today, the Board comprises individuals that have contributed significantly to Aurora’s most recent success.

In more recent years, Theresa Firestone, Chitwant Kohli, and Rajesh Uttamchandani joined the Board, bringing key expertise and diversity to the Board and Board committees, including the Audit Committee and HRCC. Prior to these appointments, Ron Funk and Norma Beauchamp joined through the acquisition of MedReleaf in July 2018, both of whom have contributed substantially as the Company navigated through various acquisitions and the many challenges that came with competing in a volatile and newly regulated industry.

Through these times, the Board has also benefited greatly from the deep institutional and industry knowledge of Michael Singer. Mr. Singer has served on the Board since May 2016; as Executive Chairman from February 2019 until May 2021; and for a short period as interim CEO from February to September in 2020. He was a key architect of Aurora’s business transformation which commenced in February 2020 and acted as a sound advisor to the newly-appointed CEO, Mr. Martin, during that transformational period. Since May 2024, the Board has deemed Mr. Singer as independent of management, and for the purposes of National Instrument 52-110 – Audit Committees (“NI 52-110”). As such, he currently serves as an active member of the HRCC and the Audit Committee.

This year, Ron Funk has made the decision to retire from the Board; a transition which commenced in September 2024 when he stepped back to the role of Lead Independent Director and Miguel Martin was appointed as Executive Chairman. To complete the transition, the Board has nominated Mr. Singer to move into the role of Lead Independent Director upon his re-election at the Meeting. With his deep understanding of the Company, extensive expertise in financial management, capital markets and corporate governance, in particular within the pharmaceutical and medical cannabis industries, as well as a keen ability to facilitate productive conversations, he is aptly positioned to take on this role and to continue to act as a thoughtful and objective independent advisor on the Board.

We are thankful to our Board members for their valuable partnership, contributions and commitment to Aurora’s continued success and vision as we continue to Open the World to Cannabis.

Biographies for each director nominee for election at the Meeting follow. All other director information can be found in this section under the heading “Director Compensation” and in the section entitled “Corporate Governance Practices”.

✓	tHE BOARD recommends that shareholders vote “FOR” the election of each nominee set forth below, to hold office until the close of the next annual meeting of shareholders or until their respective successors ARE ELECTED. Unless otherwise instructed, the persons designated in the Proxy intend to vote FOR each nominee.

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Miguel Martin – Executive Chairman and CEO
Virginia, USA | Director since September 2020 | Age: 53
Areas of expertise: ▪ Executive leadership ▪ Strategic planning and execution ▪ Consumer packaged goods ▪ International regulated products
Current occupation:	CEO and Executive Chairman of the Company
Business Experience:

Miguel Martin’s career spans nearly 30 years in consumer-packaged goods, covering various regulated categories and fast-moving markets. He joined Aurora from Reliva, where he served as President and CEO, and prior to that served as President and General Manager of Logic Technology, one of the world’s largest manufacturers of electronic cigarettes. Under his leadership, Logic was launched in over 38 countries, securing leading global market share which poised the company for a successful acquisition. He also served as Senior Vice-President and General Manager of Altria Sales & Distribution, one of the largest producers and marketers of tobacco, cigarettes and related products globally. While in that role, he led the sales organization responsible for Philip Morris USA, UST and John Middleton.

Mr. Martin’s strength is in building winning teams in sales, marketing and operations, and he has a deep understanding of navigating regulated markets including tobacco, alcohol and cannabis. His distinguished career is anchored by his success in global expansion and sales excellence.

Education:	Mr. Martin obtained his Bachelor of Science from the University of Vermont in 1994 and completed Laws/Regulations/Compliance and Litigation Representation Training in 2010.
Public Directorships:	N/A
Memberships, designations & awards:	In 2015, Mr. Martin won the Pinnacle Award for leadership from the National Association of Tobacco Stores
Membership	Attendance	Voting Results
Board	13 out of 13 (100%)	✓ 2024 - 93.29% FOR ✓ 2023 – 85.26% FOR ✓ 2022 – 92.56 % FOR ✓ 2021 – 92.71% FOR ✓ 2020 – 90.05% FOR

Michael Singer – Independent Director and Nominee Lead Independent Director
Quebec, Canada | Director since May 2016 | Age: 60
Areas of expertise: ▪ Strategic planning and execution ▪ Finance ▪ Executive leadership ▪ Mergers and acquisitions ▪ Capital markets ▪ Corporate governance
Current occupation:	Self-employed independent director
Business Experience:	Michael Singer has extensive financial management, capital markets and corporate governance experience in the pharmaceutical and medical cannabis industries. He formerly acted as Aurora’s Interim CEO (February 2020 to September 2020) and Executive Chairman (until May 2021). In addition, he acted as the Chief Financial Officer of Nasdaq-listed Clementia Pharmaceuticals Inc., a Montreal based clinical stage biopharmaceutical company from May 2015 until July 2018. From May 2014 until June 2015, he was Chief Financial Officer of Bedrocan Cannabis Corp. Mr. Singer has held numerous independent director roles in Canadian public health care companies, and previously served as CFO and Corporate Secretary for TSX-V listed Thallion Pharmaceuticals Inc. Since February 2023, he has been a director of the Children’s Starlight Foundation Canada.
Education:	Mr. Singer holds a Graduate Diploma in Public Accounting from McGill University and a Bachelor of Commerce from Concordia University.
Public Directorships:	Metalite Resources Inc. (formerly RooGold Inc.) (CSE) from March 2022 to April 2023
Memberships, designations & awards:	CGA and CPA, Quebec Order of Chartered Professional Accountants
Membership	Attendance	Voting Results (Prior 5 years)
Board Audit HRCC	12 out of 13 (92%) 3 out of 3 (100%)(1) 2 out of 2 (100%)(1)	✓ 2024 – 84.70% FOR ✓ 2023 – 85.30% FOR ✓ 2022 – 92.11% FOR ✓ 2021 – 92.13% FOR ✓ 2020 – 82.27% FOR

Note: (1) Mr. Singer was appointed to the Audit Committee and HRCC effective September 19, 2024, and the number of meetings represents those attended since he joined.

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Chitwant Kohli – Independent Director and Chair of the Audit Committee
Ontario, Canada | Director since January 2022 | Age: 60
Areas of expertise: ▪ Audit and risk management ▪ Financial reporting/oversight ▪ Strategic planning and operations ▪ International markets
Current occupation:	Self-employed independent director
Business Experience:	Chitwant Kohli joined the Board in January 2022 after a fulsome career as a senior financial executive with significant experience in finance, strategic planning, real estate, and operations. After 29 years of service at Royal Bank of Canada (RBC) where he enhanced the company's industry leading position, Mr. Kohli retired as Senior Vice President of Enterprise Operations and Payments. In his last role at RBC, he led a global team of 1,800 members and was responsible for operating and expanding the shared services of payments and trade, cash processing, human resources and finance related services. Mr. Kohli also held key executive roles including Senior Vice President of Retail Finance where he was responsible for providing finance leadership for Canadian, U.S. and Caribbean banking, wealth management, insurance, technology and operations, and global functions.
Education:	Mr. Kohli is a graduate of Panjab University where he obtained his Bachelor of Commerce in 1984, Guru Nanak Dev University where he obtained his MBA in 1986 and the University of Toronto where he obtained his Master of Laws (LLM) in Technology and Innovation Laws in 2019.
Public Directorships:	Currency Exchange International (TSX) from October 2017 to present
Memberships, designations & awards:	Mr. Kohli obtained his CPA designation from the Chartered Professional Accounts of Canada in 1991 and his ICD.D designation from the Institute of Corporate Directors in 2018
Membership	Attendance	Voting Results
Board N&CGC Audit (Chair)	13 out of 13 (100%) 4 out of 4 (100%) 9 out of 9 (100%)	✓ 2024 - 92.37% FOR ✓ 2023 – 75.76% FOR ✓ 2022 – 92.82% FOR

Theresa Firestone – Independent Director and Chair of the HRCC
Ontario, Canada | Director since July 2021 | Age: 69

Areas of expertise:

▪ Global pharmaceutical executive

▪ Executive Leadership – Canada, Europe and Asia

▪ P&L Management and Operations

▪ Healthcare, Health and Wellness

▪ Strategic Planning and Business Development

▪ Government Affairs

Current occupation:	Self-employed independent director
Business Experience:	Theresa Firestone is a senior healthcare executive with over 35 years’ experience in pharmaceuticals, health & wellness, retail and government, and has extensive P&L, strategy development and operations experience. Ms. Firestone has held executive leadership positions in Canada, Europe and Asia and led teams in 15 different countries. Prior to retirement in 2021, she was Senior Vice President, Health and Wellness at Shoppers Drug Mart (SDM), Canada’s largest retail pharmacy chain. Prior to Shoppers, Ms. Firestone was Regional President of Emerging Markets Asia with Pfizer Inc (Shanghai and HK). She was also General Manager of the Established Products Business with Pfizer Canada, Country Manager with Pfizer Austria, VP Sales and VP of Government Affairs with Pfizer Canada. She currently sits on the Boards of Apotex, Orion Biotechnology and Prollenium Medical Technologies (private enterprises) and adMare BioInnovations.
Education:	Ms. Firestone obtained a Bachelor of Applied Science from the University of Guelph and completed the Pfizer Executive Leadership Program at Harvard Business School in 1999.
Public Directorships:	Cybin Inc. (NYSE American: CYBN) (Cboe Canada CA: CYBN) from August 2021 to present (Lead Independent Director)
Memberships, designations & awards:

▪ Inducted into the Canadian Healthcare Marketing Hall of Fame, 2010

▪ Honored as one of 12 outstanding Canadian Women the Weizmann Institute, 2010

▪ Awarded the prestigious Queen's Golden Jubilee Medal, 2002

▪ Honored by the Montreal Board of Trade as an Exceptional Woman for business achievements, 2001

Membership	Attendance	Voting Results
Board HRCC (Chair) Audit Committee	13 out of 13 (100%) 6 of 6 (100%) 9 out of 9 (100%)	✓ 2024 – 80.18% FOR ✓ 2023 – 76.38% FOR ✓ 2022 – 83.75% FOR ✓ 2021 – 92.81% FOR

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Norma Beauchamp – Independent Director and Chair of the N&CGC
Ontario, Canada | Director since July 2018 | Age: 64
Areas of expertise: ▪ Corporate governance and nominating ▪ Global pharmaceutical executive ▪ Healthcare ▪ Health and wellness ▪ Executive leadership ▪ Patient advocacy
Current occupation:	Self-employed independent director
Business Experience:	Norma Beauchamp brings over three decades of experience in the corporate and non-profit sectors to her role having held senior leadership positions in Canada and Germany, including executive positions at Bayer and Sanofi. Ms. Beauchamp currently serves on the boards of Extendicare and HLS Therapeutics, and is the Regional Ambassador and Mentor with Women Get on Board. Formerly, Ms. Beauchamp was a director, chair of the corporate governance and compensation committees and a member of the audit committee of MedReleaf, and Chief Executive Officer of Cystic Fibrosis Canada. Throughout her career, she has been a patient advocate, working with patient and healthcare organizations to enhance access to care.
Education:	Ms. Beauchamp has completed the University of Toronto’s Rotman School of Management Directors Education Program and obtained a Bachelor of Business Administration in Marketing from Bishop’s University.
Public Directorships:	▪ HLS Therapeutics Inc. (TSX) from June 2021 to present ▪ Extendicare (TSX) from May 2019 to present ▪ Dialogue Health Technologies Inc. (TSX) from April 2020 to October 2023
Memberships, designations & awards:	ICD.D. certification from the University of Toronto, Rotman School of Management (2010) BMO: Celebrating Women on Boards - 2021 Honouree
Membership	Attendance	Voting Results (Prior 5 years)
Board N&CGC (Chair) Audit	13 out of 13 (100%) 4 out of 4 (100%) 9 out of 9 (100%)	✓ 2024 – 89.47% FOR ✓ 2023 – 84.74% FOR ✓ 2022 – 83.50% FOR ✓ 2021 – 80.78% FOR ✓ 2020 – 87.95% FOR

Rajesh Uttamchandani – Independent Director
Ontario, Canada | Director since May 2024 | Age: 57
Areas of expertise: ▪ Strategy development ▪ Innovation ▪ Human capital ▪ Governance
Current occupation:	Self-employed director
Business Experience:	Rajesh (Raj) Uttamchandani has had a distinguished career, serving as an executive leader and board member for various public and private entities spanning industries, and a proven track record of increasing business performance and value through strategic planning, human capital, governance and innovation. He is a renowned executive and management consultant who has successfully strategized and executed pivotal transformations for global public organizations. Mr. Uttamchandani has also been instrumental in steering small to medium-sized, unicorn technology companies through periods of hyper-growth. His strategic insights and hands-on approach have consistently led to substantial business advancements and value creation. Most recently, he was the Chief People Officer for ApplyBoard, an organization recognized as one of the fastest-growing technology companies in Canada. Previous roles include serving as Chief Operating Officer and Chief People Officer at MaRs Discovery District, North America’s largest urban innovation hub committed to advancing companies during their prime periods of growth and Chief Human Resources Officer and Managing Director at Zafin, a Global FinTech supporting modernization of the world’s Tier-1 banks.
Education:	Mr. Uttamchandani obtained his Master of Industrial Relations and Human Resources from University of Toronto, a Juris Doctor from Osgoode Hall Law School, and an L.L.M in Employment and Labour, also from Osgoode Hall Law School
Public Directorships:	LifeSpeak Inc. (TSX) from June 2023 to present
Memberships, designations & awards:	Mr. Uttamchandani holds an Institute of Corporate Director designation (ICD.D) and is a lawyer called to the Bar of Ontario.
Membership	Attendance	Voting Results
Board N&CGC HRCC	11 out of 12 (92%)(1) 2 out of 2 (100%)(1) 3 out of 3 (100%)(1)	✓ 2024 - 85.62% FOR

Note: (1) Mr. Uttamchandani joined the Board on May 15, 2024 and the above represents the meetings attended since he joined.

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BOARD SKILLS/COMPETENCIES

The Nominating and Corporate Governance Committee (“N&CGC”) of the Board has identified the top competencies of the nominees for election as a director of the Company in the context of the below matrix.

Skill / Competency	Miguel	Chitwant	Theresa	Norma	Michael	Rajesh
Core Industry: Relevant experience in the cannabis industry, assessed based on tenure as follows: High: (4+ years), Medium: (2-4 years) Low: (1-2 years)	High	Medium	High	High	High	High
Leadership/Senior Executive: Experience in senior leadership roles (CEO or senior executive) in a public company or an organization of significant size or complexity. Assessed based on any relevant experience vs. tenure or level of experience (Yes or No)	Yes	Yes	Yes	Yes	Yes	Yes

For the below skills, level of expertise is assessed based on:

•    High: Expert knowledge and can lead and facilitate detailed evaluation, debate and decision-making

•    Medium: Proficient and can participate in evaluation, debate and decision-making

•    Low: Understanding of basic concepts and general application of those concepts to facts and can participate at a high-level in discussion and debate, and feel comfortable with decision-making

Accounting and Finance: Experience in corporate finance, overseeing complex financial transactions, investment management, financial accounting and reporting, auditing, and internal controls.	Medium	High	Medium	Low	High	Medium
Government/Regulatory/Public Policy/Legal: Experience in, or a strong understanding of, the workings of government and public policy in Canada and other applicable jurisdictions or experience as a practicing lawyer either in private practice or the legal department of a large organization.	Medium	Medium	High	Low	Low	Medium
Strategic Planning: Experience in developing, implementing and delivering strategic business objectives in a large organization.	High	High	High	High	High	High
Capital Markets and M&A: Experience in global financial markets, investment banking and mergers and acquisitions.	High	Medium	Low	Medium	High	Medium
Risk Management: Experience with risk management frameworks and controls, setting risk appetites, identifying and providing oversight of key business risk (both financial and non-financial) and emerging risks.	Medium	Medium	Medium	Medium	Medium	Medium
International Markets: Current or former executive or advisory role in an overseas market or significant knowledge of overseas markets in which the company operates.	Medium	Medium	High	High	Low	High
Medical/Science/Pharma: Experience in a senior leadership role for a medical, science, or pharmaceutical organization, or degree in area.	Low	Low	High	High	High	Medium
Manufacturing/Supply Chain: Experience in sourcing, manufacturing, supply chain, infrastructure management and logistics.	Medium	Low	Medium	Low	Low	High
Technology/ Cybersecurity: Experience in an executive role in the IT sector, or proven knowledge of digital, data management, technology and/or cyber security issues in large, complex organizations	Low	Medium	Low	Medium	Low	Medium
Communications/Marketing: Experience in an executive role in the telecommunications, marketing or media industry, or prior role with responsibilities for marketing and communications or investor relations.	High	Low	High	High	Low	High
Environmental, Social and Governance: Experience in sustainability matters, environmental issues, social issues (incl. H&S) and/or corporate governance principles and practices in a large organization.	Low	Low	Medium	High	Medium	Medium
People and Culture: Experience in organizational culture and overseeing the operation of people management, succession planning, and setting strategy linked to executive compensation.	High	Medium	High	High	Medium	High

Additional Disclosure Relating to Directors

None of the nominees proposed for election as a director of the Company are proposed for election pursuant to any arrangement or understanding between the nominee and any other person, except the directors and senior officers of the Company acting solely in such capacity.

Cease Trade Orders, Bankruptcies, Penalties and Sanctions

Within the 10 years preceding the date of this Information Circular, no nominee for election as a director of the Company was a director, or executive officer of any company (including the Company in respect of which this Information Circular is prepared) or acted in that capacity for a company that was:

(a)	subject to a cease trade or similar order or an order denying the relevant company access to any exemptions under securities legislation, for more than 30 consecutive days;
(b)	subject to an event that resulted, after the director or executive officer ceased to be a director or executive officer, in the company being the subject of a cease trade or similar order that denied the relevant company access to any exemption under the securities legislation, for a period of more than 30 consecutive days;
(c)	within a year of that person ceasing to act in that capacity, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold its assets, or has become bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, or become subject to or instituted any proceedings;
(d)	subject to any penalties or sanctions imposed by a court relating to securities legislation or by a securities regulatory authority or has entered into a settlement agreement with a securities regulatory authority; or

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(e)	subject to any other penalties or sanctions imposed by a court or a regulatory body that would likely be considered important to a reasonable securityholder in deciding whether to vote for a proposed director.

Majority Voting Policy

The Company has adopted a majority voting policy (the “Majority Voting Policy”) that applies to the election of directors. Under the Majority Voting Policy, a director who is elected with more votes withheld than cast in favour of his or her election will be required to tender his or her resignation to the Executive Chairman of the Board. The resignation will be effective when accepted by the Board and the nominee director will not participate in any committee or Board meetings or deliberations on this matter. The Majority Voting Policy does not apply in circumstances involving contested director elections.

The N&CGC will consider the resignation and make a recommendation to the Board on whether or not the resignation should be accepted. In considering the recommendation of the N&CGC, the Board will consider the factors taken into account by the committee and such additional information and factors that the Board considers relevant. The Board expects that resignations will be accepted unless there are extenuating circumstances that warrant a contrary decision.

The Board will announce its decision (including the reasons for not accepting any resignation) by way of a news release within 90 days of the date of the meeting at which the election occurred and provide a copy of the news release to the Toronto Stock Exchange (“TSX”). If the resignation is accepted, subject to any applicable law, the Board may leave the resultant vacancy unfilled until the next annual general meeting, fill the vacancy through the appointment of a new director, or call a special meeting of shareholders at which there will be presented one or more nominees to fill any vacancy or vacancies. A copy of the Majority Voting Policy can be viewed on the Company’s website at https://www.auroramj.com/investors/corporate-governance/.

Advance Notice Provision:

The Company’s Articles include advance notice provisions (the “Advance Notice Provision”) concerning nomination of directors for election by shareholders. The Advance Notice Provision provides for advance notice to the Company in circumstances where nominations of persons for election to the Board are made by shareholders of the Company other than pursuant to (i) a requisition of a meeting made pursuant to the provisions of the BCBCA, or (ii) a shareholder proposal made pursuant to the provisions of the BCBCA.

The purpose of the Advance Notice Provision is to ensure that all shareholders, including those participating in a meeting by Proxy rather than in person, receive adequate notice of the nominations to be considered at a meeting and can thereby exercise their voting rights in an informed manner. The Advance Notice Provision fixes a deadline by which holders of Common Shares must submit director nominations to the Company prior to any annual or special meeting of shareholders at which election of directors will be presented and sets forth the minimum information that a shareholder must include in the advance notice to the Company for it to be in proper written form.

The Advance Notice Provision also requires that all proposed director nominees deliver a written representation and agreement that such candidate for nomination, if elected as a director of the Company, will comply with all applicable corporate governance, conflict of interest, confidentiality, share ownership, majority voting and insider trading policies and other policies and guidelines of the Company applicable to directors and in effect during such person’s term in office as a director.

The foregoing is merely a summary, is not comprehensive and is qualified by the full text of such provision in the Company’s Articles, which can be viewed on the Company’s website at https://www.auroramj.com/investors/corporate-governance/.

In accordance with the Advance Notice Provision, any additional director nominations for the Meeting must be received by the Company in compliance with the Company’s articles by no later than the close of business on July 9, 2025. If no such nominations are received by the Company prior to such date, management’s nominees for election as directors set forth herein will be the only nominees eligible to stand for election.

Board Oversight Over Continued Enhancement of Internal Controls Over Financial Reporting (ICFR)

As we have navigated in an emerging industry with a multitude of challenges and as we right-sized the organization to better drive profitability and growth, the Company has reported material weaknesses in its ICFR. Remediating these continues to be a top priority for both the Audit Committee and the management team, and significant progress has been made to date.

Enterprise Resources Planning (“ERP”) System

A key effort towards remediation has been the deployment of an ERP system across the organization. With oversight from the Audit Committee, the Company has invested significant time and money towards this work and reports on progress at least quarterly.

Discovery work for the ERP began in fiscal 2023. Key priorities began in the 2nd quarter of fiscal 2024 and continued through fiscal 2025, with a number of key activities completed, and more to come in fiscal 2026. ERP deployment across the organization will contribute to reducing material weaknesses by establishing standard processes and software applications, standard data definitions, one system of record for business transactions, and a foundation for streamlining M&A. Through partial implementation to date, this work has resolved a number of identified control deficiencies within the organization.

Additional Remediation Efforts

In addition to those efforts, in fiscal 2025, management, with oversight from the Audit Committee, implemented a number of business process and control improvements to address known control deficiencies and continue to enhance the Company’s control environment, including:

✓     Continuing to improve controls over management’s review of company data, information, assumptions and estimates.

✓   Modifying existing controls and implementing new controls that operated effectively to address known system limitations regarding assurance and segregation of duties.

✓     The ongoing implementation of ICFR within the Bevo Agtech Inc. business unit.

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✓   Process and control improvement and integration within the Indica Industries Pty Ltd. (MedReleaf Australia) business unit, which was acquired by the Company on February 7, 2024.

Management, with oversight from the Audit Committee, has in place a formal remediation plan to address the identified material weaknesses, with a continued focus on reducing the reliance on manual review procedures over data and information in key business processes, providing training to control owners, hiring additional staff to enable the performance of timely internal controls, and enhancement to business processes and controls as the Company continues to mature. The Company’s ERP transformation and continued integration of both Bevo Agtech Inc. and Indica Industries Pty Ltd. are both critical steps to reducing our dependency on manual review controls.

Additionally, management is actively working to improve the robustness of source data used in key assumptions and estimates, including data used in business and operational forecasting, and believes that the precision of assumptions and estimates will continue to improve as additional market and historical company data becomes available as the industry matures.

We believe these measures, and others that may be implemented, will remediate the material weaknesses in ICFR.

Detailed information can be found in our financial statements and accompanying management discussion and analysis, which are available under our profile at www.sedarplus.ca.

The Board continues to make this a top priority and continues to focus on resolving these issues.

ITEM 2: Appointment of Auditor

The Board recommends that Ernst & Young LLP (“Ernst & Young”) with offices at 1133 Melville Street, Suite 1900, Vancouver, BC, be appointed as auditor of the Company for the ensuing year. Ernst & Young was initially approved for appointment by shareholders on August 9, 2024. Ernst & Young is subject to the oversight of the Canadian Public Accountability Board, as required under the Canadian Securities Administrators’ (the “CSA”) National Instrument 52-108 – Auditor Oversight. Auditor independence is essential to the integrity of our financial statements and Ernst & Young has confirmed its status as independent within the meaning of the Canadian and US securities rules.

At the Meeting, shareholders will be asked to consider and, if thought advisable, to pass an ordinary resolution to appoint Ernst & Young to serve as auditor of the Company until the next annual meeting of shareholders and to authorize the directors of the Company to fix their remuneration as such.

✓	The Board proposes that ERNST & YOUNG be appointed as auditor OF THE COMPANY and recommends that you vote for the appointment of ERNST & YOUNG as our auditor. You may vote for the appointment OF ERNST & YOUNG AS our auditors or withhold your vote. Unless otherwise instructed, the persons designated in the Proxy intend to vote FOR the appointment of ERNST & YOUNG as the Company’s auditor.

Audit Committee and Relationship with Auditor

The purpose of the Audit Committee is to assist the Board in fulfilling its oversight responsibilities with respect to the review of financial information, which will be provided to the shareholders and the public, the establishment and maintenance of internal controls across the organization, and oversight of the audit process. The Audit Committee has general responsibility to oversee internal controls, accounting and auditing activities and legal compliance of the Company. The Audit Committee’s charter is attached as Schedule “A” to the 2025 AIF, which is available on the Company’s SEDAR+ profile at www.sedarplus.ca.

The members of the Audit Committee as of the fiscal year ended March 31, 2025 were Chitwant Kohli (Chair), Ron Funk, Norma Beauchamp, Theresa Firestone and Michael Singer. All members of the Audit Committee are independent. NI 52-110 requires the Company to annually disclose certain information concerning the constitution of its Audit Committee and its relationship with its independent auditor. Please refer to the 2025 AIF, which contains information about the Company’s Audit Committee and the Company’s relationship with Ernst & Young and former auditor, KPMG, as related to the financial years ended March 31, 2025 and March 31, 2024.

External Auditor Service Fees

The Audit Committee has reviewed the nature and amount of the audit services rendered to the Company to ensure auditor independence. The aggregate fees billed by Ernst & Young and former auditor, KPMG, at the end of the March 31, 2025 financial year are as follows:

Financial Period Ending	Audit Fees ($)(1)	Audit Related Fees ($)(2)	Tax Fees ($)(3)	All Other Fees ($)(4)
2025	4,658,658	-	10,250	-
2024	3,629,767	-	271,887	-

Notes

1)	“Audit Fees” includes fees (including out-of-pocket expenses) for the performance of the annual audit and quarterly reviews of the financial statements, which includes the audit of significant transactions and matters, and reviews of prospectus and financing documents including related assistance to underwriters, as well as audits of statutory financial statements for subsidiaries.
2)	“Audit-Related Fees” includes fees for assurance or accounting related services that have not been reflected under (1).
3)	“Tax Fees” includes fees for tax compliance and tax advice.
4)	“All Other Fees” refers to fees for ad hoc projects, which include reviews of prospectus and financing documents.

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Introduction to Equity Plan Amendments

We continuously review our equity plans and programs to ensure they align with the organization’s needs and best practices. This year, on recommendation of the HRCC, we are seeking shareholder approval for amendments related to specific vesting provisions under the Company’s Restricted Share Unit Plan (“RSU Plan”), Performance Share Unit Plan (“PSU Plan”) and Share Option Plan (“Option Plan”). These amendments are being proposed to tighten those administrative provisions and to better align them with market practices. Apart from certain other amendments which do not require shareholder approval pursuant to the terms of each plan, all other terms, including related to the global cap under each plan, remain unchanged, and as previously approved by shareholders.

Overviews of the proposed amendments for each plan is included below, and complete copies of the plans can be found on our website at https://www.auroramj.com/investors/corporate-governance/.

ITEM 3: Amendment to Restricted Share Unit Plan

The Company’s RSU Plan was last approved at the Company’s 2024 Annual General and Special Meeting (the “2024 Meeting”). Under the RSU Plan, the maximum number of Common Shares available for issuance thereunder is fixed at 5% of the issued and outstanding Common Shares of the Company, subject to a global cap of no more than 9.5% of the Company’s issued and outstanding Common Shares for all equity compensation plans in aggregate, of which no more than 5% may be in the form of RSUs, PSUs or DSUs in aggregate.

The RSU Plan was designed to provide certain executive officers and other key employees and consultants of the Company and its subsidiaries (collectively, “RSU Eligible Persons”) with the opportunity to acquire restricted share units ("RSUs") of the Company in order to enable them to participate in the long-term success of the Company and to promote a greater alignment of their interests with the interests of the shareholders.

Amendments Requiring Shareholder Approval at the Meeting: On May 28, 2025, the HRCC approved, subject to shareholder approval at the Meeting, the following amendments:

1.	An amendment to the vesting provisions, such that if a participant holding unvested RSUs is terminated without cause prior to such RSUs vesting, the participant will be awarded a pro-rated number of RSUs based on the full grant life performance and normal vesting schedule for such RSUs. This differs from the current terms under the RSU Plan, which provide that in the event a participant is terminated without cause, any RSUs held by such participant which have not vested are immediately terminated.
2.	An amendment to the vesting provisions, such that if a participant voluntarily resigns from the Company, all unvested RSUs held by such participant under the RSU Plan are forfeited upon such participant ceasing to be an RSU Eligible Person.

These amendments are being put in place to better align the RSU Plan with best practices. The material terms of the RSU Plan, with amendments, can be found beginning at page 53. A complete copy of the RSU Plan, as amended, can be found on the Company’s website at https://www.auroramj.com/investors/corporate-governance/.

Shareholder Support Requested

At the Meeting, shareholders will be asked to pass an ordinary resolution, with or without variation, as follows:

“BE IT RESOLVED that,

1.	All capitalized terms used in these resolutions but not otherwise defined shall have the meanings given to them in the Restricted Share Unit Plan of the Company (the “RSU Plan”).
2.	The RSU Plan be amended as follows:
a.	Section 3.08 shall provide that in the event of a Termination without cause of a Participant during a Restricted Period:
i.	any Restricted Share Units held by the Participant shall be pro-rated based on the number of months that have elapsed between the date of the applicable Restricted Share Unit Grant Letter and the date of Termination divided by the total number of months between the date of the applicable Restricted Share Unit Grant Letter and the end of the Restricted Period;
ii.	if the Participant’s Restricted Share Unit Grant Letter includes any Performance Conditions, the achievement of such Performance Conditions will to be determined by the Committee, in its sole discretion, as of the end of the Restricted Period; and
iii.	any such pro-rated amount of Restricted Share Units shall vest and become exercisable at the end of the Restricted Period.
b.	A new section shall be added to Article Three to provide that in the event of the Termination by voluntary resignation of a Participant during any Restricted Period, on the date that such Participant ceases to be an Eligible Employee, Eligible Consultant or Eligible Director, as the case may be, any Restricted Share Units held by such Participant which have not yet vested shall be terminated, provided that the Committee has the absolute discretion to waive such termination.
3.	Any one officer or director of the Company is authorized and directed to execute and deliver, under corporate seal or otherwise, all such documents and instruments and to do all such acts as in the opinion of such officer or director may be necessary or desirable to give effect to these resolutions.”

To pass, the resolution must be approved by a majority vote of the shares voted, in person or by Proxy, on the resolution. As the RSU Plan contains prescribed limits on participation in the plan by insiders of the Company, any shareholder who is an insider and who may receive RSUs under the plan may also vote on this resolution.

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✓	THE BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS THAT YOU VOTE “FOR” THE AMENDMENT TO THE RESTRICTED SHARE UNIT PLAN

ITEM 4: Amendment to Performance Share Unit Plan

The Company’s PSU Plan was last approved by shareholders at the 2024 Meeting. Under the PSU Plan, the maximum number of Common Shares available for issuance thereunder is fixed at 5% of the issued and outstanding Common Shares of the Company, subject to a global cap of no more than 9.5% of the Company’s issued and outstanding Common Shares for all equity compensation plans in aggregate, of which no more than 5% may be in the form of RSUs, PSUs or DSUs in aggregate.

The PSU Plan was designed to ensure the alignment of certain executive officers and other key employees and consultants (collectively, the “PSU Eligible Persons”) with the Company’s evolving compensation objectives and to provide compensation that is conditional on the achievement of predetermined performance criteria.

Amendments Requiring Shareholder Approval at the Meeting: On May 28, 2025, the HRCC approved, subject to shareholder approval at the Meeting, the following amendments related to vesting conditions:

1.	An amendment to the vesting provisions, such that if a participant holding unvested PSUs is terminated without cause prior to such PSUs vesting, the participant will be awarded a pro-rated number of PSUs or cash payout based on the full grant life performance and normal vesting schedule. This differs from the current terms under the PSU Plan, which provide that in the event a participant is terminated without cause, the vesting date for any unvested PSUs held by such participant will be accelerated on a pro-rata basis calculated on the actual performance achievement realized at the time of such participant’s termination; and
2.	An amendment to the vesting provisions, such that if a participant voluntarily resigns from the Company, all unvested awards under the PSU Plan are forfeited upon such participant ceasing to be a PSU Eligible Person.

These amendments are being put in place to better align the PSU Plan with best practices. The material terms of the PSU Plan, with amendments, can be found beginning at page 55. A complete copy of the PSU Plan, as amended, can be found on the Company’s website at https://www.auroramj.com/investors/corporate-governance/.

Shareholder Support Requested

At the Meeting, shareholders will be asked to pass an ordinary resolution, with or without variation, as follows:

“BE IT RESOLVED that,

1.	All capitalized terms used in these resolutions but not otherwise defined shall have the meanings given to them in the Performance Share Unit Plan of the Company (the “PSU Plan”).
2.	The PSU Plan be as follows:
a.	Section 3.07 shall provide that:
i.	in the event the event of a Termination without cause of a Participant prior to the Entitlement Date, such Participant’s rights or entitlements to receive Common Shares or any cash payment on the Entitlement Date shall be calculated on a pro-rata basis based on the number of months that have elapsed between the date of the applicable Grant Date and the date of Termination divided by the total number of months between the date of the applicable Grant Date and the Entitlement Date;
ii.	Achievement of any performance conditions or restrictions contained in a Participant’s Performance Share Unit grant letter will be determined by the Committee, in its sole discretion, as of the Entitlement Date. For avoidance of doubt, the Entitlement Date will not be accelerated as a result of such Termination without cause, unless otherwise determined by the Committee; and
iii.	in the event of Termination by voluntary resignation of a Participant prior to the Entitlement Date, on date the Participant ceases to be an Eligible Employee or an Eligible Consultant, any Performance Share Units held by such Participant which have not yet vested shall be terminated and be of no further force or effect, and all rights to receive Common Shares thereunder shall be forfeited by the Participant, provided that the Committee has the absolute discretion to waive such termination.
3.	any one officer or director of the Company is authorized and directed to execute and deliver, under corporate seal or otherwise, all such documents and instruments and to do all such acts as in the opinion of such officer or director may be necessary or desirable to give effect to these resolutions.”

To pass, the resolution must be approved by a majority vote of the shares voted, in person or by Proxy, on the resolution. As the PSU Plan contains prescribed limits on participation in the plan by insiders of the Company, any shareholder who is an insider and who may receive PSUs under the plan may also vote on this resolution.

✓	THE BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS THAT YOU VOTE “FOR” THE AMENDMENT TO THE PERFORMANCE SHARE UNIT PLAN.

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ITEM 5: Amendment to Share Option Plan

The Option Plan was last approved by shareholders at the 2024 Meeting. Under the Option Plan, the maximum number of Common Shares available for issuance thereunder is fixed at 9.5% of the issued and outstanding Common Shares of the Company, subject to a global cap of no more than 9.5% of the Company’s issued and outstanding Common Shares for all equity compensation plans in aggregate, of which no more than 5% may be in the form of RSUs, PSUs or DSUs in aggregate.

The Option Plan was designed to secure the benefits for the Company and its shareholders the benefits of incentives inherent in the share ownership by directors, executive officers and other key employees and consultants of the Company and its subsidiaries (collectively, “Option Eligible Persons”).

Amendments Requiring Shareholder Approval at the Meeting: On May 28, 2025, the HRCC approved, subject to shareholder approval at the Meeting, an amendment to the Option Plan with respect to vesting conditions, such that if a participant ceases to be an Option Eligible Person, other than as a result of termination for cause, all Options held by such participant under the Option Plan and which have not vested are forfeited upon such participant ceasing to be an Option Eligible Person.

This amendment is being put in place to better align the Option Plan with best practices. The material terms of the Option Plan, as amended, can be found beginning at page 51. A complete copy of the Option Plan, as amended, can be found on the Company’s website at https://www.auroramj.com/investors/corporate-governance/.

Shareholder Support Requested

At the Meeting, shareholders will be asked to pass an ordinary resolution, with or without variation, as follows:

“BE IT RESOLVED that,

1.	Section 2.11 of the Share Option Plan of the Company (the “Option Plan”) be amended to provide that if an Optionee ceases to be an Eligible Person (as such terms are defined in the Option Plan) by way of a termination without cause, all of such Optionee’s Options which have not vested under the Option Plan will immediately terminate on such date without right to exercise.
2.	Any one officer or director of the Company is authorized and directed to execute and deliver, under corporate seal or otherwise, all such documents and instruments and to do all such acts as in the opinion of such officer or director may be necessary or desirable to give effect to these resolutions.”

To pass, the resolution must be approved by a majority vote of the shares voted, in person or by Proxy, on the resolution. As the Option Plan contains prescribed limits on participation in the plan by insiders of the Company, any shareholder who is an insider and who may receive Options under the plan may also vote on this resolution.

✓	THE BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS THAT YOU VOTE “FOR” THE AMENDMENT TO THE SHARE OPTION PLAN

ITEM 6: SAY-ON-PAY

Overview

At the Meeting, shareholders will have the opportunity to consider and vote on a non-binding advisory resolution to approve the compensation of the Company’s named executive officers (each a “NEO”), as described in this Information Circular under the heading “Compensation Discussion & Analysis (“CD&A”). This advisory resolution, commonly known as a “say-on-pay” resolution, gives our shareholders the opportunity to express their views on our NEOs’ compensation as a whole. This vote is not intended to address any specific item of compensation or any specific NEO, but rather the overall compensation of our NEOs and the philosophy, policies and practices described in this Information Circular. The Board has determined to hold such votes on an annual basis but will reassess the frequency of the vote annually.

The say-on-pay vote is advisory and, therefore, not binding on the Company. However, it provides the Board and the Human Resources and Compensation Committee (HRCC) with important information regarding investor sentiment about our executive compensation philosophy, policies and practices, which the Board and the HRCC take into consideration when determining executive compensation for the future.

We value the opinions of our shareholders. To the extent there is a significant vote against the NEO compensation as disclosed in this Information Circular, we may communicate directly with shareholders to understand their concerns that influenced the vote. In all events, we will consider our shareholders’ concerns and will share them with the HRCC, which will evaluate whether any additional actions are necessary or appropriate to address those concerns.

Last year, shareholders voted 67.82% in favour of the say-on-pay resolution. While this is an increase over the prior years, this result indicates to us that concerns continue to exist.

What are we doing?

While certain aspects of how “pay-for-performance” is evaluated by proxy advisors are outside of our control, we feel very strongly that the Board has taken responsible steps over the past few years to align the management team’s compensation with Aurora’s strategic direction in order to support long-term value creation for our shareholders.

1.       We focus on at-risk pay: We allocate a significant portion of executive compensation to at-risk pay vs. fixed pay, and the at-risk component is generally higher than market averages when compared to our peer group.

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✓   75% of NEO compensation is at-risk

✓   80% of CEO compensation is at-risk

✓   50% of the LTIP mix is performance-based awards

2.     We focus on attracting and retaining top talent: The HRCC has prioritized ensuring the top executive talent is in place to continue to lead Aurora in meeting its strategic objectives. As you will see discussed throughout this Information Circular, the leadership team has remained laser-focused on stabilizing the business and becoming profitable. As a result of these efforts, the Company has not only been able to weather many of the challenges the cannabis industry continues to face, it also now stands today as a clear leader in the global cannabis sector.

3      Most importantly, Aurora is delivering on its promises to shareholders. In fact, fiscal 2025 was Aurora’s strongest year to date, underpinned by the following achievements:

✓   Achieved its target of positive free cash flow, generating $27.4 million in Q3 FY25 and annual positive free cash flow of $9.9 million.

✓   Achieved record annual global medical cannabis net revenue of $244.4 million, representing 39% year-over-year (YoY) growth.

✓   Delivered record adjusted EBITDA of $49.7 million, representing 261% YoY growth, and has now reported ten consecutive quarters of positive adjusted EBITDA.

✓   Adjusted gross margins for medical cannabis consistently met or exceeded the 60% target in all of Aurora’s key profitable international markets.

✓   Continues to sustain a strong balance sheet with ~$185.3 million of cash as of June 18, 2025, and a debt-free cannabis business.

External Compensation Consultant

The HRCC continues to work closely with leading independent executive compensation consulting firm, Meridian Compensation Partners, leveraging their specialized knowledge and expertise to gain insights into industry benchmarks, legal requirements and emerging trends in compensation. Through these valuable insights and recommendations, the HRCC has designed an executive compensation program which we believe to be reasonable and reflective of responsible decision making by the Board, and one that achieves the goal of building value while attracting, motivating and retaining our top talent who are key to Aurora’s continued success.

Shareholder Outreach

Direct engagement with our shareholders is key as we continue to evolve as a company and is particularly important in a nascent industry, with volatile market conditions where our share performance does not yet fully reflect the many successes and hard work of our management team. This spring we engaged in a shareholder outreach process with ten (10) of our top shareholders (representing 11.52% of our issued and outstanding shares), with a goal to both better understand shareholder perspectives and to give us an opportunity to share Aurora’s success story and a sense of where Aurora stands today as compared to its peers.

We understand that shareholder concerns are generally related to a misalignment of pay and stock performance. The Company continues to focus on this by ensuring that executive payouts are fair and aligned with the shareholder experience and specific annual deliverables, and importantly, that the Company continues to deliver against its strategic objectives.

Important context to total three-year reported CEO compensation

As you consider our approach to executive compensation, we believe it is important to provide additional context to the total reported CEO compensation.

•	Grant Date Fair Value of Awards: The value of equity awards presented as part of the CEO compensation is the “grant date fair value” which is an estimate of the value. Given the volatility of the ?stock over the last three fiscal years, the current value of equity awards is much lower than the grant date fair value presented under the share-based awards column. Additionally, Options are issued with zero intrinsic value which means that if the Options were exercised immediately upon grant, then no value would be received by the recipient. Please refer to the Look-Back at Realized and Realizable CEO Pay included within the CD&A.

•	Vesting of a Performance-Based Retention Payment in fiscal 2025: You will see the second-year performance-based cash component included as part of the CEO compensation this year, included under the “Other Compensation” column. Importantly, the cash component is contingent on achieving revenue goals and individual performance criteria, to drive value creation and ensure alignment with Company performance.

Background: As we discussed in last year’s information circular, the HRCC carefully considered how best to ensure the retention of key talent required to deliver growth while the Company continued to right-size and, importantly, while balancing the impact to our shareholders. In 2022, the Board approved a performance retention program for certain members of our executive team and other critical or high potential employees within the organization, with the goal of aligning those key personnel with future shareholder value creation. The performance retention program awards were made during fiscal 2023 to combat retention concerns by providing critical equity retention value when the Company is experiencing materially reduced value of long-term incentives and to address the recruitment of key talent by other businesses. For the EVP and above population, the program design relied on existing compensation principles of pay-for-performance, shareholder alignment, and attracting and retaining key talent. The awards consisted of a performance cash award, delivered over a 3-year period which commenced in September 2023, and RSUs which were granted in fiscal 2023 and vest over a 3-year period.

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•	Our CEO is U.S. Based – Benchmarking and Competition with the U.S. Market: When proxy advisory firms, ISS and Glass Lewis, run an analysis on our CEO’s compensation in making recommendations on this advisory vote, they use their own constructed peer groups. Importantly, ISS uses only Canadian peers in its comparator group. Target executive pay in the U.S. is much higher than in Canada, and we must balance being competitive with that market, while also being reasonable and aligned with the Canadian market. Our own peer group used in determining executive pay is comprised of both Canadian and U.S. peers which allows for what we believe is a fair analysis of where our executives sit relative to the broader market. We feel that responsible decisions have been made in regard to our CEO’s base compensation and that it is reasonable for us as a Canadian company, while still remaining competitive with the U.S. market.

Please read the Compensation Discussion & Analysis (“CD&A”)

The key objectives and design of our executive compensation program are set forth in the CD&A section of this Information Circular.

We believe that the information provided above and within the CD&A demonstrates that our executive compensation program is designed appropriately, ensures that the majority of pay is “at-risk”, and is working to ensure management’s interests are aligned with our shareholders’ interests to support the creation of long-term value.

Shareholder Support Requested

At the Meeting, the Company asks our shareholders to indicate their support for our NEO compensation as described in this Information Circular by voting “FOR” the following resolution:

“BE IT RESOLVED that, on an advisory basis, and not to diminish the role and responsibilities of the Board of Directors, that the shareholders accept the approach to executive compensation disclosed in the Company’s Information Circular delivered in advance of the 2025 Annual General and Special Meeting of shareholders.”

Adoption of this resolution will require the affirmative vote of a majority of the Common Shares present or represented by proxy at the Meeting and entitled to vote on the matter. Abstentions will have the same effect as votes against this resolution. Brokers and other nominee holders do not have discretion to vote uninstructed Common Shares with respect to this resolution. Accordingly, if brokers or other nominee holders do not receive voting instructions from beneficial owners of the Common Shares, they will not be able to vote the Common Shares and broker non-votes may occur with respect to this resolution. However, broker non-votes will not affect the outcome of the voting on this resolution because it requires the affirmative vote of a majority of the Common Shares present or represented by Proxy at the Meeting (as opposed to a majority of the outstanding Common Shares).

✓	THE BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS THAT YOU VOTE “FOR” THE APPROVAL, ON A NON-BINDING ADVISORY BASIS, OF THE COMPENSATION OF OUR NAMED EXECUTIVE OFFICERS.

corporate governance PRACTICES

10B10B10BBoard of Directors
11B11B11BBoard Mandate

12B12B12BThe Board has oversight responsibility for the stewardship of the Company and its business and is accountable to the shareholders for the performance of the Company. The Board has clearly delineated its role and the role of management. The role of the Board is to supervise the management of the Company’s business and affairs, with the objective of creating value for shareholders, while considering the interests of other stakeholders. Management’s role is to conduct the day-to-day operations in a way that will meet this objective. The Board carries out its responsibilities, in consultation with management, by establishing key policies and standards, including policies for the assessment and management of the Company’s principal risks, by reviewing and approving the Company’s strategic plans and engaging and ensuring the continuity of executive management that possess the character, skills and experience required to attain the Company’s goals. The Board has the statutory obligation to act honestly and in good faith with a view to the best interests of the Company, including all shareholders and its stakeholders. The Board’s responsibilities include, but are not limited to, overseeing strategic planning; risk assessment processes; financial reporting and internal controls; and corporate disclosure and communication.

The Board discharges its responsibilities either directly or through its established committees - the Audit Committee, the N&CGC and the HRCC (collectively, the “Committees”). The Board Mandate is reviewed and updated, if required, on an annual basis. The full text is posted on our website at: https://www.auroramj.com/investors/corporate-governance/.

13B13B13BExpectations of our Board Members	14B14B14BThe Company’s goal is to assemble a Board with the appropriate background, knowledge, skills, and diversity to effectively carry out its duties, oversee the Company’s strategy and business affairs and foster a climate that allows the Board to constructively guide and challenge management. The Company expects all Board members to, among other things: (i) develop and maintain an understanding of the industry and markets within which the Company operates as well as the strategy and operations of the Company; (ii) develop and maintain an understanding of the applicable regulatory, legislative, competitive, social and political contexts within which the Company operates; and (iii) devote the necessary time and attention to Company issues in order to make informed decisions. Please refer to the director biographies earlier in this Information Circular for more information about each Board member’s experience.

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46B46B46BIndependence	15B15B15BThe Company believes in the importance of an independent Board and the N&CGC is responsible for ensuring the Board functions independently of management. The Board has determined that five (5) of the (6) directors (83.3%) proposed for re-election qualify as unrelated and independent, as they are independent from management and free from any interest, function, business, or other relationship that could, or could reasonably be perceived to, materially interfere with the director’s ability to act in the Company’s best interest. The Board has determined that only Executive Chairman and CEO, Miguel Martin, is considered a non-independent director. The Audit Committee, N&CGC and HRCC are comprised of only independent directors, as determined with reference to the criteria for independence prescribed by NI 58-101 and Rule 5605(a)(2) of the Nasdaq Rulebook.
47B47B47BLead Independent Director	16B16B16BEffective September 19, 2024, Miguel Martin was appointed as Executive Chairman of the Board. Concurrent with this change, Ron Funk stepped back to the role of Lead Independent Director in order to provide independent leadership to the Board and to ensure that the Board functions effectively and independently of management. As of the year ended March 31, 2025, Ron Funk was the Lead Independent Director. With his retirement from the Board forthcoming, the Board has nominated Michael Singer to take on this role upon his re-election to the Board at the Meeting.
48B48B48BPosition Descriptions	The Board has developed position descriptions for the Executive Chairman and CEO and the Lead Independent Director which are reviewed annually, as well as for each of the committee chairs, which are reviewed every two (2) years. These can be found on the Company’s website at https://www.auroramj.com/investors/corporate-governance/.
49B49B49BOther Directorships	Our directors may serve on the boards of other public companies and together on the boards and committees of other public entities, as long as their outside positions and common memberships do not affect their ability to exercise independent judgment while serving on our Board. Disclosure regarding other directorships is included in the director biographies.
50B50B50BDirector Interlocks	The Board does not set a formal limit on the number of interlocking board memberships. The N&CGC reviews director interlock as part of its annual evaluation of director independence. As of the date of this Information Circular, there are no interlocking board memberships.
51B51B51BFinancial Literacy	The Board defines “financial literacy”, as set out in NI 52-110, as an individual’s ability to read and understand a set of financial statements that present a breadth and level of complexity of accounting issues generally comparable to the breadth and issues that can reasonably be expected to be raised by the Company’s financial statements. The Board has determined that all members of the Board are “financially literate” in accordance with NI 52-110 and the rules of the TSX and Nasdaq. Further, the Board has determined that both Chitwant Kohli and Michael Singer are considered “Audit Committee financial experts” under the rules of the SEC and “financially sophisticated” under Nasdaq listing standards.
52B52B52BDirector Orientation	The Company has implemented a Board member onboarding and orientation program to provide all new directors with the following: (i) information pertaining to the role of the Board; (ii) an outline of the Company’s history and other relevant data and corporate information; (iii) individual meetings with each member of the senior leadership team; (iv) recent analysts’ reports; (v) a copy of the Company’s corporate governance materials; (vi) information pertaining to director and officer liability insurance coverage; (vii) guidance concerning trading in the Company’s securities; and (viii) guidance regarding insider information. This program is reviewed and updated on an ongoing basis.
53B53B53BContinuing Education

The Board recognizes the importance of ongoing director education and the need for each director to take personal responsibility for this process. To facilitate ongoing education, the Company:

✓   maintains a membership for each director in an organization dedicated to corporate governance and ongoing director education;

✓    encourages and provides an annual allocated amount of funding for the attendance of each director at seminars or conferences of interest and relevance;

✓   encourages and arranges, from time to time, presentations by outside experts to the Board or committees on matters of particular importance or emerging significance; and

✓   arranges, whether through quarterly Board meetings or separately planned Board calls or meetings, regular internal presentations focused on matters of importance to the business.

All Board members have significant experience in the governance of private and public companies, which the Board believes ensures the effective operation and governance of the Board and the Company.

54B54B54BAssessment of Board Effectiveness

The Board has implemented, and reviews, from time to time, a process to annually assess its effectiveness, as well as the effectiveness of its committees, the Executive Chairman, the committee chairs (the “Committee Chairs”) and individual directors, which process is under the supervision of the N&CGC. For fiscal 2024, the N&CGC engaged a third-party consultant to conduct a detailed review, including one-on-one interviews with Board members and members of the executive leadership team.

For fiscal 2025, the focus was to build off of the prior year’s feedback and progress against recommendations to gain insight into what changes have made an impact and where there are further areas for improvement. It was conducted as follows: (i) pre-interview guide was prepared and circulated to the directors, (ii) one-on-one interviews were then held; and (iii) feedback was consolidated, with main themes extracted. This was then reported to the N&CGC and then the Board. This annual assessment of Board performance and effectiveness is a critical aspect of the overall governance framework, and processes will vary year-to-year on the recommendation of the N&CGC and based on the current needs of the Board.

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17B17B17BBoard and Committee Meetings
18B18B18BProcess and Planning

19B19B19BThe Executive Chairman, in collaboration with the corporate secretary (“Corporate Secretary”) and Committee Chairs, has the responsibility of establishing a schedule for the meetings of the Board and its Committees. During this process, Board and Committee working plans are established for the year, in collaboration with applicable executives. We believe that proceeding in this manner helps in the preparation of in-depth presentations conducive to meaningful information sessions and discussions while allowing management to plan ahead. If, during the course of the year, events or circumstances require Board or Committee action or consideration, additional meetings are called.

20B20B20BCommunication regularly takes place between the Executive Chairman and the Company’s executives and, through the Corporate Secretary, between executive officers having responsibilities for matters placed under the supervision of particular Committees and Committee Chairs. This open communication ensures that all meaningful information concerning the affairs and progress of the Company are transmitted to those members of the Board or Committees having special supervisory responsibilities.

21B21B21BIn Camera Meetings	22B22B22BThe independent directors meet at or after every regular Board and Committee meeting during in camera sessions, without the presence of management. The Company believes that these in camera sessions contribute to the Board’s independent oversight. During the fiscal year ended March 31, 2025, the directors met in camera following each of the regularly scheduled Board Meetings and other “special” meetings and ad-hoc board calls. They also met in camera following each of the Committee meetings and, when appropriate or requested, following any informational update meetings which were not convened for the transaction of business.
55B55B55BAttendance

23B23B23BThe Company expects directors to attend all Board and Committee meetings, as well as the annual general meeting of shareholders. Disclosure regarding the total number of meetings held and the attendance record for each director for fiscal 2025 is set out within the director biographies in this Information Circular. The N&CGC reviews the attendance record of each director as part of the nomination process. The Board will require a director to tender his or her resignation if such director does not meet a minimum attendance requirement (75% of meetings in any given year), subject to a review of extenuating circumstances for such director.

24B24B24BFor fiscal 2025, all directors had at least 92% attendance, with the majority having attended 100% of the meetings. In all cases where a director is absent for a meeting at which action is taken by the Board, the Executive Chairman consults with that director in advance to ensure alignment with any matters put forth for consideration by the Board.

25B25B25BNomination and Succession Planning
56B56B56BNomination of Directors

The Board encourages an objective nominating process for new directors by open discussion at Board meetings and review of candidates by the N&CGC. The N&CGC consists solely of independent directors pursuant to NI 58-101 and is responsible for proposing new nominees to the Board. The N&CGC considers the following factors when assessing potential candidates:

✓  the Board’s overall mix of skills and experience;

✓  each candidate’s character, integrity, judgment, and record of achievement; and

✓  diversity (including gender, cultural background, age, geographic representation, and other personal characteristics).

Directors are elected by the shareholders at each annual meeting to serve for a term expiring on the date of the following annual meeting, unless otherwise appointed or elected to fill an occasional vacancy.

57B57B57BSuccession Planning for Board and Senior Executives

Board: The N&CGC Chair discusses succession planning annually with each director, including his or her intentions with respect to continuing to serve as a director for the ensuing year. Based on these conversations and other considerations, the N&CGC leads its efforts to identify and recruit potential candidates to the Board and includes consideration of both qualified male and female candidates when recruiting for new directors.

Executives: The HRCC, in collaboration with the Company’s human resources team (“HR Team”), identifies the skills and experience required for the most senior executive roles within the Company, and the potential candidates with the desired capabilities best suited for advancement into these roles. The identified successors work with the HR Team to establish development plans to address their gaps and career goals in the context of the succession planning process. Annual reports are provided to the Board on the progress and development of these prospective successors.

58B58B58BTerm Limits and other Mechanisms of Board Renewal	The Board does not limit the time a director can serve. Imposing a term limit means it may lose the contributions of longer serving directors who have developed a deep knowledge and understanding of the Company and its business over time. The Company considers the benefits of regular renewal and will continue to do so within the context of the needs of the Board at the time and will continue to monitor the potential need to introduce a term limit and mandatory retirement policy.
26B26B26BCommittees of the Board
59B59B59BAudit Committee	As at the fiscal year ended March 31, 2025, the members of the Audit Committee were Chitwant Kohli (Chair), Ron Funk, Norma Beauchamp, Theresa Firestone and Michael Singer. All members of the Audit Committee are independent. The Audit Committee is responsible for assisting the Board in fulfilling its oversight responsibilities by reviewing the financial information which is to be provided to the shareholders and the public, the systems of corporate controls, which management and the Board have established, and overseeing the audit and risk process. It has general responsibility to oversee internal controls, accounting and auditing activities, and legal compliance of the Company. The Audit Committee is also mandated to review related party transactions, and review, assess and approve any material related party transactions in accordance with the Company’s Related Party Transactions Policy, which is discussed later in this section. All members of the Audit Committee are financially literate as defined in NI 52-110. Further, each member of the Audit Committee has:

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✓ an understanding of the accounting principles used by the Company to prepare its financial statements, and the ability to assess the general application of those principles in connection with estimates, accruals and reserves;

✓ experience preparing, auditing, analyzing or evaluating financial statements that present a breadth and level of complexity of accounting issues that are generally comparable to the breadth and complexity of issues that can be reasonably expected to be raised by the issuer’s financial statements, or experience actively supervising individuals engaged in such activities; and

✓ an understanding of internal controls and procedures for financial reporting.

Audit Committee Financial Experts: The Board has determined that both Chitwant Kohli and Michael Singer qualify as an “Audit Committee financial expert” under the rules of the SEC and are considered “financially sophisticated” pursuant to Nasdaq listing standards. Please refer to the 2025 AIF filed under the Company’s SEDAR+ profile at www.sedarplus.ca for further information concerning the relevant education and experience of each member of the Audit Committee as well as the Audit Committee’s charter, which is available on the Company’s website at https://www.auroramj.com/investors/corporate-governance/.

60B60B60BNominating and Corporate Governance Committee	As at the fiscal year ended March 31, 2025, the members of the N&CGC were Norma Beauchamp (Chair), Ron Funk, Chitwant Kohli and Rajesh Uttamchandani. All members of the N&CGC are independent. The Board has adopted a Charter of the N&CGC, a copy of which is available on the Company’s website at https://www.auroramj.com/investors/corporate-governance/. The N&CGC is responsible for screening nominees to the Board, and it annually assesses the skills and qualifications of directors and nominees to ensure the Board members have the skills and qualifications appropriate to the current needs of the Company. In addition, the N&CGC annually reviews the Board skills matrix, Committee charters and Board policies, oversees Board effectiveness processes and director onboarding and education, and is responsible for overseeing and monitoring the Company’s approach, policies and practices related to ESG matters.
61B61B61BHR and Compensation Committee

As at the fiscal year ended March 31, 2025, the members of the HRCC were Theresa Firestone (Chair), Ron Funk, Rajesh Uttamchandani, and Michael Singer. All members of the HRCC are independent. The Board has adopted a Charter of the HRCC, a copy of which is available on the Company’s website at https://www.auroramj.com/investors/corporate-governance/. The responsibilities of the HRCC include reviewing and approving director and executive compensation based on the Company’s goals and objectives, reviewing and approving the Company’s incentive compensation and equity-based plans and arrangements, reviewing and recommending on matters related to executive succession planning, and reporting regularly to the Board on the activities of the Committee.

The HRCC conducts reviews regarding director and CEO compensation once a year. To make its recommendation on director and CEO compensation, the HRCC considers the types of compensation and the amounts paid to directors and chief executive officers of comparable publicly traded companies. The HRCC ensures that a significant portion of compensation for the CEO and other executives is at risk.

Executive and director compensation is thoughtfully managed by the HRCC through effective and efficient processes in place, to drive smart and informed decision-making. The HRCC also works closely with a leading third-party compensation consultant to ensure that pay is reasonable and well aligned to the market and the Company’s strategic objectives. For more information on the HRCC’s role and executive compensation design at Aurora, please refer to the section entitled “Compensation Discussion & Analysis”.

Environmental, Social and Governance (ESG) at Aurora

27B27B27BOversight OF ESG
62B62B62BBoard Oversight	The Board, through the N&CGC, is responsible for overseeing and monitoring the Company’s approach, policies and practices related to ESG matters. Bi-annually, and more frequently if required, management provides an update to the N&CGC on current and future initiatives, and time is provided for discussion. The N&CGC reports to the Board on all matters presented at each meeting. The Board has adopted and reviews, at least annually, an ESG Policy which can be found on the Company’s website at https://www.auroramj.com/investors/corporate-governance/.
63B63B63BESG Management Committee	Reporting to the N&CGC, the Company has in place an ESG management group (the “ESG Committee”) comprising members of management, and representative of each key business area. The ESG Committee is mandated to: (i) meet quarterly; (ii) engage with external ESG professionals for support and guidance, and share expert knowledge, as needed; (iii) where required, support internal efforts to identify the key ESG initiatives and opportunities across each essential business area, and track progress of same; (iv) report on progress to the N&CGC at least bi-annually, and to the full Board when requested; and (v) where requested, assist with ESG-related disclosures.

28B28B28BEnvironmental STEWARDSHIP

We recognize the environmental impact of cannabis production and seek to improve our operations as we grow by:

✓   assessing the environmental impacts of new and existing projects, processes and procedures

✓   reducing our waste and carbon outputs through reuse/recycling programs, waste reduction, and educating internal stakeholders

✓    engaging key industry stakeholders - including vendors, peers, and standard-setters - on sustainability best practices

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64B64B64BCo-generation Plant: Energy Reduction and Business Continuity	The majority of the electrical requirements for our Aurora River facility come from our own Cogeneration systems (“CoGen”). The CoGen went live in January 2021, enabling Aurora River to produce its own electricity. The CoGen is a green initiative: cleaner, efficient, and scrubbed from NOx emissions, providing a dual prong benefit of direct electricity supply and utilization of the heat generated. In addition to this, the CoGen is important for business continuity and is the most stable back-up strategy, allowing for continued operations at the facility at full load in the event of a utility failure.
65B65B65BExtended Producer Responsibility (EPR): 66B66B66BCircular Materials	Legislation requires producers to take responsibility for the end-of-life management of the materials they supply to consumers. We have been a partner of the Resource Recovery Alliance (RRA) (formally the Canadian Stewardship Services Alliance) since 2019. The program was transferred to Circular Materials in 2022, syncing to the broader work on promoting a circular economy in Canada. A key component of this program continues to be the Extended Producer Responsibility (EPR) which promotes overall waste reduction and allows producers to support and build more efficient recycling systems. Under this program, we submit reports on all paper, plastic, glass and corrugated cardboard packaging used for the containment, protection, handling, delivery and presentation of goods supplied to consumers in British Columbia, Saskatchewan, Ontario and Alberta. We continue to have the responsibility of paying for the recycling costs on our product packaging. It’s expected that the circular economy programs will extend to all provincial jurisdictions by the end of 2025.
67B67B67BSustainable Procurement	Our procurement team continues to focus on actionable sourcing projects and sustainable solutions for packaging and supplies. Initiativies underway include those related to a reduction in sourcing of input materials from offshore vendors, where possible, optimizing supplier sources with closer proximity to Aurora’s production facilities, and optimizing transportation lanes, load sharing, and palletization. As well, the team is focused on increasing the use of environmentally friendly packaging.
68BReducing Cannabis Waste	The Company has greatly improved the demand to cultivation planning process, resulting in selling all cannabis grown. Disposing of less cannabis has both an environmental and financial benefit, including reducing labour costs associated with waste.
69B69B69BRemote-First	We have in place a global remote-first work program for our corporate employees. While this is an employee-facing initiative intended first to support work-life balance, it is also expected to be beneficial for the environment and our business. By supporting our employees to work from home, we are eliminating commutes and thereby contributing to reduced emissions, and encouraging a reduction of office supplies, including paper usage, printing and general office waste. In addition to the expected environmental benefits, this results in a significant reduction in rental expenses and other costs associated with running an office.
70B70B70BMedReleaf Australia: Clean Hub Partnership	Through a partnership with CleanHub, MedReleaf Australia is funding the collection of plastic waste to prevent ocean pollution. This work is focused on the recovery of plastics in coastal communities, primarily in South Asia and South-East Asia, which is the gateway for a significant portion of the plastic that enters our oceans. Unlike alternative approaches that focus on cleaning up plastic that’s already in the sea, CleanHub proactively helps local communities set up collection systems to prevent waste from entering waterways in the first place. Through this initiative, the team collected 5000kg of plastic waste from our oceans in calendar 2024, and this work continues through 2025.

29B29B29BSocial Responsibility

30B30B30BOur roots as a medical cannabis company run deep, and we’re passionate about connecting with and helping others. We strive to provide a meaningful contribution to the cannabis community and the globe at large by:

✓    championing diversity, equity and inclusion both within and outside our company

✓   supporting initiatives that benefit patients, veterans, social justice and the communities where we live and work

✓   encouraging our employees to give back to their communities through paid volunteer days and team initiatives.

✓    fostering and maintaining a safe and healthy workplace.

31B31B31BDiversity, Equity & Inclusion (DE&I)
32B32B32BOur Commitment to DE&I

33B33B33BAs an organization, we are committed to building and sustaining a culture of diversity, equity and inclusion where employees can bring their true authentic selves to work. We recognize and value the contributions, varying experiences, beliefs and customs that each individual brings to our workplace and aspire to be an inclusive organization and to provide equal opportunities to our global workforce, while pro-actively tackling and eliminating any form of discrimination. We are committed to:

✓ providing equal opportunity employment;

✓ providing a safe work environment, which includes working within our cultural values and the practice of the Human Rights Act, and the Employment Equity Act by promoting a culture of respect and dignity;

✓ creating, managing and valuing diversity, and fostering a culture of belonging where all employees are included, treated with dignity and respect, promoted on their merits, and placed in positions to contribute to our future success;

✓ removing unnecessary barriers for our employees seeking opportunities through training and development, promotion and career development; and

✓ having zero tolerance for any acts of unlawful or unfair discrimination (including any form of bullying or harassment) committed against an employee, contractor, job applicant or visitor based on any of the following prohibited grounds of discrimination as identified in the Human Rights Act: race, national or ethnic origin, colour, religion, age, sex, sexual orientation, gender identity or expression, marital status, family status, genetic characteristics, disability and conviction for an offence for which a pardon has been granted or in respect of which a record suspension has been ordered.

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Board Diversity

The Company has adopted and reviews annually a Board and Executive Diversity Policy under which includes a target to maintain thirty percent (30%) representation of women on the Board. At conclusion of the Meeting, this target will have been met with two (2) out of the six (6), or 33.3%, of the director nominees being female. The Company will continue to consider including targets for other diverse groups. The Board and Executive Diversity Policy can be found on the Company’s website at https://www.auroramj.com/investors/corporate-governance/.

The N&CGC is responsible for recommending qualified candidates for Board nominations who possess the skills, competencies, business and financial experience, leadership and level of commitment required of a director to fulfill its responsibilities. In making recommendations for Board members, the N&CGC will also consider the impact such candidate’s appointment would have on the diversity of the Board.

The N&CGC periodically reviews its recruitment and selection processes to ensure that diversity remains a component of any director search and considers the level of representation of non-males and other diverse groups on the Board to ensure that every time a new director is sought, diverse candidates will be considered. An executive search firm may be retained by the N&CGC to help achieve this goal.

Executive and Senior Leadership Diversity

We recognize the importance of having a diverse executive management team and believe that experience, perspective and relatability facilitate innovation and help to empower and enable teams. Effective talent management, leadership development, succession planning, and employee engagement are priorities for the Board and the HRCC. In recruiting, management is responsible for considering candidates for executive management appointments that possess the qualifications, competencies, experience, leadership skills and level of commitment required to fulfill executive functions and to support the achievement of the Company’s strategic objectives. The importance of representation of diverse groups is also considered when filling these positions. The Company’s long-term goal is to promote from within, and therefore we believe it is important to have diversity at all levels of the organization, providing us with a strong pool of diversified candidates for future executive management positions.

Currently, the Company tracks the number and percentage of women in senior leadership roles and focuses on developing this talent pipeline. We believe that the most effective way to achieve our goal of increasing the representation of women in leadership roles is to identify high-potential women within the Company and work with them to ensure they develop the skills, acquire the experience and have the opportunities necessary to become effective leaders.

As of the date of this Information Circular, three (3) out of seven (7) members (43%) of our executive management team are female. In addition, eight (8) out of twenty-two (22) of our vice-presidents and senior vice-presidents (36.3%) are female, globally.

Recognition for Executive Gender Diversity: Globe & Mail’s 2025 Report on Business, Women Lead Here List	34B34B34BThis year, Aurora was proud to be named as an honouree on the Globe & Mail’s 2025 Report on Business, Women Lead Here list. This annual benchmark recognizes the top publicly traded Canadian companies with the highest gender diversity at the executive level. As a company with a leading purpose of being empowered by people, this recognition demonstrates how we are committed to creating an environment where everyone is inspired to strive for excellence. With 43% of our executive leadership team being women, together the women of Aurora are driving change, breaking barriers and shaping the future for women in the medical cannabis industry. The 2025 Women Lead Here list is published in the April 2025 issue of Report on Business magazine, distributed with The Globe and Mail on March 29, 2025, and online at tgam.ca/WomenLeadHere.
Employee Affinity Groups

35B35B35BAt Aurora, we have in place employee resource groups which comprise of individuals who share a common identity characteristic and primarily those who are from traditionally underrepresented or marginalized groups. These groups are intended to promote inclusion and diversity and to benefit the overall employee experience by allowing for safe spaces for networking, resources for mentorship and training for professional development.

One example is our Women Empowerment Network (“WEN”). This global, employee-led group focuses on the advancement of women and creating open and accessible dialogue to enable the growth and development of the women at Aurora. WEN organizes a comprehensive program for International Women’s Day (IWD) and ongoing dialogue with female leaders and allies at Aurora to bring about rich discussion and sense of community.

36B36B36BWe are committed to creating a welcoming and inclusive space for the entire global Aurora team. Throughout the year, we recognize moments and holidays of importance to our community. Our facility teams recognize events and holidays that matter to the local team, therefore providing meaningful opportunity for connection and engagement

Accessibility	37B37B37BAurora has adopted a policy in compliance with the Accessibility for Ontarians with Disabilities Act (AODA). Ontario is the first province and one of the first jurisdictions in the world to enact specific legislation establishing a goal and timeframe for accessibility. These standards will help organizations such as Aurora identify and remove barriers to improve accessibility for people with disabilities in the workplace. We are currently in the process of revising our online presence to ensure compliance with AODA requirements.
Corporate Citizenship
Advocating for Reform: Cannabis Amnesty	Making progress in the cannabis industry also means taking responsibility for its past. We are proud to have been founders and long-time supporters of Cannabis Amnesty, having supported their efforts to right the historical wrongs of cannabis prohibition from 2018. Together, we advocated for free and automatic expungement of simple cannabis possession convictions, enabling them to achieve their mandate. Aurora’s support for Cannabis Amnesty concluded once the organization ended advocacy efforts as the initial mandate was achieved.
Advocating for Greater Access to Cannabis Worldwide	We are committed to opening the world to cannabis, through continuous innovation, responsible leadership, and unwavering advocacy for access and acceptance. Despite significant progress in many jurisdictions, including Canada, which had a pioneering role in legalizing cannabis, patients globally still face substantial barriers to access. It is essential for us to remain focused on the ongoing need for advocacy to ensure that the benefits of cannabis — medical, economic, and social — are fully realized and accessible to everyone. While over 40 countries have legalized cannabis to varying degrees, open access remains limited.

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More Affordability, More Accessibility	We believe that access to healthcare should be a basic right, not a privilege. Despite being authorized since 2001, accessing medical cannabis can be challenging for some patients due to various factors, including affordability. Recognizing this issue, we offer compassionate care pricing as well as other discount programs (including for veterans, those on disablity or government subsidy, first responders and seniors) to help ease the financial burden for patients who may require additional support.
Dedicated to Veteran Health	We’re honoured to support Canadian veterans and those still actively serving. At Aurora, we offer support beyond coverage through Veterans Affairs Canada (VAC), by paying the cost difference above the maximum VAC reimbursement rate of $8.50 per gram on our dried flower or other cannabis products. We will also price adjust all eligible products to $8.50 per gram for veterans who require more than what is covered under their policy. Our veteran support team is dedicated to providing exceptional, dedicated service to our veteran patients, ensuring they also have uninterrupted access to their medical cannabis. Aurora proudly offers a 40% discount for Canadian military members who are actively serving and those who have been released from service but do not yet have coverage or a pensioned condition to be eligible for coverage.
Strains for Heroes Portfolio	Aurora is proud to make available exclusive cannabis cultivars designed for veterans, by veterans under our Strains for Heroes portfolio. These strains are chosen based on meaningful feedback from the veteran community and aim to provide veterans with the distinct cannabis experience they seek. Five percent (5%) of net profits from the sale of Strains for Heroes products are used to support veteran organizations across Canada.
Aurora Cares: Compassion in Action	Simply put, Aurora cares. We care deeply for those we serve, each other, and our local communities. We live our Value of Compassion through and through. The Aurora Cares program aims to inspire the Aurora team to better our communities by mobilizing their compassion into action through volunteerism and community giving to causes that mean the most to them as individuals and to Aurora collectively as a global community. Big or small, community gives us strength and support and fosters a sense of belonging. Under this program, every Aurora employee can take one paid volunteer day each year.
Highway of Heroes Clean-up	Through Aurora Cares, we continue to work bi-annually with our veteran partners to help clean a stretch of Highway 401 in Toronto known as the Highway of Heroes. When a Canadian soldier is killed in action, their remains are repatriated to the Canadian Forces Base near Trenton, Ontario, operated by the Royal Canadian Air Force. From there, they're driven to the coroner’s building in Toronto for examination before being released to the family.
Fighting Against Child and Forced Labour in Supply Chains	We have in place a Supplier Code of Conduct, to outline Aurora’s expectations of our suppliers in sharing the same values and commitments on important issues including the prohibition of forced and child labour and compliance with anti-bribery and anti-corruption laws and regulations. In May of this year, we filed our second annual report in compliance with the requirements of the Fighting Against Child and Forced Labour in Supply Chains Act. Both the Supplier Code of Conduct and the Annual Report can be found on our website at https://www.auroramj.com/investors/corporate-governance/.
Health, Well-being and Engagement of our Employees
Aurora Recognized as a Healthiest Workplace in Canada	This year, we were proud to have been recognized as one of Canada's Healthiest Workplaces in 2025 by Dialogue. This award is a celebration of Aurora's efforts to prioritize the well-being of our people and to create a supportive and healthy work environment. Dialogue's Healthiest Workplace Awards recognize Canadian organizations that champion employee well-being. Workplace well-being isn't one-size-fits all. Aurora provides many different approaches to supporting teams and well-being, and this award is a testament to our commitment to creating a workplace where the Aurora team can thrive. Details can be found here: https://www.dialogue.co/en/dialogue-awards/2025/.
71B71B71BEmployee Engagement: “Love Where You Work”

Our people, combined with our collective passion for the industry, are what make Aurora a special place to work. To provide employees with a consistent, rewarding and engaging experience, the Company has introduced several employee-facing initiatives:

•      “Meeting Free Friday Afternoons” allows each employee in a corporate role globally to block the afternoon from noon onwards in their local time zone, to be used for focus work, ideation and collaboration.

•     Remote First Work, a global program that prioritizes enabling employees in corporate roles to work remotely from where they live and use technology as much as possible to collaborate and achieve business results.

•     Internal Communications: The entire global organization receives regular communication throughout the year – leveraging Aurora’s internal intranet, “The Dose”, employee-led communication through learnings series known as “Learning Sesh” and “In the Weeds”, and many global town halls and open forums. The Company celebrated and acknowledged many milestones throughout the year that resonate with employees and connect the Company to the organization’s core purpose as a leading global medical cannabis company. This includes recognition for 4/20, the National Day for Truth and Reconciliation, Pride Month, the anniversary of Canadian legalization, national holidays and much more.

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72B72B72BGLOW: Get Lit on Wellness 73B73B73BSupporting Employee Well-being

Our value of Compassion recognizes that we treat everyone with care and respect, and that we work hard to take care of each other. Compassion is also about ensuring we’re taking the time to take care of ourselves by focusing on our own health and wellness. With this in mind, we launched GLOW (Get Lit on Wellness), Aurora’s Employee Wellness Program. GLOW aims to support our employees’ journey toward holistic health with dedicated resources to expand awareness in four key pillars:

•     Mental wellness: Supporting psychological well-being, through stress management, resilience and mindfulness initiatives.

•     Physical wellness: Supporting a healthy lifestyle through fitness, wellness workshops and education.

•     Social wellness: Cultivating a supportive workplace culture through team-building activities, community events and networking opportunities.

•     Financial wellness: Empowering employees with resources for creating financial stability.

Mental Health Support for our Canadian Team	Underpinning our commitment to living our value of Compassion and to encouraging our employees to take care of themselves, we were pleased in fiscal 2024 to have refreshed our Canadian benefits program to introduce enhanced coverage for mental health support ($1,500/person every year, which includes Psychologists, Social Workers, Clinical Counselors, or Psychotherapists). We also introduced a new virtual care platform for our Canadian team.
Extended Health Benefits	In addition, we foster the health and wellness of our employees with a competitive benefits package including employer-paid health and dentalcare premiums, life insurance and long-term disability policies, support for mental health (as described above), and a medical cannabis coverage program.
Health and Safety	Our vision is to maintain a safe and healthy workplace for all employees in compliance with all applicable laws and regulations. We promote a positive attitude towards safety and establish safety and health objectives for all levels of management and employees. Through our intranet, employees have access to all relevant policies, documents, training modules and incident reporting and management mechanisms.
Stakeholder Engagement and Communication
74B74B74BExternal 75B75B75BCommunications	Through fiscal 2025 and beyond, the Company has continued to engage across external communication channels, including the company’s LinkedIn and X (Formerly Twitter) channels. Media engagement continued throughout the year with key media outlets worldwide. Through our external communication efforts, we advanced Aurora’s thought leadership on regulatory reform, taxation, access to medical cannabis, outlook of global market development and much more.
76B76B76BShareholder Engagement

We believe in the importance of having regular and constructive communication with shareholders to create an open, candid, and productive dialogue. We communicate with our shareholders through various channels, including our news releases, website and social media feeds, presentations at investor and industry conferences, quarterly earnings calls, and through the updates and information relayed within our annual report, management proxy circular, annual information form and quarterly reports. We also consider the annual “say-on-pay” vote in relation to our executive compensation practices as an important way to reach out to get feedback from our shareholders.

We encourage shareholders to contact the Board directly with any questions or concerns. Letters or emails should be marked confidential and addressed as follows:

Attention: Executive Chairman
Aurora Cannabis Inc.
2207 90B St. SW
Edmonton, Alberta T6X 1V8
Email: chairman@auroramj.com

Shareholders can communicate with the Executive Chairman anonymously, but we encourage you to identify yourself so he can acknowledge your communication. You can also send an email to: ir@auroramj.com and our investor relations team will direct your communication to the appropriate contact.

38B38B38BGovernance and Ethics

39B39B39BWe view strong governance, ethical business practices and prudent risk management as being critical to achieving long-term value creation for shareholders and to driving sustainability. In fulfilling this objective, we continue to:

✓   Maintain strong corporate governance practices through effective board stewardship, proactive risk management, and management accountability.

✓   Maintain high ethical standards and executive leadership that promotes a culture of integrity.

✓   Maintain effective policies and reporting mechanisms to assist us in operating as a responsible business.

40B40B40BEthical Business Conduct
41B41B41BEthics and Compliance Program

42B42B42BOur compliance responsibilities are broad, far-reaching and complex, spanning our subsidiaries, global operations and regions. We have established an ethics and compliance program (the “Program”) to promote our culture of ethical and lawful conduct and to provide senior-level management, accountability and oversight to prevent, detect and correct non-compliance or unethical conduct. The Program includes:

•        regular day-to-day managing of compliance and supporting policies, processes and controls;

•         reporting on compliance initiatives and effectiveness;

•         regular oversight of compliance initiatives and related decision-making;

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•        mechanisms to prevent, detect and correct violations, including corrective actions and discipline;

•         ongoing education, training and acknowledgement of ethics and compliance responsibilities for all employees; and

•     risk-based monitoring and assurance of compliance obligations to support strong governance, risk management and internal control.

The EVP, General Counsel and Corporate Secretary has overall responsibility for the Program. The Compliance, Risk and Assurance function (“CRA”) has day-to-day oversight responsibility for the Program. These responsibilities include, but are not limited to: (a) meeting regularly to perform or delegate the performance of tasks required by the Program; (b) ensuring the adoption of appropriate policies or procedures necessary to implement the Program and Code (as defined below); and (c) directing the creation of and approving training programs for the Code and Program.

The Board, through the Audit Committee, receives periodic reporting from management and provides oversight to the Program and its implementation.

77B77B77BCode of Business Conduct and Ethics

The centerpiece of the Program is our Code of Business Conduct and Ethics (the “Code”), which applies to all directors, officers and employees. A copy of the Code can be found on our website at: https://www.auroramj.com/investors/corporate-governance/. The Code provides principles of conduct that Aurora follows to ensure its business is conducted with integrity and in compliance with the law.

The Board and management monitor compliance with the Code in various ways, which are described below. The Company has not filed any material change report that pertains to any conduct of a director or executive officer that constitutes a departure from the Code.

78B78B78BFoundational Policies

In addition to the Code, the additional policies listed below provide organizational guidance on the conduct and ethics expectations for all directors, officers and employees in specific areas, and are reviewed regularly.

•      Anti-Bribery and Corruption Policy

•      Anti-Money Laundering Policy

•      Disclosure, Confidentiality and Insider Trading Policy

•      Discrimination and Harassment Policy

•      Quality Policy

•      Discipline and Performance Management Policy

•      Whistleblower Policy

79B79B79BWhistleblower Policy	The Company’s Whistleblower Policy supports maintaining the highest possible ethical standards in our business practices, promotes a climate of openness and accountability and encourages employees to come forward in good faith to disclose genuine concerns and to detect, forestall the continuation of, and prevent any violations of the Company’s internal policies and procedures. Employees may raise any concerns about accounting matters, internal accounting controls, auditing matters, or related questionable practices. Employees have several avenues to report their concerns including through management, the EVP, General Counsel and Corporate Secretary, or through an independent third party. The third party provides a website and hotline that is accessible in all countries in which the Company operates 24 hours a day, seven days a week. If a report is submitted anonymously, the identity of the individual raising the concern through the hotline, or the website is not known to the Company. Concerns raised are submitted to the Chair of the Audit Committee and/or the EVP, General Counsel and Corporate Secretary (one of which will be the primary recipient, depending on the nature of the concern) to ensure independent review, investigation, and handling of the concern.
80BConflicts of Interest	43B43B43BIn the ordinary course of business, the Company may enter into transactions with entities that directors are related to or affiliated with. If any such transactions are brought before the Board for discussion or approval, the director declares a conflict of interest and abstains from any discussion or vote on the transaction.
81B81B81BRelated Party Transactions	44B44B44BThe Audit Committee has oversight over related party transactions. We recognize that certain transactions present a heightened risk of potential or actual conflicts of interest and may create the appearance that Company decisions are based on considerations other than the best interests of the Company and its shareholders. While the Board prefers to avoid these types of transactions, it was deemed prudent to adopt a Related Party Transactions Policy in alignment with the Company’s continued governance improvements and in support of a conservative risk management framework. Under this policy, a “Related Party Transaction” includes any transaction, arrangement or relationship in which the Company or any of its subsidiaries is a party and in which a related party has a direct or indirect material interest and in which the aggregate amount involved will or may be expected to exceed 1% of the identified materiality threshold in any fiscal year. A copy can be found on our website at https://www.auroramj.com/investors/corporate-governance/.
82B82B82BTraining	45B45B45BThe Company has prepared training modules for employees, officers and directors in respect of compliance with certain of the Company’s policies and procedures. In addition, the Company has a corporate manual which is provided to employees at the commencement of employment. Each employee reviews and provides written acknowledgement of adherence to the policies contained within the manual which includes policies on code of conduct, confidentiality, conflict of interest and non-disclosure.

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Risk Governance
83B83B83BGeneral	As a global organization, we are exposed to risks in the normal course of business. The acceptance of certain risks is both necessary and beneficial in order to achieve the performance targets set for the Company and our strategic goals. A key responsibility of senior management is to identify, assess and manage the Company’s exposure to risk. The Board is charged with overseeing management’s performance of these functions and taking reasonable steps to ensure that management has an effective risk management structure, systems and processes in place to monitor and manage material risks. For a detailed overview of the risks applicable to Aurora’s business, please see the section entitled “Risk Factors” in our 2025 AIF available under our profile at www.sedarplus.ca.
84B84B84BCompliance Risk and Assurance

Aurora’s CRA function has a mandate to provide senior management and the Audit Committee with value-added, independent, and objective assurance, advice and ongoing assessments regarding systems and practices of risk management, internal control and corporate governance that aide Aurora in meeting its strategic objectives. CRA undertakes systematic and disciplined evaluations and works with management and the Audit Committee to enact a system of governance that:

•   enables the effectiveness and efficiency of the Company’s operations, including the achievement of operational and financial goals, and the safeguarding of assets against loss;

•     supports the creation, management and protection of information that is reliable, timely and transparent to support internal and external financial and non-financial reporting in a manner that meets regulatory requirements, professional standard, and internal policies;

•      adheres to laws and regulations; and

•      implements adequate internal controls and procedures to support the above objectives and ensures that those controls are both monitored and functioning as intended.

85B85B85BManagement of Compensation Risk	Our compensation program incorporates many elements that are intended to ensure our compensation practices do not encourage excessive or inappropriate risk-taking. Please refer to the Compensation Discussion & Analysis for information regarding the governance practices, policies and inherent design elements of our compensation program that help manage and mitigate risk in executive compensation.
86B86B86BCybersecurity Risk

Aurora takes cybersecurity risk very seriously. Cybersecurity incidents are increasing in both number and severity across the world. This trend is expected to continue, making the protection of sensitive company and patient data when it is stored, transmitted, and processed through our systems of the utmost importance.

We have implemented an information security program based on the National Institute of Standard and Technology (“NIST”) Cyber Security Framework (“CSF”). The framework requires the application of principles, risk management best practices, and improving security and resilience of critical infrastructure. To meet NIST-CSF Requirements, we used the Center for Internet Security (“CIS”) Critical Security Controls as our implementation guideline. We have implemented the majority of the controls and are in the process of implementing the remainder. All controls are reviewed annually, quarterly, and monthly as required.

We have a Cyber Security Incident Response Plan, and we perform an annual simulation to ensure we can respond to threats as quickly as possible. We have a monitoring and alerting service through a third-party watching our systems to ensure we are protected which operates 24 hours a day, 7 days a week, 365 days per year.

We use our cybersecurity training platform to issue campaigns that include regular awareness training that all staff are required to complete and monthly email phishing campaigns in an effort to continually educate our staff on the common trends in cybersecurity. All our compliance, training, and protection statistics are reported on every quarter to reflect our industry posture.

87B87B87BProtection of Intellectual Property	Protecting our intellectual property and defending against claims of intellectual property rights by third parties is also a key priority in risk governance. The Company has a dedicated in-house legal team who work closely with external counsel when required to manage the protection of our trade names and trademarks and other intellectual property, and to litigate disputes with third parties when necessary.

Key Governance Documents

We have adopted various mandates, policies and practices to support our governance framework, which are reviewed on an annual basis and are, among others, key components of our corporate governance. They can be found on our website at https://www.auroramj.com/investors/corporategovernance/.

•      Articles

•      Board Mandate

•      Charter of the Audit Committee

•      Charter of the Human Resources and Compensation Committee

•      Charter of the Nominating and Corporate Governance Committee

•      Code of Business Conduct and Ethics

•      Whistleblower Policy

•      Related Party Transactions Policy

•      Advance Notice Policy

•      Majority Voting Policy

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COMPENSATION DISCUSSION AND ANALYSIS

letter FROM THE HUMAN RESOURCES & Compensation committee

Dear fellow shareholders,

Fiscal 2025 was another stand-out year, and one in which Aurora continued to make huge strides. From achieving positive free cash flow, to proving its strength as a global leader in medical cannabis, the organization has truly come a long way while staying true to its Values and demonstrating its Purpose with every step.

Through a dynamic and rapidly changing environment, we are particularly proud of Aurora’s accomplishments and ability to adapt, adjust and recalibrate to win today and to see opportunities where others may see challenges. The team’s expertise in highly regulated and fast-moving markets, breeding and genetics, biomedical science, and their unwavering commitment to superior operations, is what sets Aurora apart and continues to drive its success story.

Over the past year, Aurora has celebrated many successes and stands today in a position of great strength in the industry. A few key achievements are set out below.

✓      Achieved its target of positive free cash flow, generating $27.4 million in Q3 FY25 and annual positive free cash flow of $9.9 million.

✓      Achieved record annual global medical cannabis net revenue of $244.4 million, representing 39% year-over-year (YoY) growth.

✓      Delivered record adjusted EBITDA of $49.7 million, representing 261% YoY growth, and has now reported ten consecutive quarters of positive adjusted EBITDA.

✓      Adjusted gross margins for medical cannabis consistently met or exceeded the 60% target in all of Aurora’s key profitable international markets.

✓      Continues to sustain a strong balance sheet with ~$185.3 million of cash as of June 18, 2025, and a debt-free cannabis business.

Aurora truly is a force in the rapidly expanding and evolving global cannabis market and we thrilled with what has been accomplished by the team to date, and excited for a strong fiscal 2026.

Fiscal 2025 Compensation Decisions and Design

The executive compensation programs of Aurora are intended to drive shareholder value creation, emphasize pay-for-performance, and provide a framework to effectively attract and retain our top talent. In determining compensation for fiscal 2025, we considered several factors including:

•         performance against established corporate objectives;

•         divisional performance results;

•         individual performance and demonstrated enterprise leadership; and

•         benchmarking against our peer group.

For fiscal 2025, we reviewed the continuing applicability of the compensation peer group and ultimately removed four companies which were no longer size appropriate. We then added five new peer companies which were closer in size relative to the Company. Our target compensation programs fall in the 50th percentile range of our peer group and, as always, we ensure that we are making responsible and reasonable decisions for executives and the Company as a whole.

We believe that our Named Executive Officers (NEOs) and senior leaders should have the majority of their compensation at-risk, and ensure that our programs are structured as such:

✓  50% of the long-term incentive (LTI) award mix is performance based for executives.

✓  80% of the CEO compensation is variable and “at-risk” (STI & LTI).

✓  The CEO mix is 20% base salary, 20% STI and 60% LTI.

✓  75% of the EVP and CFO compensation is variable and “at-risk” (STI & LTI).

✓  The target mix is aligned to market (executives: 25% base salary, 25% STI and 50% LTIs).

✓  The total target cash is at the 50th percentile range of our peer group.

Retention of Key Talent

As you will see, we have been very strategic in putting together a leadership team of highly skilled executives from CPG, banking/financial, pharma, and manufacturing industry backgrounds. This team was carefully formed to help transform and reset the organization and they have done tremendous work to differentiate Aurora as a leader in the global cannabis industry, proving that they are the right individuals to continue to drive Aurora’s success and create value for shareholders. Retaining these individuals has been a top priority for the HRCC and the Board.

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As we have discussed in prior years, the transformation, evolution and continued volatility of the global cannabis industry has raised compensation issues unlike any in the Company’s history. Long-term incentives granted in earlier years have been impacted beyond what could have been contemplated and addressed through the initial design and as a result, do not serve as meaningful retention tools.

As the Company undertook significant change, including rightsizing its footprint and setting the organization in the right direction, it was and remains critical to ensure this leadership team is retained to continue to deliver on the Company’s promise and potential. With that in mind, an enhanced retention program was approved by the Board in fiscal 2022, under which the second-year cash component was paid to our NEOs during fiscal 2025 and is therefore reflected in their compensation. Importantly, this cash component, like last year’s, was contingent on achieving revenue goals and individual performance criteria, to drive value creation and ensure alignment with Company performance.

As the HRCC, we take great pride in the robustness of Aurora’s compensation process, which we believe meets and exceeds best practice standards and enables us to make responsible and informed decisions to support Aurora’s long-term success and value creation for shareholders. Through fostering an environment of open and frequent communication, transparency and leveraging the support of leading third-party compensation partner, Meridian, we are confident in our effectiveness as a committee in navigating the various complexities within the global cannabis industry to design a compensation program that makes sense and aligns with the market and Aurora’s strategic direction.

Your Support

Aurora’s leadership team has truly raised the bar in the cannabis industry, and we are thankful for their commitment to the Company’s success and to creating an organization we can all be proud of. We are confident that the compensation outcomes disclosed continue to align with Aurora’s strategic direction and support long-term value creation for our shareholders. We encourage you to read the CD&A and vote in favour of our say-on-pay proposal.

As always, we thank you for your continued support.

Theresa Firestone	Ron Funk
Chair of the HRCC	Lead Independent Director and member of the HRCC

About this CD&A

The following is a discussion of Aurora’s executive compensation program. It includes information relating to our philosophy and approach to executive compensation, the methodologies and market research we use in determining compensation, and the actual compensation paid to Aurora’s named executive officers (NEOs) for their fiscal 2025 performance.

Named Executive Officers (NEOs) for the financial year ended March 31, 2025

▪  Miguel Martin, CEO;

▪  Simona King, Chief Financial Officer (“CFO”);

▪  Alex Miller, EVP, Operations and Supply Chain (“EVP Ops”);

▪  Nathalie Clark, EVP, General Counsel and Corporate Secretary (“EVP GC”); and

▪  Lori Schick, EVP, Human Resources (“EVP HR”)

Compensation Philosophy and Goals

The executive compensation programs of Aurora are intended to drive shareholder value creation, emphasize pay-for-performance, and provide a framework to effectively attract and retain talent. The following principles guide this objective:

•	compensation must incorporate an appropriate balance of short- and long-term rewards; and
•	compensation programs must align executives’ long-term financial interests with those of shareholders by providing equity-based incentives where a majority are performance-driven.

Compensation Design

Aurora’s executive compensation program is designed to be market-competitive and attractive to current and potential future high-talent executives, while being fair and reasonable to shareholders. It is based on a pay-for-performance philosophy to achieve the following overall goals:

✓	support the Company’s business strategy and annual operating plans;
✓	encourage the attraction, motivation, and retention of key employees needed to drive the business strategy and operating plans; and
✓	reward these employees for financial and operating performance, and leadership excellence.

Over the past few years, much has changed in the design of these programs as the Company has grown and matured. Compensation programs have moved to be reflective of more mature organizations versus early start-up stage companies. In addition, through robust goal setting at all levels of the organization – corporate, divisional, personal – we actively connect pay to performance achievement in a more robust manner. We continue to move our programs forward and, as we disclosed last year, the Board approved a new executive compensation program which came into effect during fiscal 2024. The new program reflects our continued focus on pay-for-performance, aligning executive compensation to serve in the best interest of shareholders, and ensuring it is driving the right behaviours and avoiding imprudent risk-taking.

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Management of Compensation Risk in Fiscal 2025

Our compensation program incorporates many elements that are intended to ensure our compensation practices do not encourage excessive or inappropriate risk-taking. Below are some of the governance practices, policies and inherent design elements of Aurora’s compensation program that help manage and mitigate risk in executive compensation.

What we do:
✓	Independent Compensation Committee: All members of the HRCC are independent.
✓	Pay-for-Performance: Our pay-for-performance philosophy is embedded in the compensation design, including a significant portion of pay at-risk, linked to Aurora’s performance and shareholder expectations.
✓	Annual Review of Peer Group: We annually review the continuing applicability of the compensation peer group for NEOs and recommend changes to the composition of the peer group, if warranted, to ensure its continuing relevance and comparability to the Company.
✓	Relevant Performance Metrics: Our performance metrics in the short and long-term incentive plans, and the targets for each metric are reviewed annually to ensure they reflect Company strategy, and their achievement also supports long-term increased value for shareholders. NEOs also have personal performance goals established, reviewed, and measured annually.
✓	Threshold Performance Expectations: Both our short and long-term incentive plans incorporate a market-competitive and shareholder-aligned level of minimum performance expectations before executives can recognize value from the incentive plans.
✓	Caps on Incentive Payouts: Our incentive awards are capped at 150% to avoid excessive payouts.
✓	Balance between Short-term and Long-term Incentives: We maintain a reasonable balance between elements that focus on short-term financial performance and those that reward longer-term share price appreciation.
✓	Share Ownership Requirements: We ensure executives have a meaningful equity stake in Aurora to align their interests with those of the Company’s shareholders.
✓	Employment Agreements: The Company has employment agreements with all NEOs to protect proprietary knowledge obtained while at the Company. Under the terms of each NEO’s employment agreement, each NEO is subject to certain non-competition clauses, non-disclosure covenants and minimum notice periods in the event of the executive’s resignation.
✓	Clawback Policy: Our clawback policy allows the Company to recoup an executive’s incentive-based compensation if the underlying incentive achievement was improperly awarded due to a material financial misstatement resulting in a restatement of the financial results.
✓	Independent Advice: We use an external independent executive compensation consultant to assess our executive compensation programs to ensure they are aligned with shareholder and corporate objectives, best practices, and governance principles.
What we do NOT do:
✗	Allow any director, executive or employee to monetize or hedge our shares or equity-based compensation to undermine the risk alignment in our share ownership guidelines.
✗	Guarantee annual base salary increases or bonus payments.
✗	Offer excessive benefits and perquisites.
✗	Offer excessive severance.
✗	Reprice or backdate Long-Term Incentives.

THE HUMAN RESOURCES AND Compensation Committee

Role of the HRCC

Executive compensation is reviewed annually by the HRCC. The HRCC is responsible for establishing and maintaining a competitive compensation program and makes recommendations to the Board accordingly. The HRCC assists the Board in discharging its oversight responsibilities related to the compensation and retention of the Company’s executive officers. The HRCC’s responsibilities include, but are not limited to:

✓	approving employment agreements for the Company’s executive officers;
✓	reviewing executive succession planning;
✓	setting policies for executive officer remuneration;
✓	reviewing, approving, and recommending to the Board the salary, bonus, and other benefits, direct or indirect, and any change-of-control provisions of the CEO and other NEOs;
✓	considering the recommendations of the CEO and setting the terms and conditions of employment for other executive officers, including approving the salary, bonus, and other benefits, direct or indirect, and any change-of-control provisions; and
✓	overseeing administration of the Company’s compensation plans.

Compensation Consultant

To perform these impartial, yet critical, assessments, the HRCC retains the services of independent third-party experts, including compensation experts, which report directly to the HRCC. The Company engaged Meridian Compensation Partners (Meridian) in March 2022, and they advise the HRCC on trends in executive compensation within the competitive market in which we operate, as well as the appropriateness of peer group comparators, incentive plan design, total compensation benchmarking, director compensation, and any other compensation matters that may be required to ensure fulfillment of the HRCC’s mandate. Fees paid to Meridian in fiscal 2025 for these services were $127,168 (2024 - $150,421).

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For fiscal 2025, Meridian compared the compensation of the Company’s NEOs against the peer group and provided its findings in a Competitive Analysis of Executive Compensation Report. The report assessed the competitiveness of each NEO’s total direct compensation within the market-competitive range (median or 50th percentile relative to comparable positions in peer organizations). This assists the HRCC in its recommendations to the Board. Final decisions regarding NEO compensation levels are the responsibility, and at the sole discretion, of the Board upon the recommendation of the HRCC. These decisions may reflect factors and considerations in addition to the information and recommendations provided by Meridian.

Benchmarking Practices

Industry-Competitive Compensation Model

The HRCC has adopted a pay philosophy aligning the targeted total direct compensation of the NEOs at approximately the 50th percentile of the Company’s peer group. This method ultimately ensures the NEOs of the Company are paid a fair and industry-competitive salary that aligns with earnings of other executive officers holding comparable positions within similar publicly traded entities.

The HRCC must ensure the Company’s peer selections are fair, reasonable and unbiased. The Company’s hybrid nature (i.e., serving both medical cannabis patients and adult recreational consumers), as well as the newly established global industry in which it operates, poses some difficulty in finding high-growth companies of a similar size in any sectors that would offer a direct peer-to-peer comparison. In the past, rapid changes in the Company’s growth trajectory and limited competition specifically within the established industry meant the peer group selections had to be based, in part, on future growth expectations.

As the cannabis industry evolves, the HRCC’s peer group selection must also evolve but ultimately remain grounded upon the Company’s need to establish consistency year after year. In 2025, the HRCC evaluated companies that are:

•	publicly traded, of similar size and complexity (e.g., market capitalization, enterprise value, assets, and revenue); and/or
•	operate within the same or similar industry, including:
▪	other cannabis companies of a comparable size;
▪	specialized pharmaceutical companies in Canada; and
▪	fast-moving consumer goods companies in the food and beverage industry.

During late fiscal 2024, in preparation for fiscal year 2025, the HRCC reviewed the benchmark peer group with Meridian and made the decision to remove four size-outlier peers and add five new companies as outlined below. The companies added were recommended as they are related in terms of industry and business operations and are more size-appropriate relative to the Company.

Removed	Added

✗ Curaleaf Holdings Inc.	✓ Jushi Holdings Inc.
✗ High Liner Foods Incorporated	✓ MariMed Inc.
✗ Sunopta Inc.	✓ Organigram Holdings Inc.
✗ Trulieve Cannabis Corp.	✓ SNDL Inc.
✓ Village Farms International Inc.

Fiscal Year 2025 Benchmark Peer Group
Company Name	Revenue(1)	Market Cap(1)
Andrew Peller Limited	394	183
Canopy Growth Corporation	280	574
Corcept Therapeutics Incorporated	849	6,799
Cresco Labs Inc.	981	723
Cronos Group Inc.	150	1,132
Green Thumb Industries Inc.	1,514	3,265
[NEW] Jushi Holdings Inc.	350	128
[NEW] MariMed Inc.	213	85
MGP Ingredients, Inc.	997	2,037
[NEW] Organigram Holdings Inc.	149	256
Pacira Biosciences, Inc.	939	1,011
Rogers Sugar Inc.	1,232	728
[NEW] SNDL Inc.	911	744
Supernus Pharmaceuticals, Inc.	881	2,567
TerrAscend Corp.	431	433
Tilray Brands Inc.	1,096	1,962
Verrano Holdings Corp.	1,213	1,389
[NEW] Village Farms International Inc.	443	137
Median (P50)	865	736
Aurora Cannabis Inc.	297	402

Note:

1)	Data sourced from S&P Capital IQ as of December 2024, and as presented to the HRCC.

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Review of Peer Group for Fiscal 2026

During late fiscal 2025, in preparation for fiscal year 2026, the HRCC reviewed the benchmark peer group with Meridian and made the decision to maintain the benchmark peer group currently in place. The HRCC will continue to assess the appropriateness of the benchmark peer group as the Company and sector continue to grow and mature.

Fiscal Year 2026 Benchmark Peer Group
Company Name	Revenue(1)	Market Cap(1)
Andrew Peller Limited	544	183
Canopy Growth Corporation	1,232	574
Corcept Therapeutics Incorporated	1,059	6,799
Cresco Labs Inc.	1,868	723
Cronos Group Inc.	1,600	1,132
Green Thumb Industries Inc.	3,397	3,265
Jushi Holdings Inc.	598	128
MariMed Inc.	287	85
MGP Ingredients, Inc.	1,946	2,037
Organigram Holdings Inc.	355	256
Pacira Biosciences, Inc.	2,056	1,011
Rogers Sugar Inc.	1,079	728
SNDL Inc.	1,443	744
Supernus Pharmaceuticals, Inc.	1,814	2,567
TerrAscend Corp.	887	433
Tilray Brands Inc.	5,751	1,962
Verrano Holdings Corp.	3,127	1,389
Village Farms International Inc.	564	137
Median (P50)	1,338	736
Aurora Cannabis Inc.	297	402

Note:

1)	Data sourced from S&P Capital IQ as of December, 2024, and as presented to the HRCC.

elements of compensation

The total NEO compensation package is comprised of three main elements:

➢	annual base salary;
➢	annual short-term incentives (STIs); and
➢	long-term incentives (LTIs).

2025 Executive Compensation Plan

The HRCC reviews target total direct compensation levels within each element of the compensation program to ensure market-competitiveness and continued alignment with shareholder interests. Each of the three elements of the Company’s executive compensation program were designed with these goals in mind:

✓	attract and retain top talent;
✓	ensure market competitiveness; and
✓	provide an appropriate mix of short-term and long-term incentives for the purpose of achieving the Company’s strategic and business objectives.

Element	Objective	Rationale	Details
Annual Base Salary	Provides executives with a market competitive, fixed rate of pay.	Provides a vehicle to attract and retain employees who can deliver on the Company’s overall goals, while maintaining an emphasis on rewarding personal performance.	Reflects an individuals’ level of responsibility and authority.
Annual Short-term Incentive (STIs)	Annual cash award that encourages executives to meet specified performance targets related to specific corporate, divisional, and individual objectives.	Provide a vehicle to reward actual performance against objectives that support the Company’s overall goals.	Target annual bonus calculated as percentage of base salary. Payouts range from 0% to 150%, based on the achievement of corporate, divisional, and individual performance. CEO and CFO payouts are calculated solely on corporate performance

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Element	Objective	Rationale	Details
Long-term Incentive (LTIs)	Aligns employee interests with share price growth and rewards according to the Company’s long-term performance.	Provide a vehicle to attract and retain key employees while aligning their incentives with those of the Company's shareholders by rewarding the achievement of the Company’s overall goal of creating value for its shareholders.

50% PSUs: performance vesting based on relative total shareholder return (“TSR”) on the third anniversary of the grant date

40% stock options: annual vesting over three years, five-year term

10% RSUs: annual vesting over three years, settled in shares

Pay Mix

For fiscal 2025, a significant portion of each NEO’s pay was “at-risk” and performance based. CEO at-risk compensation represents 80% of the compensation mix, while other NEO at-risk compensation represents 75% of the compensation mix.

Base Salary

Annual base salary is the primary element of compensation offered to all Company employees. NEO base salary is offered at a level designed to attract and retain individuals who possess the appropriate skills and experience and to remunerate them for achieving their roles and responsibilities.

The HRCC reviews the NEO base salaries annually as part of the total compensation package and any changes are reflected in the employment agreements. In making base salary recommendations to the Board, the HRCC considers the compensation philosophy, business strategy, external market, and internal equity. In addition, the HRCC considers each of the NEO’s skills and experience, their sustained performance, and the industry and geographic markets in which the Company operates (per the peer group assessment).

For fiscal 2025, the HRCC decided that base salaries for NEOs would not be adjusted. This was the fourth consecutive year where NEO salaries had not been adjusted, with the exception of Alex Miller who previously received a modest market adjustment. This decision was made in the prior years in order to support the Company’s restructuring and cost-savings initiatives.

In May 2025, the HRCC reviewed year-end compensation matters and recommended a merit increase of up to 3.5% for the NEOs for fiscal 2026, to be effective as of July 1, 2025. With the Company now in a steadier state, the HRCC believes that these increases are reasonable and aligned with the Company’s performance and delivery against its strategic objectives.

Short-Term Incentives (STIs)

The annual short-term incentive plan (the “STI Plan”) focuses our executives on achieving financial, operational, and strategic objectives. This STI Plan is a cash bonus designed to reward executives for achieving pre-determined annual corporate, divisional, and individual performance objectives that are tied directly to Aurora’s strategy. Corporate performance is measured against financial and non-financial measures and is approved by the HRCC and subsequently the Board at the beginning of the fiscal year. The CEO and CFO are measured solely against corporate performance. Executive Vice-Presidents’ STI components include corporate, divisional and an individual performance component specific to their role and responsibilities.

Each participant in the STI Plan has a target bonus, set as a percentage of base salary, which is financially reflective of their position and level of responsibility, and aligned with the external market of comparable roles within the peer group. The actual STI paid is based on the achievement of the corporate, divisional, and individual goals, depending on the role. The table below summarizes each NEO’s STI Plan opportunity for fiscal 2025.

	CEO	CFO	EVP, Ops	EVP, GC	EVP, HR
Target STI (% of Base Salary)	110%	80%	75%	75%	75%
STI Award Range (% of Base Salary)(1)	0%-165%	0%-120%	0%-103%	0%-103%	0%-103%
Corporate Objective Weight	100%	100%	50%	50%	50%
Divisional Objective Weight	0%	0%	25%	25%	25%
Individual Objective Weight	0%	0%	25%	25%	25%

Note:

(1)	The maximum represents the % of base salary each NEO would be awarded if all metrics were to hit at their individual maximum.

To measure progress against the corporate objectives, specific performance measures are defined, and annual targets are set. For fiscal 2025, the three levels of performance were established as follows:

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Threshold	Target	Stretch
The minimum level of performance necessary to receive a payout - If threshold performance is not achieved, the NEO may not receive a payout.	The expected level of performance (100% of Target).	The performance beyond Target or the largest payout opportunity available

Short-term incentives are paid to individuals upon the completion of the financial year where targets for the threshold have been met or surpassed. Short-term incentive payouts are calculated based on the achievement (or percentage achievement) of performance. The payout multiplier will range from a minimum of 60% (Threshold) to expected of 100% (Target) up to a maximum of 150% (Stretch). The achievement is pro-rated between threshold and target, and target and stretch, however, there is no pro-ration below threshold.

The payout formula is based on an additive plan, that is, each performance measure of the STI Plan contributes to the participant’s award separately and are then added together. In any financial year, if the corporate measures are below the threshold level, the eligible target bonus amount available will be at the sole discretion of the Board. Each of the NEOs fiscal 2025 STI Plan rewards were calculated based on the following formula:

DETERMINATION OF 2025 STI AWARDS

In May 2025, the HRCC reviewed Aurora’s fiscal 2025 performance against the corporate objectives of the STI Plan. In June, the overall achievement of 140% was approved by the Board for our NEOs, as outlined below. For each objective, we establish targets with minimum thresholds required to achieve an award, and maximum levels for over-performance.

Goal	Weighting	Threshold	Target	Stretch	Achievement
Improved Reported Adjusted EBITDA	30%	$15 million	$30 million	$45 million	$49.7 million
Increase in Global Cannabis Revenue	25%	$258 million	$273 million	$289 million	$289 million
Free Cash Flow Positive in Q3	30%	$0.5 million	$4 million	$9 million	$27 million
Employee Engagement	15%	48%	53%	60%	53%
	Payout:	60%	100%	150%	140%

The HRCC reviewed NEO performance in May 2025 for approval of the fiscal 2025 bonus payouts. For the CEO and CFO, who are calculated based on corporate performance only, the corporate achievement of 140% was used to calculate their STI payment. The remainder of the NEOs each achieved the set divisional and individual goals required, resulting in the achievement of between 100% and 120% for divisional and individual performance as applicable to each NEO. The corporate achievement of 140% was then applied to this component of the STI. These STI payments were approved by the Board in June. Please refer to the Statement of Executive Compensation for the actual results for each NEO, which is listed under the column entitled “Non-equity incentive plan compensation – Annual Incentive Plans.”

The HRCC and the Board can use discretion in assessing both individual executive officer performance and overall performance to ensure that payouts are not overly influenced by an unusual result in any one given area. For fiscal 2025, no Board discretion was applied in determining the NEO bonus payouts.

The HRCC will continue to assess the appropriateness of the corporate objectives annually. For more information on short-term incentives paid and the cash bonus awards approved by the Board, please see the “Summary of Compensation” table including with the following section entitled “Statement of Executive Compensation”.

Long-Term Incentives (LTIs)

LTIs are awarded to NEOs as part of the total compensation package. Target grants are calculated as a percentage of base salary, reflective of both an NEO’s position and level of responsibility. Targets are reviewed annually as part of the executive compensation benchmarking exercise comparing Aurora’s target total direct compensation with our Benchmark Peer Group. The dollar amount is converted into the below LTI vehicles based on vehicle weighting and a 5–day VWAP volume weighted average price (VWAP) or, in the case of stock options, the Black Scholes Value. This portion of the executive compensation package is intended to offer NEOs incentive over the longer term by providing a reward that is linked directly to the market value performance of the Common Shares. This ensures the NEOs’ vested interest in the Company’s continued success which, in turn, best serves the interests of our shareholders.

Target LTI grants are recommended by the HRCC and approved by the Board based on the annual compensation review. Each NEO’s LTI grant is aimed to attract and retain experienced executive talent and align with the competitive external market. In fiscal 2025, the NEOs LTI was granted following the financial year-end in the form of RSUs, PSUs and Options.

Stock Options (40%): Options provide the right for executives to purchase shares at a specified price (“exercise price”) in the future. Options by nature are performance based since the executive will only receive value from them if the future share price is above the exercise price. Options vest annually in thirds over 36 months, starting on the first anniversary from the grant date. The Options have a 5-year term to expiry. Options are granted under the Option Plan, which is summarized beginning at page 51. The number of Options and the associated exercise prices for the NEOs appear in the “Outstanding Compensation Securities” table on page 45.

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Restricted Share Units (10%): RSUs are notional share units that vest in thirds over 36 months, starting on the first anniversary from the grant date. The vested value of the RSU is determined based on the number of units multiplied by the vesting date share price. The realized value of RSUs may be higher or lower than the grant date value, which is disclosed in the Summary Compensation Table on page 44. A summary of the RSU Plan is described beginning at page 53.

Performance Share Units (50%): PSUs provide compensation that is conditional on the achievement of predetermined performance criteria. PSUs vest on the third anniversary of the grant date. The final number of PSUs redeemed may be higher or lower than the number of PSUs initially granted, depending on Aurora’s three-year relative total shareholder return (“relative TSR”) performance over the three-year performance period and the three-year absolute total shareholder return (“absolute TSR”) performance. A summary of the PSU Plan is described beginning at page 55.

The number of PSUs that are earned and awarded is calculated as follows:

Percentile Positioning	PSU Multiplier
< 35th percentile	0
35th percentile	.50x
50th percentile	1.00x
75th percentile	2.00x

The relative TSR compares our share price performance to the performance of companies in our performance peer group. This provides a clear indication of our performance compared to that of our peers over the same period. The absolute TSR constraint caps the maximum payout at 100% of the initial grant amount if our absolute TSR is negative over the three-year period, even if our TSR performance is better than that of our peers.

For fiscal 2025, the HRCC reviewed the performance peer group with Meridian, and made the decision to remove a number of peers and add new ones for fiscal 2025 which are more suitable from a correlation perspective.

Removed	Added

✗ Ayr Wellness Inc,	✓ Village Farms International Inc.
✗ Planet 13 Holdings Inc.	✓ WELL Health Technologies Corp.
✗ Cresco Labs Inc.	✓ AbCellera Biologics Inc.
✗ MedMen Enterprises Inc.	✓ High Tide Inc.
✗ Auxly Cannabis Group Inc.
✗ HEXO Corp. (acquired)

Fiscal Year 2025 Performance Peer Group
Company Name	Revenue(1)	Market Cap(1)
Tilray Brands, Inc.	1,162	1,847
Canopy Growth Corporation	280	567
Cronos Group Inc.	150	1,115
Organigram Holdings Inc.	160	255
Charlotte’s Web Holdings Inc.	71	27
Green Thumb Industries	1,514	3,098
Trulieve Cannabis Corp.	1,584	2,184
Curaleaf Holdings, Inc.	1,833	2,424
SNDL Inc.	911	727
Verano Holdings Corp.	1,213	1,103
Jushi Holdings Inc.	350	109
TerrAscend Corp.	431	370
[NEW] Village Farms International Inc.	443	131
[NEW] WELL Health Technologies Corp.	958	1,343
[NEW] AbCellera Biologics Inc.	45	1,150
[NEW] High Tide Inc.	511	320
Aurora Cannabis Inc.	297	375

Note:

1)	Data sourced from S&P Capital IQ as of January 1, 2025 and as presented to the HRCC.

Review of Performance Peer Group for Fiscal 2026

In early fiscal 2026, the HRCC reviewed the performance peer group with Meridian, and made the decision to maintain the existing performance peer group utilized for fiscal 2025. The HRCC will continue to assess the appropriateness of the performance peer group as the Company and sector continue to grow and mature.

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Fiscal Year 2026 Performance Peer Group
Company Name	Revenue(1)	Market Cap(1)
Tilray Brands, Inc.	1,162	1,847
Canopy Growth Corporation	280	567
Cronos Group Inc.	150	1,115
Organigram Holdings Inc.	160	255
Charlotte’s Web Holdings Inc.	71	27
Green Thumb Industries	1,514	3,098
Trulieve Cannabis Corp.	1,584	2,184
Curaleaf Holdings, Inc.	1,833	2,424
SNDL Inc.	911	727
Verano Holdings Corp.	1,213	1,103
Jushi Holdings Inc.	350	109
TerrAscend Corp.	431	370
Village Farms International Inc.	443	131
WELL Health Technologies Corp.	958	1,343
AbCellera Biologics Inc.	45	1,150
High Tide Inc.	511	320
Aurora Cannabis Inc.	297	375

Note:

1)	Data sourced from S&P Capital IQ as of December 2024, and as presented to the HRCC.

OTHER COMPENSATION AND EMPLOYMENT BENEFITS

Group Benefits and Retirement Savings

Canadian-based NEOs participate in the same retirement and benefit plans as other Aurora employees. Specifically, Aurora’s Group Benefits Plan offers NEOs the same life insurance, accidental death and dismemberment, extended health, and dental care benefits as other employees. Under the optional Registered Retirement Savings Plan, the Company matches employee contributions, up to 3% of base salary. Both the Group Benefits Plan and the Retirement Savings Plan are reviewed periodically by the Executive Vice President, Human Resources to determine whether they continue to meet the Company’s business and human resource objectives. As Mr. Martin and Ms. King are US-based employees, they do not participate in a Company-sponsored retirement or benefits plan.

Employee Share Purchase Plan (ESPP)

The Company has established an ESPP to provide employees with an opportunity to acquire an ownership interest in the Company through the purchase of its Common Shares made by payroll deductions. Under the ESPP, the Company matches employee contributions, up to 3% of the employee’s base salary.

Share Ownership Guidelines and other compensation policies

Share Ownership Guidelines

The Company believes that its directors’ and executives’ interests should be aligned with the interests of the Company’s shareholders and, consequently, adopted Share Ownership Guidelines (SOG) effective April 26, 2019. As part of the total compensation package, our SOG requires the executives to have personal holdings in Common Shares, or share equivalents, equal to a multiple of their annual base salary.

The definition of share ownership includes Common Shares that are directly owned, Options exercised and held as Common Shares, Common Shares acquired and held in the Company savings plan, RSUs, PSUs (calculated at threshold), and DSUs. Vested or unvested unexercised Options are not included in the definition of share ownership. The targets for personal Common Share holdings of executives and directors in fiscal 2025 were established as follows:

Position	Multiple of Base Salary
*CEO	5X
*All other NEOs	2X
*All other executive officers	1X
**Directors	3X
*	Multiple of base salary.
**	Multiple of total cash annual retainer, exclusive of sub-committee retainers.

Common Share ownership, as part of the executive officers’ compensation model, is intended to advance the interests of the Company by encouraging NEOs to have a vested interest in the Company, and by providing them with additional incentive for their efforts on behalf of the Company in the conduct of its affairs.

The ownership value is calculated based on the number of Common Shares owned multiplied by: (i) the purchase price at the time of the initial acquisition of the Common Shares; OR (ii) the market value of the Common Shares at the time the ownership value is measured. Below, we have disclosed the value at both the grant or acquisition date and as of the financial year ended March 31, 2025 to demonstrate the alignment of our NEOs with long-term shareholder interests.

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NEO	Years Remaining until Requirement Must be Met(1)	Equity Ownership (Multiple of Salary)	Number of Shares Held Directly or Indirectly(2)	Grant Date or Acquisition Date Value	Market Value of Total Holdings($)(3)	SOG Compliant or in Progress(4)
Miguel Martin	0.5	$3,992,032(5) (5X)	320,104	$4,984,773.23	$2,016,652.68	Compliant
Simona King	4.5	$1,057,844(5) (2X)	15,723	$119,337.57	$99,054.90	In progress
Alex Miller	1.5	$680,000 (2X)	65,229	$1,015,106.90	$410,942.07	Compliant
Nathalie Clark	2.5	$640,000 (2X)	63,105	$525,439.88	$397,561.50	In progress
Lori Schick	1.5	$630,000 (2X)	48,522	$579,225.42	$305,688.60	In progress

Notes:

1)	Years remaining is calculated from the latter of (i) appointment date; or (ii) date of implementation of the SOG on April 26, 2019.
2)	Includes RSUs and PSUs (at threshold).
3)	Calculated based on the $6.30 closing price of the Company’s Common Shares on March 31, 2025, being the last trading day before the March 31, 2025 fiscal year end.
4)	The NEOs have five years to reach SOG compliance and they are not considered “non-compliant” until then. Per the SOG, compliance is indicated based on the grant or acquisition date value, given it is greater than the market value.
5)	These salaries are paid in US dollars and are based on an average exchange rate of CAD$1.00 = USD$1.3919.

Timing to Achieve Target: Pursuant to the SOG, each executive officer or director will have up to five years, measured from the later of: (a) the implementation of the SOG on April 26, 2019; and (b) the end of the calendar year of hire or promotion, to reach the SOG requirement. The HRCC reserves the right to determine time for compliance in extenuating circumstances.

Compliance: If a director has not achieved the required level of share ownership within a year of the deadline, it is the responsibility of the Executive Chairman of the Board to discuss and resolve. If an executive has not achieved the required level of ownership within a year of the deadline, it is the responsibility of the CEO to discuss and resolve and cash payouts from incentive plans may be used to satisfy the shortfall.

Administration: SOG levels are reviewed annually by the HRCC and the CEO. The EVP, HR is responsible for periodically reviewing the SOGs to ensure they are market-competitive and consistent with good governance practices. Any amendments to the SOG are made at the discretion of the Board.

Anti-Hedging Policy

Our insider trading and reporting guidelines, among other things, prohibit directors, officers, employees and contractors (of the Company and its subsidiaries) from purchasing financial instruments that are designed to hedge or offset a decrease in market value of equity securities granted as compensation or held by the NEO, as such positions that delink the intended alignment of employee and shareholder interests. The following activities are specifically prohibited:

•	any form of hedging activity;
•	any form of transaction involving Options (other than exercising Options in accordance with the plans);
•	any other form of derivative trading (including “puts” and “calls”); and
•	“short-selling” (selling securities that the individual does not own).

The Company does not allow repricing of Common Shares or Options granted to employees unless prior shareholder approval to the repricing is obtained.

Clawback Policy

The Company has adopted a clawback policy to assist in the management of compensation-related risk. The policy provides guidance to the Board in the event that any incentive-based compensation paid to an executive officer, including any cash compensation or equity compensation under the Company’s equity compensation plans or cash-settled performance and restricted share unit plan that is granted, earned or vested based wholly or in part upon the attainment of any “financial reporting measure, needs be adjusted and/or repaid because the compensation was based on results which were determined to have contained material errors. Specifically, the clawback policy applies in cases where the Company is required to restate its financial statements after the adoption of the clawback policy due to its material non-compliance with financial reporting requirements. The Board has sole discretion to determine whether it is in our best interests to pursue reimbursement of all or part of the incentive compensation. These actions would be separate from any actions by law enforcement agencies, regulators or other authorities.

Look-Back at Realized and Realizable CEO Pay

As we have discussed elsewhere, the value of equity awards presented as part of the total CEO compensation is the “grant date fair value” which is an estimate of the value. Given the volatility of the stock over prior fiscal years, the current value of equity awards is much lower than the grant date fair value presented under the share-based awards column. Additionally, Options are issued with zero intrinsic value which means that if the Options were exercised immediately upon grant, no value would be received by the recipient.

As you will see below, over the last five years, those years in which the annual total shareholder return (TSR) was high were correlated with realized and realizable pay higher than the grant date value, while years with negative TSR were correlated with realized and realizable pay being lower than the grant date value. This demonstrates the alignment of the executive compensation program with the shareholder experience.

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Fiscal Year Ended	Incumbent	Grant Date Value	Realized/Realizable Value	Indexed TSR
June 30, 2021	Miguel Martin	$4,465,853	$2,944,750	66.9
June 30, 2022	Miguel Martin	$4,861,721	$2,582,872	10.1
March 31, 2023(1)	Miguel Martin	$6,722,990	$3,925,484	5.6
March 31, 2024	Miguel Martin	$8,015,234	$7,046,473	3.5
March 31, 2025	Miguel Martin	$6,368,182	$4,609,569	3.8

Note:

(1)	Represents a nine-month financial period.

FIVE YEAR PERFORMANCE GRAPH

The following graph compares the total cumulative return to a shareholder who invested $100 in Common Shares of the Company on June 30, 2020 with the cumulative total return of the TSX Composite Index, S&P/MX International Cannabis Index and the Horizons Marijuana Life Sciences Index ETF index as at the year end date of the Company for each following year.

	Fiscal Year or Period Ended
	June 30, 2020	June 30, 2021	June 30, 2022	March 31, 2023	March 31, 2024	March 31, 2025
Aurora Cannabis Inc.	$100	$67	$10	$6	$4	$4
S&P/TSX Composite Index – Total Return	$100	$134	$129	$141	$160	$185
Horizons Marijuana Life Sciences Index ETF	$100	$156	$52	$39	$41	$26
Aurora Cannabis - Revenue (millions)	$268.70	$245.25	$221.34	$173.69(1)	$269.64	$343.29

Note:

(1)	Represents a nine-month financial period.

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As illustrated in the performance graph above, there has been tremendous volatility during the last five fiscal years, which was outside of the control of the Company. Fluctuating investor sentiment relating to the future prospects of the cannabis industry continues to fuel considerable speculation for Aurora’s Common Shares and the shares of other cannabis companies. Further, Aurora has faced challenging market conditions due to evolving cannabis regulations, macroeconomic conditions, tax structures unfavorable to cannabis companies, slow-moving reform, and retail pricing of the Company’s products, resulting in an explicit need for Aurora to retool and refine.

To address these challenges, Aurora undertook significant restructuring which resulted in cost savings of over $400 million and undertook other transformative changes to structure and operations which will continue to help offset market challenges as we move forward.

As described in this Information Circular, the compensation policy for the Company’s directors and NEOs is primarily tied to financial performance of the business and not specifically to Common Share performance. The performance criteria are based on the Company’s relative shareholder return as compared to a peer index, making direct comparison between NEO compensation and Common Share price performance more difficult. Please refer to the “Statement of Executive Compensation” below.

STATEMENT OF EXECUTIVE COMPENSATION

The disclosure in this section is intended to communicate the compensation provided to each of the NEOs for the fiscal year ended March 31, 2025 and should be read together with the preceding CD&A for context in terms of our philosophy, objectives, and processes regarding executive compensation.

Summary Compensation Table

The table below is a summary of the compensation received by the NEOs for the twelve-month financial years ended March 31, 2025 and March 31, 2024 and the nine-month financial period ended March 31, 2023.

Note to reader: The compensation indicated in each box below is the “grant date fair value” of compensation. The grant date fair value is either: the actual value of cash granted as salary or as the annual incentive plan bonus; or an estimate of the value of equity awards. Given the volatility of the stock over the last three fiscal years, the current value of equity awards is generally much lower than the grant date fair value presented under the share-based awards column and the Option-based awards column. Additionally, Options are issued with zero intrinsic value which means that if the Options were exercised immediately upon grant, then no value would be received by the recipient. Please refer to note 2 to the Summary Compensation Table for details regarding the assumptions in the valuation estimate for the Option-based awards.

Name and principal position	Year	Salary ($)	Share-based awards(1) ($)	Option-based awards(2) ($)	Non-equity incentive plan compensation – Annual Incentive Plans(3) ($)	All Other Compensation ($)	Total Compensation ($)
Miguel Martin(5) Executive Chairman and CEO	2025	779,872	2,024,749	1,157,683	1,229,546	1,176,332	6,368,182
	2024	773,626	1,465,931	1,004,439	587,181	4,184,057	8,015,234
	2023(4)	590,508	3,826,509	1,074,721	815,077	416,175	6,722,990
Simona King(6) CFO	2025	565,511	846,327	482,408	592,393	45,217	2,531,856
	2024	35,481	33,807	Nil	19,861	Nil	89,149
	2023(4)	N/A	N/A	N/A	N/A	N/A	N/A
Alex Miller(7) EVP, Operations and Supply Chain	2025	340,000	482,218	274,868	318,750	200,878	1,616,713
	2024	340,000	388,405	266,131	221,850	164,531	1,380,917
	2023(4)	256,923	890,991	288,333	153,707	Nil	1,589,954
Nathalie Clark(8) EVP, General Counsel and Corporate Secretary	2025	320,000	453,852	258,698	300,000	196,709	1,529,259
	2024	320,000	572,559	250,476	208,800	Nil	1,351,834
	2023(4)	246,154	337,283	283,898	90,082	Nil	957,418
Lori Schick(9) EVP, Human Resources	2025	315,000	446,757	254,653	301,219	193,635	1,511,264
	2024	294,858	359,846	246,562	205,537	170,631	1,277,435
	2023(4)	242,308	863,575	279,462	147,656	Nil	1,533,001

Notes:

1)	Represents RSUs and PSUs granted during the respective year. RSU values are determined based on the market value of each award on the respective grant date. PSU values are determined based on the Monte-Carlo model valued on the respective grant date.
2)	These amounts represent the fair value of the Options at the date of grant. Option-based awards are valued using the Black-Scholes stock option valuation methodology for the years ended March 31, 2025, March 31, 2024 and March 31, 2023, consistent with the values used in the Company’s financial statements. The 2025 grants were valued using the following weighted average assumptions: exercise price of $7.60; risk free rate of return of 3.70%; volatility estimate of 81.25%; expected life (years) of 2.97; dividend rate of nil; per option value of $4.12. The 2024 grants were valued using the following weighted average assumptions: exercise price of $7.60; risk free rate of return of 4.34%; volatility estimate of 85.06%; expected life (years) of 2.67; dividend rate of nil; per option value of $4.11. The 2023 grants were valued using the following weighted average assumptions: exercise price of $18.7; risk free rate of return of 3.70%; volatility estimate of 86.86%; expected life (years) of 2.54; dividend rate of nil; per option value of $9.90.
3)	STIs for the year ended March 31, 2025 will be paid on July 18, 2025.
4)	Figures for fiscal 2023 represent the nine-months ended March 31, 2024 due to the change in year-end from June 30.
5)	Mr. Martin was appointed CEO on September 8, 2020 and was subsequently appointed Executive Chairman on September 19, 2024. Mr. Martin’s salary is paid in US dollars and the salary figure represented for fiscal 2025 in this table is based on an average exchange rate of CAD$1.00 = USD$1.3919 All other compensation represents a performance-based cash retention payment in the amount of $998,168 and $178,164 in benefits allowance under his employment agreement which was not paid in the prior years. 226,007 RSU and PSUs with an aggregate fair value of $2,024,749 and 279,281 stock options with a fair value of $1,157,683 were granted to Mr. Martin in 2025 as part of the 2024 long-term incentive plan. Mr. Martin is director of the Company but does not receive any compensation for services as a director.

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6)	Ms. King was appointed as CFO effective February 21, 2024. Ms. King’s salary is paid in US dollars and the salary figure represented for fiscal 2025 in this table is based on an average exchange rate of CAD$1.00 = USD$1.3919. All other compensation includes a performance-based cash retention spot bonus in the amount of $8,471 and $36,746 in benefits allowance under her employment agreement. 94,342 RSU and PSUs with an aggregate fair value of $846,327 and 117,580 stock options with a fair value of $482,408 were granted to her in 2025 as part of the long-term incentive plan.
7)	Mr. Miller was appointed Executive Vice President, Operations and Supply Chain on May 17, 2021. Other compensation represents a performance-based cash retention payment. 53,754 RSUs and PSUs with an aggregate fair value of $482,218 and 66,995 stock options with a fair value of $274,868 were granted to him in 2025 as part of the long-term incentive plan.
8)	Ms. Clark was appointed EVP, General Counsel and Corporate Secretary on March 21, 2022. Other compensation represents a performance-based cash retention payment. 50,592 RSUs and PSUs with an aggregate fair value of $453,852 and 63,054 stock options with a fair value of $258,698 were granted to her in 2025 as part of the long-term incentive plan.
9)	Ms. Schick was appointed Executive Vice President, Human Resources on May 3, 2021. Other compensation represents a performance-based cash retention payment. 49,801 RSUs and PSUs with an aggregate fair value of $446,757 and 62,068 stock options with a fair value of $254,653 were granted to her in 2025 as part of the long-term incentive plan.

Realized Gains from Option-Based Awards

The following table sets out gains realized by our NEOs from option-based awards. Realized gains from the exercise of Options represents the difference between the fair value on the exercise date and the cost to exercise the Options, before deducting withholding taxes for the fiscal year ended March 31, 2025.

NEO	Realized gains ($)
Nathalie Clark	43,780

Outstanding Compensation Securities

The following table sets out all compensation plan option-based awards and share-based awards outstanding at the financial year ended March 31, 2025, for each NEO.

NEO	Option-Based Awards				Share-Based Awards
	Number of securities underlying unexercised options (#)	Option exercise price ($)	Option expiration date m – d – y	Value of unexercised in-the-money options(1) ($)	Number of Shares or units of Shares that have not vested (#)	Market or payout value of share-based awards that have not vested(2) ($)	Market or payout value of vested share-based awards not paid out or distributed ($)
Miguel Martin	2,164	100.90	09-10-2025	-	43,727	275,478	-
	23,454	82.20	09-30-2026	-	45,449	286,329	-
	107,690	18.70	09-23-2027	-	14,576	91,826	-
	244,427	7.60	06-23-2028	-	22,513	141,831	-
	262,373	7.59	06-24-2029	-	168,847	1,063,737	-
	16,908	7.91	09-19-2029	-	35,086	221,042	-
	N/A	N/A	N/A	-	175,434	1,105,234	-
	N/A	N/A	N/A	-	12,906	81,308	-
	N/A	N/A	N/A	-	2,581	16,260	-
Simona King	117,580	7.59	06-24-2029	-	4,359	27,462	-
	N/A	N/A	N/A	-	15,723	99,055	-
	N/A	N/A	N/A	-	78,619	495,300	-
Alex Miller	28,892	18.70	09-23-2027	-	11,731	73,907	-
	64,762	7.60	06-23-2028	-	9,776	61,589	123,178
	7,187	82.20	09-30-2026	-	3,910	24,636	49,272
	66,995	7.59	06-24-2029	-	5,965	37,579	18,790
	N/A	N/A	N/A	-	44,737	281,842	-
	N/A	N/A	N/A	-	44,795	282,209	-
	N/A	N/A	N/A	-	8,959	56,442	-
Nathalie Clark	28,447	18.70	09-23-2027	-	11,551	72,770	-
	40,635	7.60	06-23-2028	-	3,850	24,257	-
	63,054	7.59	06-24-2029	-	5,614	35,369	17,684
	N/A	N/A	N/A	-	42,105	265,263	-
	N/A	N/A	N/A	-	20,000	126,000	-
	N/A	N/A	N/A	-	8,432	53,122	-
	N/A	N/A	N/A	-	42,160	265,608	-
Lori Schick	60,000	7.60	06-23-2028	-	11,370	71,633	-
	6,966	82.20	09-30-2026	-	9,475	59,694	-
	28,003	18.70	09-23-2027	-	3,790	23,878	-
	62,068	7.59	06-24-2029	-	5,526	34,816	17,408
	N/A	N/A	N/A	-	41,447	261,119	-
	N/A	N/A	N/A	-	8,300	52,290	-
	N/A	N/A	N/A	-	41,501	261,456	-

Notes:

1)	The value of unexercised in-the-money Options was based on the closing share price of $6.30 on March 31, 2025.
2)	The market value of share-based awards that have not vested was based on the closing share price of $6.30 on March 31, 2025.

Option-Based Awards/Share-Based Awards – Value Vested or Earned During the Year

The following table sets out all compensation plan option-based and share-based awards (value vested or earned) during the financial year ended March 31, 2025, for each NEO:

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NEO	Option-based awards – Value vested during the year(1) ($)	Share-based awards – Value vested during the year(2) ($)	Non-equity incentive plan compensation – Value earned during the year ($)
Miguel Martin	-	573,574	1,229,546
Simona King	-	18,181	592,393
Alex Miller	-	131,929	318,750
Nathalie Clark	-	141,352	300,000
Lori Schick	-	126,972	301,219

Notes:

1)	Represents the value of vested Options that would have been realized if they had been exercised on the vesting date, calculated as the difference between the market price of the underlying securities on the vesting date and the exercise price of the options.
2)	In fiscal 2024, the Board approved a Performance and Restricted Share Unit Cash Settled Plan (“PRSU Cash Plan”), to be used to address any shortfall for required grants under the RSU Plan and PSU Plan. Some of the share-based awards displayed here are granted under the PRSU Cash Plan. As such, some of these awards are not included in SOG calculations.

Compensation Oversight

The HRCC considers the compensation including grants of equity-based compensation to directors and officers of the Company and makes recommendations to the Board for consideration.

Employment Agreements, Termination and Change in Control Benefits

Miguel Martin – Executive Chairman and CEO

The Company entered into an employment agreement with Mr. Martin effective September 8, 2020, as amended, under which Mr. Martin is paid a base salary of US$573,609 and is eligible for an annual cash bonus under the Company’s short term incentive plan of up to 110% of his annual base salary subject to the achievement of corporate performance targets, five weeks’ annual vacation, and participation in the Company’s long-term incentive programs. As the Company does not have established benefit plans and programs which are applicable to employees working in the United States, the Company reimburses Mr. Martin for the reasonable cost of health, vision, and dental insurance consistent with Aurora’s practices. In the event of a termination without cause or a resignation for good reason as a result of a change-of-control, Mr. Martin will be entitled to a payment of 24 months of his base salary, a pro-rated bonus payment for time worked to the date of termination, a payment equal to 24 months bonus’ entitlement target, and any and all unvested equity awards granted to him shall vest on a pro rata basis up to the termination date, and any unvested equity grants that have not vested on a pro rata basis as of the termination date shall be forfeited. In the event of termination for cause or a resignation without good reason, all unvested equity awards shall be forfeited.

Simona King - CFO

The Company entered into an employment agreement with Simona King effective February 21, 2024, which provides for her annual base salary of US$380,000, five weeks’ annual vacation, an annual cash bonus under the Company’s short term incentive plan of up to 80% of her annual base salary subject to the achievement of corporate performance targets, and participation in the Company’s long-term incentive programs. As the Company does not have established benefit plans and programs which are applicable to employees working in the United States, the Company reimburses Ms. King for the reasonable cost of health, vision, and dental insurance consistent with Aurora’s practices. In the event of a termination without cause or a resignation for good reason as a result of a change-of-control, Ms. King will be entitled to a payment of 12 months of her base salary, a pro-rated bonus payment for time worked to the date of termination, a payment equal to 12 months bonus’ entitlement target, and any and all unvested equity awards granted to her shall vest immediately on a pro rata basis up to the effective date of termination.

Alex Miller – Executive Vice-President, Operations and Supply Chain

The Company entered into an employment agreement with Alex Miller effective May 17, 2021 which, as amended, provides for his annual base salary of $340,000, five weeks’ annual vacation, annual cash bonus under the Company’s short term incentive plan of up to 75% of his annual base salary subject to the achievement of corporate, divisional and individual performance targets, and participation in the Company’s long-term incentive programs and other standard benefit plans. In the event of a termination without cause or a resignation for good reason as a result of a change-of-control, Mr. Miller will be entitled to a payment of 12 months of his base salary, a pro-rated bonus payment for time worked to the date of termination, a payment equal to the greater of 12 months bonus’ entitlement at target or an average of the actual bonus payments over the two-year period preceding termination, and any and all unvested equity awards granted to him shall vest immediately on a pro rata basis up to the effective date of termination.

Nathalie Clark – Executive Vice-President, General Counsel and Corporate Secretary

The Company entered into an employment agreement with Nathalie Clark effective March 21, 2022 which, as amended, provides for her annual base salary of $320,000, five weeks’ annual vacation, an annual cash bonus under the Company’s short term incentive plan of up to 75% of her annual base salary subject to the achievement of corporate, divisional and individual performance targets, and participation in the Company’s long-term incentive programs and other standard benefit plans. In the event of a termination without cause or a resignation for good reason as a result of a change-of-control, Ms. Clark will be entitled to a payment of 12 months of her base salary, a pro-rated bonus payment for time worked to the date of termination, a pro-rated bonus payment equal to the greater of 12 months' bonus entitlement at target or an average of the actual bonus payments over the two-year period preceding termination, and any all unvested equity awards granted to her shall vest immediately on a pro rata basis up to the effective date of termination.

Lori Schick – Executive Vice-President, Human Resources

The Company entered into an employment agreement with Lori Schick effective May 3, 2021 which, as amended, provided for her annual base salary of $315,000, five weeks’ annual vacation, participation in the bonus plan up to 75% of her base salary, and eligibility to participate in the Company’s standard benefit plans. In the event of a termination without cause or a resignation for good reason as a result of a change-of-control, Ms. Schick will be entitled to a payment of 12 months of her base salary, a pro-rated bonus payment for time worked to the date of termination, a pro-rated bonus payment equal to the greater of 12 months' bonus entitlement at target or an average of the actual bonus payments over the two-year period preceding termination, and any all unvested equity options granted to her shall vest immediately on a pro rata basis up to the effective date of termination.

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Except as outlined above, there are no other contracts, agreements, plans or arrangements that provide for payments to any of the NEOs at, following or in connection with any resignation, retirement, or a change in a NEO’s responsibilities.

Director Compensation – Non-Executive Directors

Our director compensation program shares similar objectives with our executive compensation program: to attract and retain qualified directors and to align the interests of directors and shareholders. Our directors receive their annual retainer in cash and DSUs. In addition, the Company has adopted director SOGs to help reinforce a director’s alignment with longer term shareholder interests.

Fiscal 2025 Director Compensation Model

Flat Fee Retainer: For fiscal 2025, each non-executive director received a flat fee Board retainer, which aids the Company in its philosophy to attract and retain qualified directors and reflects a director’s ongoing oversight and responsibilities throughout the year and their attendance at Board meetings. In addition, the directors each received a flat fee for each Committee they sit on, with the Committee Chairs Receiving a higher retainer to reflect that role. The Lead Independent Director received an additional cash retainer in the amount of $55,000. The HRCC reviews director compensation annually.

Non-Executive Director Limit: Non-executive directors are limited to receive no more than $150,000 in grant date value annually among all equity awards, with no more than $100,000 in the form of Options. For the year ended March 31, 2025, the directors received their full equity retainer in the form of DSUs. The Company’s Option Plan and DSU Plan include an amendment requirement such that any changes to this prescribed limit for non-executive directors must be approved by the Company’s shareholders.

The below table summarizes the cash fee and equity retainers paid to the non-executive directors for the year ended March 31, 2025.

Board Annual Retainer	Compensation
Board Member Cash Retainer	$70,000
Additional Lead Independent Director Cash Retainer	$55,000
Annual Equity Grant (DSUs)	$150,000
Chair of Audit Committee	$40,000
Chair of HRCC	$25,000
Chair of N&CGC	$25,000
Member of Audit Committee	$5,000
Member of HRCC	$5,000
Member of N&CGC	$5,000

Director Compensation for the fiscal year ended March 31, 2025

The following table sets forth the compensation provided to the non-employee directors of the Company during the financial year ended March 31, 2025.

Note to reader: The compensation indicated in each box below is the “grant date fair value” of compensation. The grant date fair value is either: the actual value of cash granted as fees earned; or an estimate of the value of equity awards. Given the volatility of the stock over the last three fiscal years, the current value of equity awards is generally much lower than the grant date fair value presented under the share-based awards column and the Option-based awards column. Additionally, Options are issued with zero intrinsic value which means that if the Options were exercised immediately upon grant, then no value would be received by the recipient. Please refer to note 2 to the below table for details regarding the assumptions in the valuation estimate for the Option-based awards.

Name	Fees earned ($)	Share-based awards(1) ($)	Option-based awards ($)	Total ($)
Michael Singer(2)	75,333	161,228	Nil	236,562
Chitwant Kohli	115,000	149,989	Nil	264,989
Theresa Firestone	100,000	149,989	Nil	249,989
Norma Beauchamp	100,000	149,989	Nil	249,989
Rajesh Uttamchandani	66,964	118,741	Nil	185,705
Ron Funk(3)	139,000	138,724	Nil	277,724

Notes:

1)	Represents DSUs granted during the respective year. Values are determined based on the fair value of each award on the respective grant date. In fiscal 2024, the Board approved a Cash Settled DSU Plan (“DSU Cash Plan”), to be used to address any shortfall for required grants under the DSU Plan. Some of the share-based awards displayed here are granted under the DSU Cash Plan.
2)	For fiscal 2025, Mr. Singer elected to receive 100% of his cash retainer in DSUs. He received no cash payment for Board fees earned in fiscal 2025.
3)	For fiscal 2025, Mr. Funk elected to receive 100% of his cash retainer in DSUs. He received no cash payment for Board fees earned in fiscal 2025. Mr. Funk is not standing for re-election at the Meeting.

Director Share Ownership

As discussed earlier, the Company has adopted SOG to ensure the alignment of its directors’ and executives’ interests with the interests of the Company’s shareholders. Below we have disclosed the value both at the grant or acquisition date and as of the financial year ended March 31, 2025 to demonstrate the alignment of our directors with long-term shareholder interests.

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Name	Years Remaining until Guideline Requirement Must be Met(1)	Equity Ownership Requirement (Multiple of Annual Retainer) ($)(2)	Number of Shares Held Directly or Indirectly(3)	Grant or Acquisition Date Value	Market Value of Total Holdings ($)(4)	SOG Compliant or in Progress(5)
Michael Singer	N/A	$210,000 (3X)	92,265	$1,319,600.43	$581,269.50	Compliant
Chitwant Kohli	2.5	$210,000 (3X)	59,358	$651,832.70	$373,952.88	Compliant
Theresa Firestone	1.5	$210,000 (3X)	57,102	$462,026.90	$359,746.38	Compliant
Norma Beauchamp	N/A	$210,000 (3X)	54,418	$626,843.46	$342,837.18	Compliant
Rajesh Uttamchandani	4.5	$210,000 (3X)	15,964	$118,740.87	$100,573.20	In progress
Ron Funk(6)	N/A	$375,000 (3X)	115,994	$1,827,140.43	$730,764.72	Compliant

Notes:

1)	Years remaining is calculated from the later of a) the date of implementation of the SOG on April 26, 2019; and b) the end of the calendar year in which the director was appointed to the Board.
2)	Director equity ownership requirement has been calculated based on the base annual cash retainer (exclusive of sub-committee retainers) applicable to each director based on their Board membership position as at March 31, 2025.
3)	Includes DSUs. Note that for fiscal 2024 and 2025, DSUs were primarily granted to directors under a cash-settled plan due to volatility in the stock price and impacts on equity plan pools. These are included in this table for the purpose of calculating SOG compliance.
4)	Calculated based on the $6.30 closing price of the Company’s Common Shares on March 31, 2025 being the last trading day before the March 31, 2025 fiscal year end.
5)	Directors have five years to reach SOG compliance and they are not considered “non-compliant” until then. Per the SOG, compliance is indicated based on the grant or acquisition date value, given it is greater than the market value
6)	Mr. Funk is not standing for re-election at the Meeting.

Option-Based Based Awards/Share-Based Awards

The following table sets out all compensation plan option-based awards and share-based awards outstanding as at March 31, 2025 for each director, excluding Miguel Martin who is already included in the NEO disclosures above:

Name	Option-Based Awards			Share-Based Awards
	Number of securities underlying unexercised options	Option exercise price	Option expiration date	Value of unexercised in-the-money options(1)	Number of shares or units of shares that have not vested	Market or payout value of share-based awards that have not vested	Market or payout value of vested share-based awards not paid out or distributed
	(#)	($)	(m - d - y)	($)	(#)	($)	($)
Michael Singer	573	100.90	09-10-2025	-	-	-	1,005
	2,785	100.90	09-10-2025	-	-	-	1,341
	4,254	85.00	05-18-2026	-	-	-	988
	6,806	85.00	05-18-2026	-	-	-	1,502
	13,612	85.00	05-18-2026	-	-	-	1,701
	79	112.40	05-31-2026	-	-	-	2,093
	599	82.20	09-30-2026	-	-	-	3,474
	568	83.70	11-30-2026	-	-	-	5,802
	945	48.60	02-28-2027	-	-	-	4,951
	1,919	23.80	05-31-2027	-	-	-	6,602
	2,708	16.70	09-30-2027	-	-	-	13,735
	N/A	N/A	N/A	-	-	-	9,187
	N/A	N/A	N/A	-	-	-	20,366
	N/A	N/A	N/A	-	-	-	11,855
	N/A	N/A	N/A	-	-	-	31,085
	N/A	N/A	N/A	-	-	-	16,213
	N/A	N/A	N/A	-	-	-	36,346
	N/A	N/A	N/A	-	-	-	41,681
	N/A	N/A	N/A	-	-	-	44,654
	N/A	N/A	N/A	-	-	-	53,330
	N/A	N/A	N/A	-	-	-	18,131
	N/A	N/A	N/A	-	-	-	31,122
	N/A	N/A	N/A	-	-	-	16,701
	N/A	N/A	N/A	-	-	-	28,564
	N/A	N/A	N/A	-	-	-	14,515
	N/A	N/A	N/A	-	-	-	37,145
	N/A	N/A	N/A	-	-	-	20,551
	N/A	N/A	N/A	-	-	-	29,679
	N/A	N/A	N/A	-	-	-	30,473
Chitwant Kohli	945	48.60	02-28-2027	-	-	-	1,701
	1,919	23.80	05-31-2027	-	-	-	3,474
	2,708	16.70	09-30-2027	-	-	-	4,951
	N/A	N/A	N/A	-	-	-	13,735
	N/A	N/A	N/A	-	-	-	20,366
	N/A	N/A	N/A	-	-	-	31,085
	N/A	N/A	N/A	-	-	-	36,346
	N/A	N/A	N/A	-	-	-	44,654
	N/A	N/A	N/A	-	-	-	53,330
	N/A	N/A	N/A	-	-	-	31,122
	N/A	N/A	N/A	-	-	-	28,564
	N/A	N/A	N/A	-	-	-	37,145
	N/A	N/A	N/A	-	-	-	29,679

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Name	Option-Based Awards			Share-Based Awards
	Number of securities underlying unexercised options	Option exercise price	Option expiration date	Value of unexercised in-the-money options(1)	Number of shares or units of shares that have not vested	Market or payout value of share-based awards that have not vested	Market or payout value of vested share-based awards not paid out or distributed
	(#)	($)	(m - d - y)	($)	(#)	($)	($)
Theresa Firestone	436	82.20	09-30-2026	-	-	-	732
	568	83.70	11-30-2026	-	-	-	988
	945	48.60	02-28-2027	-	-	-	1,701
	1,919	23.80	05-31-2027	-	-	-	3,474
	2,708	16.70	09-30-2027	-	-	-	4,951
	N/A	N/A	N/A	-	-	-	13,735
	N/A	N/A	N/A	-	-	-	20,366
	N/A	N/A	N/A	-	-	-	31,085
	N/A	N/A	N/A	-	-	-	36,346
	N/A	N/A	N/A	-	-	-	44,654
	N/A	N/A	N/A	-	-	-	53,330
	N/A	N/A	N/A	-	-	-	31,122
	N/A	N/A	N/A	-	-	-	28,564
	N/A	N/A	N/A	-	-	-	37,145
	N/A	N/A	N/A	-	-	-	29,679
Norma Beauchamp	213	192.70	05-31-2025	-	-	-	315
	458	100.90	09-10-2025	-	-	-	348
	337	152.50	11-30-2025	-	-	-	381
	284	134.60	02-28-2026	-	-	-	429
	382	112.40	05-31-2026	-	-	-	820
	599	82.20	09-30-2026	-	-	-	542
	568	83.70	11-30-2026	-	-	-	614
	945	48.60	02-28-2027	-	-	-	507
	1,919	23.80	05-31-2027	-	-	-	735
	2,708	16.70	09-30-2027	-	-	-	1,005
	N/A	N/A	N/A	-	-	-	988
	N/A	N/A	N/A	-	-	-	1,701
	N/A	N/A	N/A	-	-	-	3,474
	N/A	N/A	N/A	-	-	-	4,951
	N/A	N/A	N/A	-	-	-	13,735
	N/A	N/A	N/A	-	-	-	20,366
	N/A	N/A	N/A	-	-	-	31,085
	N/A	N/A	N/A	-	-	-	36,346
	N/A	N/A	N/A	-	-	-	44,654
	N/A	N/A	N/A	-	-	-	53,330
	N/A	N/A	N/A	-	-	-	31,122
	N/A	N/A	N/A	-	-	-	28,564
	N/A	N/A	N/A	-	-	-	37,145
	N/A	N/A	N/A	-	-	-	29,679
	3,090	224.80	05-25-2025	-	-	-	152
Rajesh Uttamchandani	N/A	N/A	N/A	-	-	-	5,185
	N/A	N/A	N/A	-	-	-	28,564
	N/A	N/A	N/A	-	-	-	37,145
	N/A	N/A	N/A	-	-	-	29,679

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Name	Option-Based Awards			Share-Based Awards
	Number of securities underlying unexercised options	Option exercise price	Option expiration date	Value of unexercised in-the-money options(1)	Number of shares or units of shares that have not vested	Market or payout value of share-based awards that have not vested	Market or payout value of vested share-based awards not paid out or distributed
	(#)	($)	(m - d - y)	($)	(#)	($)	($)
Ron Funk	213	192.70	05-31-2025	-	-	-	315
	458	100.90	09-10-2025	-	-	-	348
	337	152.50	11-30-2025	-	-	-	381
	284	134.60	02-28-2026	-	-	-	429
	382	112.40	05-31-2026	-	-	-	820
	599	82.20	09-30-2026	-	-	-	542
	568	83.70	11-30-2026	-	-	-	614
	945	48.60	02-28-2027	-	-	-	1,268
	1,919	23.80	05-31-2027	-	-	-	1,511
	2,708	16.70	09-30-2027	-	-	-	735
	N/A	N/A	N/A	-	-	-	1,765
	N/A	N/A	N/A	-	-	-	1,005
	N/A	N/A	N/A	-	-	-	2,682
	N/A	N/A	N/A	-	-	-	988
	N/A	N/A	N/A	-	-	-	3,004
	N/A	N/A	N/A	-	-	-	1,701
	N/A	N/A	N/A	-	-	-	4,187
	N/A	N/A	N/A	-	-	-	3,474
	N/A	N/A	N/A	-	-	-	11,605
	N/A	N/A	N/A	-	-	-	4,951
	N/A	N/A	N/A	-	-	-	13,204
	N/A	N/A	N/A	-	-	-	13,735
	N/A	N/A	N/A	-	-	-	18,375
	N/A	N/A	N/A	-	-	-	20,366
	N/A	N/A	N/A	-	-	-	23,709
	N/A	N/A	N/A	-	-	-	31,085
	N/A	N/A	N/A	-	-	-	32,426
	N/A	N/A	N/A	-	-	-	36,346
	N/A	N/A	N/A	-	-	-	83,362
	N/A	N/A	N/A	-	-	-	44,654
	N/A	N/A	N/A	-	-	-	53,330
	N/A	N/A	N/A	-	-	-	36,263
	N/A	N/A	N/A	-	-	-	31,122
	N/A	N/A	N/A	-	-	-	36,987
	N/A	N/A	N/A	-	-	-	28,564
	N/A	N/A	N/A	-	-	-	30,725
	N/A	N/A	N/A	-	-	-	37,145
	N/A	N/A	N/A	-	-	-	32,111
	N/A	N/A	N/A	-	-	-	29,679
	N/A	N/A	N/A	-	-	-	19,499

Note:

1)	Represents the value of the in-the-money Options based on the closing share price of $6.30 on March 31, 2025.
2)	Mr. Funk is not standing for re-election at the Meeting.

Option-Based Awards/Share-Based Awards – Value Vested or Earned during the Year

The following table sets out all compensation plan option-based awards and share-based awards (value vested or earned) during the fiscal year ended March 31, 2025, for each director, excluding Miguel Martin who is already included in the NEO disclosures above:

Director Name	Option-Based Awards – Value vested during the year(1) ($)	Share-Based Awards – Value vested during the year ($)	Non-equity incentive plan compensation – Value earned during the year ($)
Michael Singer	-	279,545	-
Chitwant Kohli	-	144,166	-
Theresa Firestone	-	144,166	-
Norma Beauchamp	-	144,166	-
Rajesh Uttamchandani	-	115,224	-
Ron Funk(2)	-	270,733	-

Note:

1)	Represents the value of vested Options that would have been realized if they had been exercised on the vesting date calculated as the difference between the market price of the underlying securities on the vesting date and the exercise price of the options.
2)	Mr. Funk is not standing for re-election at the Meeting.

OTHER COMPENSATION MATTERS

Benefits, Vacation and Perquisites: Details of the benefits and perquisites provided to the Company’s NEOs are disclosed above in the “All Other Compensation” column of the “Summary Compensation Table”.

Pension Plan Benefits: The Company has no pension plans that provide for payments or benefits at, following, or in connection with the retirement of the NEOs.

Directors’ and Officers’ Liability Insurance: The Company maintains and pays for directors’ and officers’ liability coverage covering directors and officers of the Company and its subsidiaries as a group. The coverage is shared with the Company and inclusive of separate Side A coverage for non-indemnifiable losses, subject to terms, conditions and exclusions of the policies. Under this insurance coverage, each entity has reimbursement coverage to the extent that it has indemnified the Company or any such directors and officers. The total liability is shared amongst the Company, its subsidiaries, and their respective directors and officers as per the applicable insurance policies.

Employee Share Purchase Plan: The Board adopted an employee share purchase plan (the “ESPP”) in 2017, which was established to encourage employees to own Common Shares. The Company is of the view that it is in the best interests of the Company to have the interests of its employees aligned with the shareholders and to provide employees with the opportunity to participate in the growth of the Company. Any individual who is an Employee of the Company is eligible to enrol and become a Participant in the ESPP at any time after that Employee has completed six months of continuous service on a full-time basis or 20 hours per week for three months on a part-time basis with the Company or any of its subsidiary companies.

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Eligible Employees of the Company may elect to participate (become a “Participant”) in the ESPP by contributing at least 1%, but no more than 10% of their gross pay, provided, however, that in no event shall a Participant’s payroll deductions in any calendar year exceed $10,500 as defined in the ESPP. The Company will match up to a maximum of 3% of the employee’s base salary. The funds so provided will be used to purchase Common Shares on the open market at prevailing market prices. These combined contributions are held in trust by the ESPP Administrator, Solium Capital Inc., and used to purchase Common Shares through the facilities of the TSX on a regular basis. No Common Shares are issued from treasury in respect of the ESPP. The ESPP provides that all Common Shares held in the personal account of a Participant shall at all times be vested immediately in order to increase the overall attractiveness of the program to employees with the goal of increasing overall enrolment and participation. All expenses related to the purchase of Common Shares under the ESPP are paid by the Company, while all expenses related to the sale of Common Shares from the ESPP are paid by the Participants. The Company may amend or terminate the ESPP at any time, in accordance with its terms.

EQUITY COMPENSATION PLANS

Option Plan

The Company’s Option Plan was last amended at the 2024 Meeting, where shareholders approved an amendment to the global limit from 10% to 9.5% of the issued and outstanding common Shares of the Company, subject to a global limit of 9.5% for all equity compensation plans in aggregate. At the Meeting, shareholders are being asked to approve amendments to certain vesting provisions in the Option Plan. Please refer to “Business to be Conducted at the Meeting – Amendment to Share Option Plan” for details on those proposed amendments.

The material terms of the Option Plan, with amendments (which remain subject to shareholder approval at the Meeting), are below. A copy of the Option Plan, as amended, can be found on the Company’s website at https://www.auroramj.com/investors/corporate-governance/. Capitalized terms used but not defined in this section of the Information Circular shall have the meanings ascribed thereto in the Option Plan.

Summary of the Option Plan

Eligible Persons – Options may be granted to directors, officers, employees or consultants of the Company or any of its subsidiaries as determined by the Board as being eligible for participation in the Option Plan (an “Eligible Person”).

Restriction on Option Grants to Insiders – The Option Plan is subject to restrictions that:

(a)	the number of Common Shares issued to Insiders as a group pursuant to Options granted under the Option Plan, when combined with Common Shares issued to Insiders under all the Company’s other Share Compensation Arrangements shall not exceed 9.5% of the issued Common Shares within any 12-month period;
(b)	the number of Common Shares issuable to Insiders at any time as a group under the Option Plan, when combined with Common Shares issuable to Insiders under all the Company’s other Share Compensation Arrangements, shall not exceed 9.5% of the Company’s issued Common Shares; and
(c)	no exercise price of an Option granted to an Insider may be reduced nor an extension to the term of an Option granted to an Insider extended without further approval of the disinterested shareholders of the Company.

Plan Administrator – The Board is authorized to interpret the Option Plan from time to time and to adopt, amend and rescind rules and regulations for carrying out the terms of the Option Plan. The interpretation and construction of any provision of the Option Plan by the Board shall be final and conclusive. Administration of the Option Plan shall be the responsibility of the appropriate officers of the Company and all costs in respect thereof shall be paid by the Company.

Maximum Number of Shares Issuable – The number of Common Shares issuable under the Option Plan may not exceed 9.5% of the total number of issued and outstanding Common Shares from time to time. In addition:

(a)	The aggregate number of Common Shares issuable upon the exercise of all Options granted under the Option Plan and under any other Share Compensation Arrangement (pre-existing or otherwise) shall not exceed 9.5% of the issued and outstanding Common Shares as at the date of grant of each Option pursuant to the Option Plan. If any Option granted hereunder shall expire, terminate for any reason in accordance with the terms of the Option Plan or be exercised, Common Shares subject thereto shall again be available for the purpose of the Option Plan.
(b)	The aggregate number of Common Shares, which may be issuable at any time pursuant to the Option Plan or any other Share Compensation Arrangement (pre-existing or otherwise) to Insiders, shall not exceed 9.5% of the Common Shares outstanding at the date of grant of an Option.
(c)	The aggregate number of Common Shares, which may be issued pursuant to the Option Plan or any other Share Compensation Arrangement (pre-existing or otherwise) to Insiders within a one-year period, shall not exceed 9.5% of the Common Shares then outstanding.

Exercise Price – The Board shall determine the exercise price per Common Share at the time the Option is granted, but, in any event, shall not be less than the closing price of the Common Shares on the Exchange ending on the Trading Day immediately preceding the grant date of the Option.

Vesting of Options – Options granted pursuant to the Option Plan shall vest and become exercisable by an Optionee at such time or times as may be determined by the Board and may be made subject to performance conditions as the Board may determine at the time of grant of such Options.

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Term of Options – Subject to the blackout provisions described below, the Option Period shall be determined by the Board at the time of grant of the Options provided, however, that the Option Period must not extend beyond five years from the grant date of the Option.

Termination of Options – Subject to any provisions with respect to vesting of Options in an Optionee’s employment agreement with the Company, if an Optionee ceases to be an Eligible Person, other than as a result of termination for cause, any Option held by such Optionee at the date such person ceases to be an Eligible Person shall be exercisable only to the extent that the Optionee is entitled to exercise the Option on such date and only for 90 days thereafter (or such longer period as may be prescribed by law or as may be determined by the Board in its sole discretion) or prior to the expiration of the Option Period in respect thereof, whichever is sooner. Subject to the provisions with respect to vesting of Options in an Optionee’s employment agreement with the Company, in the case of an Optionee being terminated for cause, the Option shall immediately terminate and shall no longer be exercisable as of the date of such termination, subject to the Board determining otherwise. Notwithstanding the foregoing, when an Optionee ceases to be an Eligible Person, the Board has discretion to accelerate the vesting of his/her Options and/or allow such Options to continue for a period beyond 90 days, except however, that such Options may not be extended beyond the expiry of their original Option Period.

In the case of an Optionee who is being dismissed from employment or service for cause, or whose services are terminated for cause, such Optionee’s Options, whether or not vested at the date of dismissal, will immediately terminate without right to exercise same.

In the case of an Optionee who ceases to be an Eligible Person, other than as a result of termination for cause, all of such Optionee’s Options which have not vested at the date the Optionee ceases to be an Eligible Person will immediately terminate on such date without right to exercise same.

Retirement or Early Retirement – In respect of Retirement or Early Retirement of an Optionee, unless determined otherwise by Board:

(a)	in the event of the Retirement of an Optionee, any Options granted to the Optionee will continue to vest without altered vesting terms; and
(b)	in the event of the Early Retirement of an Optionee, any Options granted to the Optionee will vest pro-rata on an accelerated basis calculated by dividing the number of months that have elapsed between the applicable grant date and the date of Retirement by the total number of months between the grant date and the vesting date.

Assignability or Transferability of Options – Options are not assignable or transferable other than by will or by the applicable laws of descent, except to a Holding Company of the Optionee or by a Holding Company to the Optionee, with the consent of the Company. During the lifetime of an Optionee, all Options may only be exercised by the Optionee or such Holding Company.

Restrictions on Option Grants to Non-Employee Directors – The aggregate value of security-based compensation granted to any one Non-Employee Director in any calendar year under all Share Compensation Arrangements of the Company shall not exceed $150,000, no more than $100,000 of which may be granted in the form of Options.

Black-Out Period – In the event that the expiry of an Option Period falls within, or within two (2) Trading Days after the end of, a trading blackout period imposed by or on the Company (the “Blackout Period”), the expiry date of such Option Period shall be automatically extended to the close of the 10th Trading Day following the end of the Blackout Period.

Amendment, Modification or Termination of Option Plan – Subject to the requisite regulatory approvals, and shareholder approval as prescribed under the Option Plan and any applicable rules of the TSX, the Board may, from time to time, amend or revise the terms of the Option Plan (including Options granted thereunder) or may discontinue the Option Plan at any time provided however that no such amendment may, without the consent of the Optionee, in any manner materially adversely affect the Optionee’s rights under any Option theretofore granted under the Option Plan.

Amendments Requiring Shareholder Approval – The Board may, subject to receipt of requisite shareholder and regulatory approval, make the following amendments to the Option Plan (including Options granted thereunder):

(a)	any amendment to the Option Plan including, without limitation, any amendment to the percentage of securities reserved and issuable under the Option Plan;
(b)	any change to the definition of “Eligible Persons” that would have the potential of narrowing or broadening or increasing Insider participation;
(c)	amendments to the prescribed NED limits within the Option Plan;
(d)	the addition of any form of financial assistance;
(e)	any amendment to a financial assistance provision that is more favourable to Eligible Persons;
(f)	the addition of deferred or restricted share unit or any other provision which results in Eligible Persons receiving securities while no cash consideration is received by the Company;
(g)	any amendment to the Option Plan to permit Options to be transferred or assigned other than for normal estate settlement purposes;
(h)	any amendment that reduces the exercise price or permits the cancellation and re-issuance of Options;
(i)	any amendment that extends Options beyond the original Option Period of such Options;
(j)	any other amendments that may lead to significant or unreasonable dilution in the Company’s outstanding securities; and
(k)	any reduction to the range of amendments requiring shareholder approval contemplated in this Section or any other amendments to the amending provisions of the Option Plan;

Amendments Without Shareholder Approval – The Board may, subject to receipt of requisite regulatory approval, where required, in its sole discretion (without shareholder approval), make all other amendments to the Option Plan (including Options granted thereunder) that are not of the type contemplated in the Option Plan above, including, without limitation:

(a)	amendments which are of a typographical, grammatical, clerical or of a housekeeping nature;
(b)	the addition of or a change to vesting provisions of a security or the Option Plan;

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(c)	the addition of a cashless exercise feature; and
(d)	a change to the termination provisions of a security or the Option Plan that does not entail an extension beyond the original Option Period.

Notwithstanding the provisions of the Option Plan, the Company shall additionally obtain requisite shareholder approval in respect of amendments to the Option Plan that are contemplated pursuant to the Option Plan to the extent such approval is required by any applicable law or regulations.

Share-Based Awards

Restricted Share Unit Plan

The Company’s RSU Plan was last approved at the 2024 Meeting where Shareholders approved an amendment to the RSU Plan, such that the maximum number of Common Shares available for issuance thereunder was fixed at 5% of the issued and outstanding Common Shares of the Company, subject to a global cap of no more than 9.5% of the Company’s issued and outstanding Common Shares for all equity compensation plans in aggregate, of which no more than 5% may be in the form of RSUs, PSUs or DSUs in aggregate. At the Meeting, shareholders are being asked to approve amendments to certain vesting provisions, while all other terms, other than certain amendments to terms not requiring shareholder approval, remain in place and as previously approved by shareholders. Please refer to “Business to be Conducted at the Meeting – Amendment to Restricted Share Unit Plan” for details on those proposed amendments.

The material terms of the RSU Plan, with amendments (some of which remain subject to shareholder approval at the Meeting), are included below, and a copy of the RSU Plan, as amended, can be found on the Company’s website at https://www.auroramj.com/investors/corporate-governance/. Capitalized terms used but not defined in this section of the Information Circular shall have the meanings ascribed thereto in the RSU Plan.

Summary of the RSU Plan

Nature and Administration of the RSU Plan – All Participants (as defined below) of the Company and its related entities are eligible to participate in the RSU Plan (as “RSU Plan Participants”), though the Company reserves the right to restrict eligibility or otherwise limit the number of persons eligible for participation in the RSU Plan at any time. Eligibility to participate in the RSU Plan does not confer upon any person a right to receive an award of RSUs. The RSU Plan shall be administered by the Board or a committee appointed by the Board who will administer the RSU Plan and who can, from time to time, award RSUs to RSU Plan Participants (the “Committee”). RSUs will be credited to an account maintained for each RSU Plan Participant on the books of the Company as of the award date. The number of RSUs to be credited to each RSU Plan Participant’s account shall be determined at the discretion of the Board and pursuant to the terms of the RSU Plan.

Participants – Under the RSU Plan, a Participant is an eligible director, consultant, or employee of the Company to whom RSUs are granted.

Maximum Number of Shares – The maximum number of Common Shares made available for the RSU Plan shall not exceed 5% of the issued and outstanding Common Shares of the Company, subject to a global cap of no more than 9.5% of the Company’s issued and outstanding Common Shares for all equity compensation plans in aggregate, of which no more than 5% may be in the form of RSUs, PSUs or DSUs in aggregate, and subject to shareholder approval at the Meeting. The aggregate number of Common Shares issuable to Insiders pursuant to RSUs granted and all other security-based compensation arrangements shall not, at any time, exceed 9.5% of the total number of Common Shares then outstanding. The aggregate number of Common Shares issued to Insiders pursuant to RSUs and all other security-based compensation arrangements, within a one-year period, shall not exceed 9.5% of the total number of Common Shares then outstanding. The number of Common Shares then outstanding shall mean the number of Common Shares outstanding on a non-diluted basis immediately prior to the proposed award of the applicable RSUs.

Maximum Non-Employee Director Security-Based Compensation – The aggregate value of security- based compensation granted to any one Non-Employee Director in any calendar year under all Security Based Compensation Arrangements of the Company shall not exceed $150,000, no more than $100,000 of which may be granted in the form of stock options.

Restricted Period – The restricted period is subject to the discretion of the Board. The term “Restricted Period” (defined in the RSU Plan) means any period of time during which an RSU is not vested and the RSU Plan Participant holding such RSU remains ineligible to receive RSUs as determined by the Committee, in its absolute discretion, however, such period of time may be reduced or eliminated from time to time and at any time and for any reason as determined by the Committee, including but not limited to circumstances involving death or disability of an RSU Plan Participant.

Termination with Cause – Subject to any provisions with respect to vesting of RSUs in a Participant’s employment agreement with the Company, in the event of the Termination with cause of a Participant during the Restricted Period, any RSUs held by the Participant shall immediately terminate and be of no further force or effect, provided that the Committee has the absolute discretion to waive such termination.

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Subject to any provisions with respect to vesting of RSUs in a Participant’s employment agreement with the Company, in the event of the Termination with cause of the Participant following the Restricted Period and prior to the Deferred Payment Date, the Participant shall be entitled to receive, and the Company shall issue forthwith Restricted Shares in satisfaction of the RSUs then held by the Participant.

Termination without Cause – Subject to any provisions with respect to vesting of RSUs in a Participant’s employment agreement with the Company, in the event of the Termination without cause of a Participant during the Restricted Period, any RSUs held by the Participant shall be pro-rated based on the number of months that have elapsed between the date of the applicable Restricted Share Unit Grant Letter and the date of Termination divided by the total number of months between the date of the applicable Restricted Share Unit Grant Letter and the end of the Restricted Period. If the Participant’s Restricted Share Unit Grant Letter includes any Performance Conditions, achievement of such Performance Conditions will be determined by the Committee, in its sole discretion, as of the end of the Restricted Period. Such pro-rated amount of Restricted Share Units shall vest and become exercisable at the end of the Restricted Period , provided that the Committee shall have the discretion to waive or alter any vesting.

Subject to any provisions with respect to vesting of RSUs in a Participant’s employment agreement with the Company, in the event of the Termination without cause of the Participant following the Restricted Period and prior to the Deferred Payment Date, the Participant shall be entitled to receive, and the Company shall issue forthwith Restricted Shares in satisfaction of the RSUs then held by the Participant.

Voluntary Termination – Subject to any provisions with respect to vesting of RSUs in a Participant’s employment agreement with the Company, in the event of the Termination by voluntary resignation of a Participant during any Restricted Period, on the date that such Participant ceases to be an eligible RSU Plan Participant, any RSUs held by such Participant which have not yet vested shall be terminated and be of no further force or effect, and all rights to receive Restricted Shares thereunder shall be forfeited by the Participant. If the Participant’s Restricted Share Unit Grant Letter includes any Performance Conditions (each defined in the RSU Plan), achievement of such Performance Conditions will to be determined by the Committee, in its sole discretion, as of the end of the Restricted Period.

Retirement or Early Retirement – Subject to any provisions with respect to vesting of RSUs in a Participant’s employment agreement with the Company, in the event of the Retirement or Early Retirement of a Participant during the Restricted Period, any RSUs held by the Participant shall vest pro-rata on an accelerated basis calculated by dividing the number of months that have elapsed between the date of the applicable Restricted Share Unit Grant Letter and the Retirement Date by the total number of months between the date of the applicable Restricted Share Unit Grant Letter and the end of the Restricted Period, provided that the Committee shall have the discretion to waive or alter any vesting.

Subject to any provisions with respect to vesting of RSUs in a Participant’s employment agreement with the Company, in the event of the Retirement or Early Retirement of the Participant following the Restricted Period and prior to the Deferred Payment Date, the Participant shall be entitled to receive, and the Company shall issue forthwith Restricted Shares in satisfaction of the RSUs then held by the Participant.

Death or Disability of Participant – Subject to any provisions with respect to vesting of RSUs in an RSU Plan Participant’s employment agreement with the Company, in the event of the total disability or death of an RSU Plan Participant, any RSUs held by the RSU Plan Participant shall vest immediately and the Company shall issue Common Shares for each vested RSU, to the RSU Plan Participant or legal personal representatives of the RSU Plan Participant forthwith in full satisfaction thereof.

Non-Assignable – Except as otherwise may be expressly provided for under the RSU Plan or pursuant to a will or by the laws of descent and distribution, no RSU and no other right or interest of a Participant is assignable or transferable.

Adjustments – In the event there is any change in the Common Shares, whether by reason of a stock dividend, consolidation, subdivision, reclassification or otherwise, an appropriate adjustment shall be made by the Committee in:

(a)	the number of Common Shares available under the RSU Plan; and
(b)	the number of Common Shares subject to any outstanding RSUs.

If the foregoing adjustment shall result in a fractional Common Share, the fraction shall be disregarded. All such adjustments shall be conclusive, final and binding for all purposes of the RSU Plan.

Change of Control – Subject to any provisions with respect to vesting of RSUs in an RSU Plan Participant’s employment agreement with the Company, in the event of a Change of Control, all RSUs outstanding shall vest or be deemed to have vested immediately prior to the Change of Control and be forthwith settled by the issuance of applicable Common Shares notwithstanding the Restricted Period and any applicable Deferred Payment Date.

Black-Out Period – Notwithstanding the foregoing, in the event that the expiry of the applicable Restricted Period (or on the Deferred Payment Date, as applicable), falls within, or within two (2) Trading Days after the end of, a Blackout Period the expiry date of such Restricted Period (or on the Deferred Payment Date, as applicable), shall be automatically extended to the close of the 10th Trading Day following the end of the Blackout Period.

Amendments Requiring Shareholder Approval – Any amendment, modification or change to the provisions of the RSU Plan, which would:

(a)	materially increase the benefits of the holder under the RSU Plan to the detriment of the Company and its shareholders;
(b)	increase the maximum number of Common Shares, which may be issued pursuant to the RSU Plan;
(c)	reduce the range of amendments requiring shareholder approval contemplated in this section;
(d)	permit RSUs to be transferred other than for normal estate settlement purposes;
(e)	change Insider participation limits;
(f)	modify the prescribed NED limits within the RSU Plan; or
(g)	materially modify the requirements as to eligibility for participation in the RSU Plan;

shall only be effective upon such amendment, modification or change being approved by the shareholders of the Company. In addition, any such amendment, modification or change of any provision of the RSU Plan shall be subject to the approval, if required, by any regulatory authority having jurisdiction over the securities of the Company.

Amendments or Termination without Shareholder Approval – The Committee may from time to time in the absolute discretion of the Committee, without further shareholder approval, amend, modify and change the provisions of the RSU Plan, including, without limitation:

(a)	amendments of a housekeeping nature; and
(b)	changes to the Restricted Period of any RSU.

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Performance Share Unit Plan

The Company’s PSU Plan was last approved at the 2024 Meeting, where shareholders approved an amendment to the PSU Plan such that the maximum number of Common Shares available for issuance thereunder was fixed at 5% of the issued and outstanding Common Shares of the Company, subject to a global cap of no more than 9.5% of the Company’s issued and outstanding Common Shares for all equity compensation plans in aggregate, of which no more than 5% may be in the form of RSUs, PSUs or DSUs in aggregate. At the Meeting, shareholders are being asked to approve amendments to certain vesting provisions, while all other terms, other than certain amendments to terms not requiring shareholder approval, remain in place and as previously approved by shareholders. Please refer to “Business to be Conducted at the Meeting – Amendment to Performance Share Unit Plan” for details on those proposed amendments.

The Material terms of the PSU Plan, with amendments (some of which remain subject to shareholder approval at the Meeting), are included below, and a copy of the PSU Plan, as amended, can be found on the Company’s website at https://www.auroramj.com/investors/corporate-governance/. Capitalized terms used but not defined in this section of the Information Circular shall have the meanings ascribed thereto in the PSU Plan

Summary of the PSU Plan

Administration – The PSU Plan is administered by the HRCC, which is responsible for establishing the performance conditions or measures for the grant of PSUs to Participants, including the Entitlement Date.

Eligible Participants – A “Participant” means an eligible consultant or employee to whom PSUs are granted. The HRCC will from time to time determine the Participants who may participate in the Plan and will, from time to time, determine the Participants to whom PSUs will be granted and the provisions, performance conditions and restrictions with respect to such grant(s), all such determinations to be made in accordance with the terms and conditions of the Plan, and the Committee may take into consideration the present and potential contributions of and the services rendered by the particular Participant to the success of the Company and any other factors which the HRCC deems appropriate and relevant.

Maximum number of Common Shares – The aggregate maximum number of Common Shares reserved for issuance from treasury under the PSU Plan, subject to adjustment in accordance with the PSU Plan, will not exceed 5% of the issued and outstanding Common Shares of the Company, subject to a global cap of no more than 9.5% of the Company’s issued and outstanding Common Shares for all equity compensation plans in aggregate, of which no more than 5% may be in the form of RSUs, PSUs, or DSUs in aggregate, and subject to shareholder approval at the Meeting. The maximum aggregate number of Common Shares:

(a)	which may be reserved for issuance to any one Participant under the PSU Plan together with all of the Company’s other previously established or proposed share compensation arrangements will not exceed 9.5% of the issued and outstanding Common Shares on the grant date (on a non-diluted basis);
(b)	which may be issuable to Insiders under the PSU Plan together with all of the Company’s other previously established or proposed share compensation arrangements will not exceed 9.5% of the Common Shares issued and outstanding on the grant date (on a non-diluted basis); and
(c)	which may be issued to Insiders under the PSU Plan together with all of the Company’s other previously established or proposed share compensation arrangements within a twelve-month period will not exceed 9.5% of the issued and outstanding Common Shares at the time of issuance (on a non-diluted basis).

Settlement of PSUs - The Company will satisfy its payment obligation, net of any applicable taxes and other source deductions required by law to be withheld by the Company (or any of its affiliates), for the settlement of PSUs by either:

(a)	the issuance of Common Shares to the Participant in an amount equal to the number of PSUs being settled, or
(b)	a payment in cash to the Participant equal to the Market Price of a Common Share on the Entitlement Date multiplied by the number of Performance Share Units being settled,

in each case (in the case of PSUs that are subject to performance conditions or measures) multiplied by the Achieved Performance Ratio, being the percentage, ranging from 0% to 150% (or within such other range as the Board may determine from time to time), quantifying the performance achievement realized on an Entitlement Date determined in accordance with the performance conditions or measures and other terms outlined in the grant letter evidencing such PSU award.

“Market Price” means the volume weighted average trading price of the Common Shares on the TSX for the five trading days ending on the last trading date immediately before the date on which the Market Price is determined. In the event that the Common Shares are not then listed and posted for trading on the TSX, the Market Price will be the fair market value of such Common Shares as determined by the Board in its sole discretion.

Death or Disability of Participant – Unless the Board determines otherwise, a Participant’s Entitlement Date will be accelerated as follows: (a) in the event of the death of the Participant, the Participant’s Entitlement Date will be the date of death; and (b) in the event of the total disability of the Participant, the Participant’s Entitlement Date will be the date on which the Participant becomes totally disabled. In the event the Participant’s Entitlement Date is accelerated as a result of the death or total disability of the Participant, in the case of PSUs that are subject to performance conditions or measures, unless the Board determines otherwise, the Achieved Performance Ratio will be calculated on the actual performance achievement realized at the time of death or disability.

Termination Provisions – In the event of the Termination with cause of a Participant prior to the Entitlement Date, any PSUs held by the Participant will immediately terminate and be of no further force or effect, provided that the HRCC has the absolute discretion to waive such termination.

In the event of the Termination without cause of a Participant prior to the Entitlement Date, such Participant’s rights or entitlements to receive Common Shares or any cash payment on the Entitlement Date shall be calculated on a pro-rata basis based on the number of months that have elapsed between the date of the applicable Grant Date and the date of Termination divided by the total number of months between the date of the applicable Grant Date and the Entitlement Date. Achievement of any performance conditions or restrictions contained in a Participant’s Performance Share Unit grant letter will be determined by the Committee, in its sole discretion, as of the Entitlement Date. For avoidance of doubt, the Entitlement Date will not be accelerated as a result of such Termination without cause, unless otherwise determined by the Committee.

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In the event of the Termination by voluntary resignation of a Participant prior to the Entitlement Date, on date the Participant ceases to be an Eligible Employee or an Eligible Consultant, any Performance Share Units held by such Participant which have not yet vested shall be terminated and be of no further force or effect, and all rights to receive Common Shares thereunder shall be forfeited by the Participant, provided that the Committee has the absolute discretion to waive such termination

Retirement Provisions – In the event of Retirement of the Participant, the Participant’s Entitlement Date will not be altered. In the event of Early Retirement of the Participant, the Participant’s Entitlement Date will be accelerated on a pro-rata basis calculated by dividing the number of months that have elapsed between the applicable grant date and the Retirement Date by the total number of months between the Grant Date and the Entitlement Date.

Non-Assignable – Except as otherwise may be expressly provided for under the PSU Plan or pursuant to a will or by the laws of descent and distribution, no PSU and no other right or interest of a Participant is assignable or transferable.

Change of Control Provisions – In the event of a Change of Control and if, at the time of the Change of Control:

(a)	the Participant is an Eligible Employee and, within 12 months of such Change of Control, the Company terminates the employment or services of said Participant/Eligible Employee for any reason other than just cause or any “triggering event” occurs (as defined in the employment agreement or other contractual arrangement in place between the Participant/Eligible Employee and the Company) (the “Triggering Event”), then on the date of such Triggering Event (the “Early Measurement Date”), the PSUs outstanding and held by the Participant will immediately vest in an amount equal to the product obtained by multiplying (i) the total number of Common Shares otherwise issuable pursuant to such PSUs or the full value of such PSUs (as determined in the absolute discretion of the Board) and (ii) the Applicable Pro-Ration Factor; and
(b)	the Participant is not an Eligible Employee of the Company, then all Performance Share Units outstanding and held by the Participant will immediately vest.

Black-Out Period – Notwithstanding the foregoing, in the event that the applicable Entitlement Date (or on the Deferred Payment Date, as applicable), falls within, or within two (2) Trading Days after the end of, a Blackout Period, the Entitlement Date (or the Deferred Payment Date, as applicable) shall be automatically extended to the close of the 10th Trading Day following the end of the Blackout Period.

Amendments requiring Shareholder Approval – Any amendments, modifications or changes to the provisions of the PSU Plan (including any grant letters) which would:

(a)	materially increase the benefits under the PSU Plan;
(b)	modify rights of shareholders;
(c)	increase the number of Common Shares which may be issued pursuant to the PSU Plan;
(d)	modify the requirements as to eligibility for participation in the PSU Plan, or
(e)	make any amendment to increase the ability of the Board to amend the Plan without shareholder approval,

will only be effective upon such amendment, modification or change being approved by the shareholders of the Company, if required, by the TSX and any other Stock Exchange or regulatory authority having jurisdiction over the securities of the Company.

Amendments without Shareholder Approval – The HRCC may from time to time in its absolute discretion amend, modify and change the provisions of the PSU Plan (including any grant letters) without shareholder approval, including, without limitation, amendments of a housekeeping nature, including changes to the Entitlement Date of any PSUs.

Deferred Share Unit Plan

The Company’s DSU Plan was last approved by shareholders at the 2024 Meeting. Under the DSU Plan, at the maximum number of Common Shares available for issuance thereunder is fixed at 1% of the issued and outstanding Common Shares of the Company, subject to a global cap of no more than 9.5% of the Company’s issued and outstanding Common Shares for all equity compensation plans in aggregate, of which no more than 5% may be in the form of RSUs, PSUs or DSUs in aggregate.

A summary of the DSU Plan is set out below and a complete copy of the DSU Plan is available on the Company’s website at https://www.auroramj.com/investors/corporate-governance/. Capitalized terms used, but not defined herein have the meaning ascribed to them in the DSU Plan.

Summary of the DSU Plan

Administration of Plan – The HRCC administers the DSU Plan. The DSU Plan provides that non-employee directors may elect to receive up to 100% of their annual compensation amount as established from time to time by the Board (the “Annual Base Compensation”) in DSUs. A DSU is a unit credited to a Participant by way of a bookkeeping entry in the books of the Company, the value of each DSU is equivalent to one Common Share. All DSUs paid with respect to Annual Base Compensation or otherwise awarded by the Board of Directors will be credited to the director by means of an entry in a notional account in their favour on the books of the Company (a “DSU Account”) when such Annual Base Compensation is payable or discretionary grant is made. The director’s DSU Account will be credited with the number of DSUs calculated to the nearest thousandth of a DSU, determined by dividing the dollar amount of compensation payable in DSUs on the payment date by the Share Price of a Common Share at the time. “Share Price” is defined in the DSU Plan and means (if the Common Shares are listed and posted for trading on the TSX) the closing price of a Common Share on the TSX averaged over the five (5) consecutive trading days immediately preceding the date of grant or the redemption date, as the case may be. Fractional Common Shares will not be issued, and any fractional entitlements will be rounded down to the nearest whole number. In addition to the DSUs granted as part of a director’s Annual Base Compensation, the Board may also, from time to time and in its sole discretion, grant one or more awards of DSUs to directors on terms and conditions consistent with the DSU Plan.

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Generally, a Participant (as defined in the DSU Plan) shall be entitled to redeem his or her DSUs during the period commencing on the business day immediately following the date upon which the Participant ceases to hold any position as a director of the Company or its subsidiaries and is no longer otherwise employed by the Company or its subsidiaries, including in the event of death of the Participant (the “Termination Date”) and ending on the date which is 180 days following the Termination Date, provided, however that for U.S. Eligible Participants, redemption will be made upon such Participant’s “separation from service” as defined under Internal Revenue Code Section 409A, or (ii) within 180 days of the U.S. Eligible Participant’s death.

Redemptions of DSUs under the DSU Plan may be (i) in Common Shares issued from treasury (subject to the shareholder approval being sought at this Meeting), (ii) Common Shares purchased by the Company on the open market for delivery to the former non-employee director, or (iii) settled in cash (at the Share Price) or any combination of the foregoing, as determined by the Board in its sole discretion.

Maximum Number of Common Shares Issuable for DSUs – DSUs may be granted by the Company in accordance with the DSU Plan provided the number of Common Shares issuable pursuant to the DSUs outstanding pursuant to the DSU Plan from time to time shall not exceed 1% of the issued and outstanding Common Shares of the Company, subject to a global cap of no more than 9.5% of the Company’s issued and outstanding Common Shares for all equity compensation plans in aggregate, of which no more than 5% may be in the form of RSUs, PSUs or DSUs in aggregate.

The DSU Plan provides that the maximum number of Common Shares issuable to insiders (as that term is defined by the TSX) pursuant to the DSU Plan, together with any Common Shares issuable pursuant to any other security-based compensation arrangement of the Company, will not exceed 9.5% of the total number of outstanding Common Shares, of which no more than 5% may be in the form of RSUs, PSUs, or DSUs in aggregate. Further, the aggregate number of shares that may be issued to insiders pursuant to the DSU Plan and all other security-based compensation arrangements of the Company, within any 12-month period may not exceed 9.5% of the Common Shares outstanding at the beginning of such 12-month period.

Transferability – No right to receive payment of deferred compensation or retirement awards shall be transferable or assignable by any Participant under the DSU Plan except by will or laws of descent and distribution.

Maximum Non-Employee Director Security-Based Compensation – The aggregate value of security- based compensation granted to any one Non-Employee Director in any calendar year under all Security Based Compensation Arrangements of the Company shall not exceed $150,000, no more than $100,000 of which may be granted in the form of stock options.

Amendments Requiring Shareholder Approval – Shareholder approval shall be obtained for any amendment:

(a)	to increase the maximum number of Common Shares which may be issued under the DSU Plan;
(b)	to modify the prescribed NED limits within the DSU Plan;
(c)	to modify the amendment provisions of the DSU Plan; or
(d)	to expand the definition of “Participant”.

Amendments Without Shareholder Approval – The Board may at any time, and from time to time, and without shareholder approval, amend any provision of the DSU Plan, subject to any regulatory or stock exchange requirement at the time of such amendment, including, without limitation:

(a)	for the purposes of making formal minor or technical modifications to any of the provisions of the DSU Plan including amendments of a “clerical” or “housekeeping” nature;
(b)	to correct any ambiguity, defective provision, error or omission in the provisions of the DSU Plan;
(c)	amendments to the termination provisions of the DSU Plan;
(d)	amendments necessary or advisable because of any change in applicable laws;
(e)	amendments to the transferability of DSUs;
(f)	amendments relating to the administration of the DSU Plan; or
(g)	any other amendment, fundamental or otherwise, not requiring shareholder approval under applicable laws;

provided, however, that no such amendment of the DSU Plan may be made without the consent of each affected Participant in the DSU Plan if such amendment would adversely affect the rights of such affected Participant(s) under the DSU Plan.

TSX Policy Requirement for Continuing Shareholder Approval

Pursuant to TSX policies, the Option Plan, RSU Plan, PSU Plan, and DSU Plan and all unallocated entitlements thereunder must be presented to the shareholders for consideration to obtain approval for continuation every three (3) years. As such, the plans will need to be again presented to shareholders following the Meeting on or before August 9, 2027.

Securities Authorized for Issuance Under Equity Compensation Plans

All equity-based compensation arrangements of the Company include the Option Plan, RSU Plan, PSU Plan and the DSU Plan. As outstanding awards are exercised, additional awards may be granted to replace those exercised. In addition, as the number of issued and outstanding Common Shares increases, the number of awards available for grant to eligible recipients also increases. The following table sets out equity compensation plan information as at the March 31, 2025 financial year end.

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	Number of securities to be issued upon exercise of outstanding options and rights, under equity compensation plans(1)	Weighted-average exercise price of outstanding options and rights ($)	Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column (a)) (2)
Plan Category	(a)	(b)	(c)
Equity Compensation Plans Approved by Shareholders – Option Plan	1,696,251(3)	18.13	780,509(7)
Equity Compensation Plans Approved by Shareholders – RSU Plan	733,008(4)	10.28	1,608,669(8)
Equity Compensation Plans Approved by Shareholders – PSU Plan	351,424(5)	11.70
Equity Compensation Plans Approved by Shareholders – DSU Plan	56,755(6)	26.26
Equity compensation plans not approved by securityholders	N/A	N/A	N/A
Total:	2,837,437(9)		2,389,178(10)

Notes:

1)	Represents the number of Common Shares reserved for issuance upon exercise of outstanding Options, redemption of RSUs, PSUs, and DSUs.
2)	A maximum of 9.5% for issuance, less any Common Shares reserved for issuance under the share compensation arrangements, may be reserved for issuance in aggregate under the Option Plan, the RSU Plan, the PSU Plan, and the DSU Plan. As at March 31, 2025, the maximum number of Common Shares reserved for issuance under the Option Plan, the RSU Plan, the PSU Plan, and the DSU Plan, in aggregate, was 5,342,252 Common Shares, (being 9.5% of the 56,234,231 Common Shares then issued and outstanding). The maximum number of Common Shares issuable under the RSU Plan, PSU Plan and DSU Plan is subject to a maximum of 5% of Common Shares then issued and outstanding.
3)	Represents 3.0% of the Common Shares issued and outstanding as of March 31, 2025.
4)	Represents 1.3% of the Common Shares issued and outstanding as of March 31, 2025.
5)	Represents 0.6% of the Common Shares issued and outstanding as of March 31, 2025.
6)	Represents 0.1% of the Common Shares issued and outstanding as of March 31, 2025.
7)	Represents 1.4% of the Common Shares issued and outstanding as of March 31, 2025.
8)	Represents 2.9% of the Common Shares issued and outstanding as of March 31, 2024. The amount available under each of the RSU, PSU and DSU Plan has been combined due to the sub-limit applicable to full value award plans in aggregate.
9)	Represents 5.0% of the Common Shares issued and outstanding as of March 31, 2025.
10)	Represents 4.2% of the Common Shares issued and outstanding as of March 31, 2025.

Burn Rate & Dilution Rate

The annual burn rate for each security-based compensation arrangement for the three most recently completed financial years, expressed as a percentage and calculated by dividing the number of awards granted during the financial year by the weighted average number of Common Shares outstanding for the financial year, is set forth in the following table:

	For the financial year or period ended:(1)
	March 31, 2025	March 31, 2024	March 31, 2023(2)
Option Plan	1.37%	1.47%	1.05%
RSU Plan	0.69%	0.88%	1.87%
PSU Plan	0.24%	1.21%	0.54%
DSU Plan	0.00%	0.52%	0.22%

Notes:

1)	The annual burn rate is calculated as the number of securities granted under the arrangement during the applicable financial year divided by the weighted average number of securities outstanding for the applicable financial year.
2)	This represents a nine-month fiscal period.

The dilution rate is expressed as a percentage and calculated by dividing the number of awards outstanding at the end of a financial year by the number of Common Shares outstanding. As of March 31, 2025, the Company’s dilution rate under all security-based compensation arrangements is as follows:

As of: Year ended		Year ended	Nine-month Fiscal Period ended
March 31, 2025		March 31, 2024	March 31, 2023
Number of Securities Outstanding under All Security-Based Arrangements	1,1141,186	2,880,966	548,045
Number of Common Shares Outstanding	56,234,231	54,545,797	29,777,224
Dilution Rate	2.0%	5.3%	4.6%

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GENERAL
INDEBTEDNESS OF DIRECTORS AND EXECUTIVE OFFICERS	At no time during the Company’s last completed financial year, was any director, executive officer, employee, proposed management nominee for election as a director of the Company nor any associate of any such director, executive officer, or proposed management nominee of the Company or any former director, executive officer or employee of the Company or any of its subsidiaries, indebted to the Company or any of its subsidiaries or indebted to another entity where such indebtedness is or has been the subject of a guarantee, support agreement, letter of credit or other similar arrangement or understanding provided by the Company or any of its subsidiaries, other than routine indebtedness.
INTEREST OF INFORMED PERSONS IN MATERIAL TRANSACTIONS	This Information Circular briefly describes (and, where practicable, states the approximate amount) of any material interest, direct or indirect, of any informed person of the Company, any proposed director of the Company, or any associate or affiliate of any informed person or proposed director, in any transaction since the commencement of the Company’s most recently completed financial year or in any proposed transaction which has materially affected or would materially affect the Company or any of its subsidiaries.
MANAGEMENT CONTRACTS	Except as set out herein, there are no management functions of the Company which are to any substantial degree performed by a person or company other than the directors or executive officers of the Company.
ADDITIONAL INFORMATION	Additional information regarding the Company and its business activities is available on the SEDAR+ website located at www.sedarplus.ca. The Company’s financial information is provided in the Company’s comparative financial statements and related management discussion and analysis for its most recently completed financial year and may be viewed on the SEDAR+ website at the location noted above. Shareholders of the Company may request copies of the Company’s financial statements and related management discussion and analysis by contacting the Company by email at ir@auroramj.com.
OTHER MATTERS	The Board is not aware of any other matters it anticipates will come before the Meeting as of the date of this Information Circular.
The contents of this Information Circular and its distribution to shareholders has been approved by the Board.
DATED effective June 26, 2025 BY ORDER OF THE BOARD OF DIRECTORS Miguel Martin Executive Chairman and Chief Executive Officer

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